ANNUAL REPORT | 2022

Toll Brothers
AMERICA'S LUXURY HOME BUILDER®

ROBERT I. TOLL
1940–2022

An Incredible Legacy

  

A true innovator and visionary leader. A family man with a passion for giving. Robert I. Toll's extraordinary character and enduring impact can be described in countless ways, but they are immeasurable.

Bob was a practicing lawyer for just one year before founding Toll Brothers with his younger brother Bruce in the suburbs of Philadelphia in 1967. Toll Brothers later expanded to multiple states and went public on the New York Stock Exchange in 1986, ultimately becoming a Fortune 500 company with nearly $10 billion in annual home building revenues and a presence that now spans over 60 markets in 24 states. Today, over 150,000 families across the United States live in a Toll Brothers home.

Beyond his incredible legacy in shaping the home building industry, Bob had a strong commitment to philanthropy and social justice. Alongside his beloved wife Jane, Bob made significant contributions of his time and resources to nonprofit organizations ranging from Seeds of Peace, an organization dedicated to bringing together youth and educators from areas of conflict to create more just and inclusive societies, to Say Yes to Education, for which Bob and Jane sponsored the higher education of 58 third-graders from an inner-city school in Philadelphia, to making the largest gift in history devoted entirely to the training and support of public interest lawyers at the University of Pennsylvania Law School. Bob and Jane were also avid supporters of the American Cancer Society, the American Red Cross, and The Metropolitan Opera.

"Bob had such a profound impact on so many of us in so many unique ways," said Douglas C. Yearley, Jr., Chairman and CEO of Toll Brothers. "He lived an incredible life and leaves behind a tremendous legacy in his family, business, and philanthropy."

To learn more about Bob's incredible life and legacy, please visit **Bob.TollBrothers.com**.

COMPANY OVERVIEW

FINANCIAL SUMMARY



REVENUES
For Home Sales in FY ($ in millions)



EARNINGS PER SHARE
In FY ($)



CONTRACTS
In FY ($ in millions)



BACKLOG
At FYE ($ in millions)

INDUSTRY-LEADING COMPANY AND BRAND

America's Luxury Home Builder

Founded in 1967

NYSE-listed (TOL) since 1986

Fortune 500 Company

5th largest U.S. home builder by revenues

National Builder of the Year, *Builder* magazine

Two-time Builder of the Year, *Professional Builder* magazine

For the 7th time, named #1 World's Most Admired Home Builder in FORTUNE magazine's 2022 survey*

LUXURY HOMES AND COMMUNITIES

National presence in over 60 markets in 24 states and Washington, DC

Selling from 348 communities

Delivered over 10,500 homes in FY 2022

Average delivered home price of $923,600; average price in backlog of $1,095,800

Control 76,000 home sites

High-volume production of highly personalized homes

Build-to-order model: home buyers added an average of approximately $190,000 in lot premiums and structural and design options to their homes in FY 2022

33 Design Studio locations nationwide

Diverse Product Lines:

Luxury move-up homes

Millennial-focused affordable luxury homes

Active-adult and second homes

Master-planned communities; resort-style golf and country club living

Toll Brothers City Living: luxury mid- and high-rise urban for-sale communities

Toll Brothers Apartment Living and Toll Brothers Campus Living: luxury for-rent urban, suburban, and student housing communities

FINANCIAL AND MANAGEMENT STRENGTH

Liquidity of $3.1 billion: $1.3 billion in cash and $1.8 billion available under our $1.9 billion, 24-bank, 4-year revolving credit facility

$650 million, 12-bank, 4-year term loan

Over $18 billion in corporate and joint venture financing transactions completed in the last 5 years

Debt-to-capital ratio of 35.7%; net debt-to-capital ratio† of 23.4%

Focus on driving return on equity through more capital-efficient land buying, product optimization, and other strategies

Seasoned executive management team: average 17-year tenure with Toll Brothers

Information for and as of FYE October 31, 2022, unless otherwise noted.

*©2022 Fortune Media IP Limited. All rights reserved. Used under license. Fortune and Fortune Media IP Limited are not affiliated with, and do not endorse the products or services of, Toll Brothers.

†See "Reconciliation of Non-GAAP Measures" at the end of this report for more information on the calculation of the company's net debt-to-capital ratio.

DEAR SHAREHOLDER

The past few years have presented an unprecedented mix of challenges and opportunities, and 2022 was no exception. We are pleased to report that, once again, our Toll Brothers teams have delivered outstanding results.

In a year filled with supply chain disruptions, labor shortages, and many other operational challenges, we delivered over 10,500 homes, the most in our history, and grew homebuilding revenues by over 15% to a record $9.7 billion. Net income was also a record $1.3 billion, or $10.90 per share diluted, and our return on beginning equity rose 720 basis points to 24.3%.

Our record 2022 fiscal year was also notable for the sheer contrast between the incredible demand for new homes we saw in the first half of the year, and the decline in demand experienced as inflation and interest rates rose sharply in the second half.

While we enter the new year in a softer market, we are still projecting another year of solid results in fiscal 2023 as we focus on delivering our $8.9 billion backlog of nearly 8,100 luxury homes. Even more important, we continue to believe the long-term prospects for the housing market remain positive despite the recent demand weakness.

As we meet today's challenges and prepare for the future, we will be doing so for the first time without our founder, mentor, and friend, Bob Toll. Bob was an unparalleled leader who shaped this company and our industry. Bob's passing has made this year especially reflective for all of us at Toll Brothers, and the example he set and the lessons he taught us over the decades have become all the more relevant.

ONE YEAR, TWO DISTINCT MARKETS

Our fiscal year 2022 was a tale of two halves—a year that was divided into two very distinct demand environments. The first half of the year saw the continuation of the historic demand frenzy of 2021, driven by a strong economy and stock market, low interest rates, favorable demographics, tight housing supply, and continued migration. These factors drove robust demand for our new homes across the country.

Then, beginning in March, the Federal Reserve embarked on a rapid course of interest rate increases that raised the 30-year home mortgage rate from under 3% to over 7% in a matter of months. The impact of this sharp rise in interest rates on our customers and our industry had a chilling effect on demand, as home buyers were already absorbing higher home prices. Combined with the rising inflation that continues to spur Fed action and the resulting economic uncertainty, many potential home buyers simply moved to the sidelines, and we saw our net signed contracts decline 60% in the second half of fiscal 2022 compared to the prior year period.

It is worth noting that both our website and foot traffic did not see the same level of decline, suggesting that while many potential home buyers are taking a pause, they remain interested and may just be waiting for more clarity on the direction of mortgage rates and the overall economy before making their purchase decision.

OUR STRATEGY: PATIENT, NOT PANICKED

The strength of our backlog has allowed us to be patient, not panicked, in the current market—and we remain focused on efficiently delivering these homes. Although our backlog cancellation rates have increased slightly, they are still among the lowest in the industry. With our build-to-order model, our buyers are both emotionally and financially committed to their new Toll Brothers homes, having made substantial nonrefundable deposits averaging $83,000 and personalized their homes with both structural and Design Studio finishing selections. Underscoring the financial strength and higher incomes of our buyers, one in five of our customers pays all cash for their home.

We are also protecting our backlog and our luxury brand by avoiding drastic price reductions and instead focusing on what sets our homes apart in the market and offering highly targeted incentives. Price, incentive, and product offering decisions are based on an assessment of local market dynamics for each of our communities, including the elasticity of demand, the size of our backlog, and our land holdings in the market. As we continue to deliver our large backlog, we expect to have even more flexibility to more aggressively price our homes to the market as needed. We intend to grow our community count by 10% in 2023, as well as replenish our spec home inventory in select locations so we will have more quick move-in homes available to our customers where market conditions warrant.

We are taking all these actions—delivering our backlog, growing community count, and increasing spec home production—in an environment where we are starting to see both building costs and construction cycle times come down, which should serve as tailwinds for our business.

Finally, we are taking additional steps to strategically position our business in the current environment. These include reducing our land spend to increase cash flow, renegotiating or electing not to proceed with land deals that no longer meet our tighter underwriting parameters, and lowering SG&A expenses with targeted cost reductions.

WELL-POSITIONED MARKET PRESENCE & BRAND

As a result of the many decisions we have made to shape this company since the last downturn—expanding geographically, diversifying our product offerings, and honing our land buying discipline—we are well-positioned for the current market and beyond. We have a strong presence in nearly every major metro area across the country, with ample opportunity to gain market share as our brand and financial strength distinguish us from our competition.

As past cycles have taught us, our well-respected brand as America's Luxury Home Builder matters now more than ever. Having been named the World's Most Admired Home Builder seven times by Fortune magazine, we have a reputation for quality, service, and value earned over many decades. This resonates with our discerning home buyers.

STRONG LAND HOLDINGS

With roughly eight years of land owned or optioned, we can be highly selective in our land buying in today's uncertain market, in addition to renegotiating more favorable terms on existing deals. In 2022, we continued to pursue strategies to improve capital efficiency and return on equity by controlling a greater percentage of our land through options rather than ownership. We controlled 76,000 home sites at fiscal year-end 2022; excluding the home sites allocated to our backlog, 56% were controlled through options. Our longer-term goal is 60% optioned, 40% owned.

SOUND FINANCIAL POSITION

Our sound financial footing positions us to execute our strategy to drive growth, increase profitability, and improve capital efficiency. We ended fiscal 2022 with $3.1 billion of liquidity, including $1.3 billion of cash and $1.8 billion available under our $1.9 billion revolving bank credit facility.

This strong liquidity position gives us confidence in our ability to navigate the current market and to continue to grow in the future. There were significant opportunities that emerged from the market downturns of the early 1990s and 2006–2009. We expect this market volatility to present its own opportunities, and we will be ready.

We generated over $986 million in cash flow from operations in fiscal 2022, which enabled us to repurchase nearly $543 million of stock during the fiscal year and pay total dividends of approximately $90 million, while retiring approximately $410 million of long-term debt. We intend to pay off another $400 million of debt in spring 2023, after which we will have no additional debt maturities until fiscal 2026. At fiscal year-end 2022, our net debt-to-capital ratio[†] was 23.4%.

Finally, we ended fiscal 2022 with a book value per share of $54.79, and, based on our projected earnings per share in 2023, we expect our book value per share to increase to over $60.00 at fiscal year-end 2023.

THEN & NOW

In preparing to write this letter, we took the opportunity to look back at previous Toll Brothers Annual Reports during the last downturn of 2006–2009. We were struck by the similarities in how we faced the challenges of that time, such as managing costs and preserving liquidity. But we were also struck by some of the key differences between then and now, including fundamental industry strengths that stand in stark contrast to prior downturns.

First and foremost is the chronic undersupply of new homes that emerged following the last downturn. Housing starts have not kept up with population and household growth in the U.S. for at least the last 15 years, and this lack of supply will continue to support the market for new homes.

Demographic trends are also in our favor, as the two largest demographic groups in America—Millennials and Baby Boomers—are both on the move. Millennials, seeking to build their families and wealth, have demonstrated that home ownership remains a strong foundation of the American dream. At the same time, Baby Boomers, many with significant savings and substantial equity in their existing homes, are also a strong driver of new home demand as they prepare for the next phase of their lives.

These industry tailwinds will not only help bolster our results as we navigate the current housing market, but they will also help ensure a faster turnaround as demand rebounds. We believe the housing industry will be among the first to benefit once inflation is under control and market volatility is replaced with stability.

DRAWING STRENGTH FROM OUR HISTORY

2022 marks 55 years since Toll Brothers was founded in 1967. In times of volatility and change, it is helpful to look back on what is constant in our business—the strategies and strengths that have stood the test of time for 55 years. These include the four pillars of The Toll Brothers Advantage: prestigious locations, distinctive architecture, unrivaled choice, and an extraordinary customer experience.

We also reflect upon and celebrate the incredible life of our founder, Bob Toll. We hold fast to his legacy and are driven by the same principles that have built this company from a small builder in the Philadelphia suburbs to a national luxury builder in 24 states and over 60 markets.

The daily lessons that Bob taught us have been indelibly etched in the minds of those of us who were lucky enough to work with him, and a big part of our culture is passing down that knowledge to leaders at all levels in our business. As a result of this teaching culture that Bob created, we have a seasoned executive management team in place with an average tenure at Toll Brothers of 17 years and the broad market experience needed to both navigate today's housing environment and recognize the opportunities within it.

Looking back at our Annual Report from 1993, just as we were coming out of the economic downturn of 1989–1993, Bob wrote: "Our success over the past 26 years has reinforced our belief that the keys to successful homebuilding are diligence and hard work—a distinguished community, an elegant home, dramatic interiors. But we believe that what is not visible to the buyer is what really makes our homes such an exceptional value. Behind each of our homes are the nearly 1,000 Toll Brothers employees and their vast reservoir of knowledge, diligence, commitment, and intensity. Our challenge is to support their entrepreneurial drive, talent and spirit with the capital, information, and resources they need to build the very best homes and communities in the United States." All of this remains true today.

When we go through tough times in the housing industry, it reminds us of who we are. Toll Brothers is a smart, competitive, hard-charging company with an incomparable reputation in our industry. We've had the great privilege to build dream homes for our clients for 55 years—over 150,000 homes to date—from first-time and move-up homes for growing families to active-adult communities and high-rise condominiums. Our Toll Brothers Apartment Living business has also grown to be the 11th largest apartment developer in the country.

2023 may turn out to be another tale of two halves. There may continue to be challenges ahead in the near term. But we are also hopeful that as the year progresses we will see a stable interest rate environment that will once again unleash the tremendous pent-up demand for housing that we believe exists in our markets. We have the financial strength, we have the brand, we have the team, and we have the land to continue to be successful—even in today's market, and certainly well into the future.

We thank you, our valued shareholders, for continuing to believe in that future and this company. We would also like to extend a special thank you to our Toll Brothers employees, trade partners, capital providers, and clients. The trust you have placed in us is one that we never take for granted.

Sincerely,

DOUGLAS C. YEARLEY, JR.
Chairman & Chief Executive Officer

ROBERT PARAHUS
President & Chief Operating Officer

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†Net Debt to Capital is a non-GAAP metric. See "Reconciliation of Non-GAAP Measures" at the end of this report.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☑   **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

     For the fiscal year ended October 31, 2022

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the transition period from _____ to _____

Commission file number 001-09186
TOLL BROTHERS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**23-2416878**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1140 Virginia Drive   **Fort Washington**   **Pennsylvania**   **19034**
(Address of principal executive offices)   *(Zip Code)*

Registrant's telephone number, including area code
(215) 938-8000
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (par value $.01)	TOL	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of April 30, 2022, the aggregate market value of our Common Stock held by non-affiliates (all persons other than executive officers and directors of Registrant) of the Registrant was approximately $5,322,035,000.

As of December 14, 2022, there were approximately 110,727,000 shares of our Common Stock outstanding.

Documents Incorporated by Reference: Portions of the proxy statement of Toll Brothers, Inc. with respect to the 2023 Annual Meeting of Stockholders, scheduled to be held on March 7, 2023, are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

The following exhibits have been filed electronically with this Form 10-K:

EXHIBIT 4.43
EXHIBIT 21
EXHIBIT 22
EXHIBIT 23
EXHIBIT 31.1
EXHIBIT 31.2
EXHIBIT 32.1
EXHIBIT 32.2
EXHIBIT 101
EXHIBIT 101.INS
EXHIBIT 104

ITEM 1. BUSINESS

Toll Brothers, Inc., a corporation incorporated in Delaware in May 1986, began doing business through predecessor entities in 1967. When this report uses the words "we," "us," "our," and the "Company," they refer to Toll Brothers, Inc. and its subsidiaries, unless the context otherwise requires. References herein to fiscal year refer to our fiscal years ended or ending October 31.

General

We design, build, market, sell, and arrange financing for an array of luxury residential single-family detached home, attached home, master-planned, and urban low-, mid-, and high-rise communities. This is done principally on land we develop and improve, as we continue to pursue our strategy of broadening our product lines, price points and geographic footprint. We cater to luxury first-time, move-up, empty-nester, active-adult and second-home buyers in the United States, as well as urban and suburban renters under the brand names Toll Brothers Apartment Living® and Toll Brothers Campus Living®. We also design, build, market, and sell high-density, high-rise urban luxury condominiums with third-party joint venture partners through Toll Brothers City Living® ("City Living"). At October 31, 2022, we were operating in 24 states and in the District of Columbia.

In the five years ended October 31, 2022, we delivered 45,369 homes from 904 communities, including 10,515 homes from 492 communities in fiscal 2022. At October 31, 2022, we had 981 communities in various stages of planning, development or operations containing approximately 76,000 home sites that we owned or controlled through options.

Backlog consists of homes under contract but not yet delivered to our home buyers. We had a backlog of $8.87 billion (8,098 homes) at October 31, 2022; we expect to deliver approximately 90% of these homes in fiscal 2023.

We operate our own architectural, engineering, mortgage, title, land development, insurance, smart home technology, and landscaping subsidiaries. In addition, in certain regions we operate our own lumber distribution, house component assembly and component manufacturing operations.

We are developing several land parcels for master-planned communities in which we intend to build homes on a portion of the lots and sell the remaining lots to other builders. The majority of these master-planned communities are being developed through joint ventures with other builders or financial partners, with one being developed 100% by us.

In addition to our residential for-sale business, we also develop and operate urban and suburban for-rent apartment communities primarily through joint ventures. These projects are located in various metropolitan areas throughout the country and are generally being operated or developed (or we expect will be developed) with partners under the brand names Toll Brothers Apartment Living® and Toll Brothers Campus Living® At October 31, 2022, we or joint ventures in which we have an interest, controlled 73 land parcels as for-rent apartment projects containing approximately 25,000 planned units.

See "Investments in Unconsolidated Entities" below for more information relating to our joint ventures.

Our Communities and Homes

Our home building communities are generally located in affluent suburban areas near major transit hubs and highways that provide access to employment and urban centers. They are generally located on land we have either acquired and developed or acquired fully approved and, in some cases, improved.

At October 31, 2022, we were operating in the following major suburban and urban residential markets:

- Boston, Massachusetts metropolitan area

- Fairfield, Hartford, and New Haven Counties, Connecticut

- Westchester and Dutchess Counties, New York

- New York metropolitan area

- Central and northern New Jersey

- Philadelphia, Pennsylvania metropolitan area

- Lehigh Valley area of Pennsylvania

- Virginia and Maryland suburbs of Washington, D.C.

- Delaware

- Raleigh and Charlotte, North Carolina metropolitan areas

- Nashville, Tennessee

- Charleston, Greenville, Hilton Head and Myrtle Beach, South Carolina

- Atlanta, Georgia metropolitan area

- Southeast and southwest coasts and the Jacksonville, Orlando, and Tampa areas of Florida

- Detroit, Michigan metropolitan area

- Chicago, Illinois metropolitan area

- Dallas, Houston, Austin, and San Antonio, Texas metropolitan areas

- Denver, Colorado metropolitan area, Fort Collins and Colorado Springs, Colorado

- Phoenix, Arizona metropolitan area

- Las Vegas and Reno, Nevada metropolitan areas

- Boise and Coeur d'Alene, Idaho metropolitan areas

- Salt Lake City, Utah metropolitan area and St. George/Southern Utah

- San Diego and Palm Springs, California

- Los Angeles, California metropolitan area and Orange County

- San Francisco Bay, Sacramento, and San Jose areas of northern California

- Seattle and Spokane, Washington metropolitan areas, and

- Portland, Oregon metropolitan area.

We develop individual stand-alone single-product communities as well as multi-product, master-planned communities. Our master-planned communities enable us to offer multiple home types and sizes to a broad range of move-up, first-time, empty-nester, active-adult, and second-home buyers. We seek to realize efficiencies from shared common costs, such as land development and infrastructure, over the several communities within the master-planned community.

Each of our detached home communities offers several home plans with the opportunity for home buyers to select various structural options and exterior styles. We design each community to fit existing land characteristics. We strive to achieve diversity among architectural styles within a community by offering a variety of house models and several exterior design options for each model, preserving existing trees, foliage and other natural features whenever feasible, and curving street layouts to allow relatively few homes to be seen from any vantage point. Our communities have attractive entrances with distinctive signage and landscaping. We believe that our added attention to detail gives each community a diversified neighborhood appearance that enhances home values.

Our attached home communities generally offer one- to four-story homes, provide for select exterior options, and often include commonly owned recreational facilities, such as clubhouses, playing fields, swimming pools, and tennis courts.

We are continuously developing new designs to replace or augment existing ones to ensure that our homes reflect current consumer tastes. Increasingly, we are modifying designs and the number of options we provide in order to continue to offer our customers a curated experience while gaining efficiencies in the home building process, particularly in respect to our affordable luxury product. We use our own architectural staff and also engage unaffiliated architectural firms to develop new designs.

A wide selection of structural and finishing options are available to our home buyers for additional charges. The number and complexity of options available typically increase with the size and base sales price of our homes. Major options include home offices, fitness rooms, multi-generational living suites, finished basements, and spacious indoor/outdoor living areas. We also offer numerous interior fit-out options such as flooring, wall tile, plumbing, cabinets, fixtures, appliances, lighting, and home-automation and security technologies.

We market our high-quality homes to both upscale luxury and affordable luxury home buyers. Our luxury homes are marketed primarily to buyers who generally have previously owned a home and who are seeking to buy a larger or more desirable home

— the so-called "move-up" market. Our affordable luxury homes are marketed primarily to more affluent first-time buyers. We believe our reputation as a builder of luxury homes in these markets enhances our competitive position with respect to the sale of our smaller, more moderately priced homes.

We continue to pursue growth initiatives by expanding our geographic footprint and by broadening our product lines and price points to appeal to buyers across the demographic spectrum. In addition to our traditional "move-up" home buyer, we are focusing on the "empty-nester" market, the millennial generation, and the affordable luxury buyer.

We market to the "empty-nester" market, which we believe has strong growth potential. We have developed a number of home designs with features such as single-story living and first-floor primary bedroom suites, as well as communities with recreational amenities, such as golf courses, marinas, pool complexes, country clubs, fitness and recreation centers that we believe appeal to this category of home buyer. We have integrated certain of these designs and features in some of our other home types and communities. As of October 31, 2022, we were selling from 51 age-restricted active-adult communities, in which at least one home occupant must be at least 55 years of age.

With the millennial generation in its prime family formation years, we also continue to focus on this group with our core suburban homes, affordable luxury offerings, urban condominiums and luxury rental apartment products.

Through our City Living brand, with third-party joint venture partners, we currently are developing a number of high-density, high-rise urban luxury communities to serve affluent move-up families, empty-nesters, and young professionals who are seeking to live in or close to major cities.

These City Living communities are high-rise condominiums and take an extended period of time to construct. We generally start selling homes in these communities after construction has commenced. By the time construction has been completed, we typically have a significant number of homes under contract with buyers in backlog. Once construction has been completed, the homes in backlog in these communities are generally delivered quickly. Because of the larger upfront costs and longer development time periods associated with high-rise projects, we are developing, and expect to continue to, develop all future City Living communities through joint ventures with third parties.

We believe that the demographics supporting the luxury first-time, move-up, empty-nester, active-adult, affordable luxury and second-home upscale markets will provide us with an opportunity for growth in the future. We continue to believe that many of our communities are in desirable locations that are difficult to replace and that many of these communities have substantial embedded value that may be realized in the future.

At October 31, 2022, we were selling homes from 348 communities, compared to 340 communities at October 31, 2021, and 317 communities at October 31, 2020.

The following table summarizes certain information with respect to our operating communities at October 31, 2022:

	Total number of operating communities	Number of selling communities	Homes approved	Homes closed	Homes under contract but not closed (Backlog)	Home sites available
North	81	53	10,155	6,103	1,122	2,930
Mid-Atlantic	53	40	4,184	1,958	842	1,384
South	133	99	14,438	5,072	2,523	6,843
Mountain	133	113	17,774	6,225	2,524	9,025
Pacific	59	43	5,683	1,910	1,087	2,686
Total	459	348	52,234	21,268	8,098	22,868

At October 31, 2022, significant site improvements had not yet commenced on approximately 14,000 of the 22,868 available home sites. Of the 22,868 available home sites, approximately 6,500 were not yet owned by us but were controlled through options.

Of our 459 operating communities at October 31, 2022, a total of 348 communities were offering homes for sale; with the remaining consisting primarily of sold out communities where not all homes had been completed and delivered. Of the 348 communities in which homes were being offered for sale at October 31, 2022, a total of 276 were detached home communities and 72 were attached home communities.

At October 31, 2022, excluding 373 model homes, we had 1,929 homes under construction or completed but not under contract in our communities, of which 998 were affordable luxury homes, 558 were luxury homes, and 373 were active-adult homes.

As a result of the breath of our products and geographic footprint, we have a wide range of base sales prices for our homes. The percentage of the 10,515 homes delivered in fiscal 2022 within the various ranges of base sales price was as follows:

Range of Base Sales Price	Percentage of Homes Delivered in Fiscal 2022
Less than $500,000	10%
$500,000 to $750,000	37%
$750,000 to $1,000,000	24%
$1,000,000 to 2,000,000	25%
More than $2,000,000	4%

Of the homes delivered in fiscal 2022, approximately 21% of our home buyers paid the full purchase price in cash; the remaining home buyers borrowed approximately 71% of the sales price of the home.

The table below provides the average value of all structural and finishing options purchased by our home buyers, as well as lot premiums, and the value of these options and premiums as a percent of the base sales price of the homes purchased in fiscal 2022, 2021, and 2020:

	2022		2021		2020	
	Option value (in thousands)	Percent of base sales price	Option value (in thousands)	Percent of base sales price	Option value (in thousands)	Percent of base sales price
Overall	$ 190	25.3 %	$ 168	23.9 %	$ 173	25.5 %
Detached	$ 215	28.9 %	$ 193	28.4 %	$ 198	28.8 %
Attached	$ 117	15.4 %	$ 105	15.3 %	$ 98	15.7 %

In general, the ability to purchase a premium lot or customize a home with structural options and interior finishes varies widely across our product lines, which may result in significant variation in the option value as a percentage of base sales price. For example, our attached homes do not offer the opportunity for buyers to add significant structural options to their homes and thus they have a smaller option value as a percentage of base sales price.

For more information regarding revenues, net contracts signed, income (loss) before income taxes, and assets by segment, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Segments" in Item 7 of this Form 10-K.

Acquisitions

As part of our strategy to continue expanding our geographic footprint and product offerings, in fiscal 2022, we acquired substantially all of the assets and operations of a privately-held home builder with operations in San Antonio, Texas for approximately $48.1 million in cash. The assets acquired, which consisted of 16 communities, were primarily inventory, including approximately 450 home sites owned or controlled through land purchase agreements.

In fiscal 2021, we acquired substantially all of the assets and operations of a privately-held home builder serving the Las Vegas, Nevada market, for approximately $38.8 million in cash. The assets acquired were primarily inventory for future communities, including approximately 550 home sites owned or controlled through land purchase agreements.

In fiscal 2020, we acquired substantially all of the assets and operations of an urban infill builder with operations in Atlanta, Georgia and Nashville, Tennessee. We also acquired substantially all of the assets and operations of a builder with operations is Colorado Springs, Colorado. The aggregate purchase price for these acquisitions was approximately $79.2 million in cash. The assets acquired were primarily inventory, including approximately 1,100 home sites owned or controlled through land purchase options.

Land Policy

Before entering into an agreement to purchase a land parcel, we complete extensive comparative studies and analyses that assist us in evaluating the acquisition. These analyses may include soil tests, environmental studies, an evaluation of necessary zoning and other governmental entitlements and extensive market research to evaluate which of our product offerings are appropriate for the market. In addition to purchasing land parcels outright, we are increasingly attempting to enter into option agreements and other arrangements to defer the acquisition of land until we are closer in time to delivering the completed home to our customer. We have also entered into several joint ventures with other builders, financial partners, or developers to develop land for the use of the joint venture participants or for sale to third parties. These structures are generally more capital efficient than outright land purchases that occur earlier in the entitlement and development process.

Our business is subject to many risks, including risks associated with obtaining the necessary approvals on a property and completing the land improvements on it. In order to reduce the financial risk associated with land acquisitions and holdings and to more efficiently manage our capital, where practicable, we enter into option agreements (also referred to herein as "land purchase contracts," "purchase agreements," or "options") to purchase land, on a non-recourse basis, thereby limiting our financial exposure to amounts expended in obtaining any necessary governmental approvals, the costs incurred in the planning and design of the community, and, in some cases, some or all of the cost of the option (also referred to as "deposits"). Option agreements enable us to obtain necessary governmental approvals before we acquire title to the land, and allow us to acquire lots over a specified period of time at contracted prices. The use of these agreements may increase our overall cost basis in the land that we eventually acquire, but reduces our risk by allowing us to obtain the necessary development approvals before acquiring the land or allowing us to forego or delay the acquisition to a later date. In prior periods, during the time it took to obtain approvals, the value of the purchase agreements and land generally increased; however, in any given time period, this may not happen. We have the ability to extend some of these purchase agreements for varying periods of time, which in some cases would require an additional payment. Our purchase agreements are typically subject to numerous conditions, including, but not limited to, the ability to obtain necessary governmental approvals for the proposed community. In certain instances, our deposit under an agreement may be returned to us if all approvals are not obtained, although predevelopment costs usually will not be recoverable. We generally have the right to cancel any of our agreements to purchase land by forfeiture of some or all of the deposits we have made pursuant to the agreement.

During fiscal 2022 and 2021, we acquired control of approximately 5,700 and 27,700 home sites, respectively, net of options terminated and lots sold. During fiscal year 2022, we forfeited control of over 9,000 lots subject to land purchase agreements primarily because the planned community no longer met our development criteria. At October 31, 2022, we controlled approximately 76,000 home sites, as compared to approximately 80,900 home sites at October 31, 2021. At October 31, 2022 and October 31, 2021, our percentage of optioned versus owned lots was 50% and 50%, respectively.

We, either alone or in joint venture, are developing several parcels of land for master-planned communities in which we intend to build homes on a portion of the lots, with the remaining lots being sold to other builders. At October 31, 2022, one of these master-planned communities was wholly owned, while the remaining communities were developed through joint ventures with other builders or financial partners. At October 31, 2022, our Land Development Joint Ventures owned approximately 24,300 home sites. At October 31, 2022, we had agreed to acquire 409 home sites and expect to purchase approximately 6,700 additional home sites from several of our Land Development Joint Ventures over a number of years.

Our ability and willingness to continue development activities over the long term will depend on, among other things, a suitable economic environment and our continued ability to locate and enter into options or agreements to purchase land, obtain governmental approvals for suitable parcels of land, and consummate the acquisition and complete the development of such land on acceptable terms.

The following is a summary of home sites for future communities (as distinguished from operating communities) that we either owned or controlled through options or purchase agreements at October 31, 2022:

	Number of communities	Number of home sites
North	67	4,953
Mid-Atlantic	141	12,359
South	154	12,657
Mountain	99	9,754
Pacific	61	5,360
Total	522	45,083

Of the 45,083 planned home sites at October 31, 2022, we owned 13,213 and controlled 31,870 through options and purchase agreements.

At October 31, 2022, the aggregate purchase price of land parcels subject to option and purchase agreements in both operating and future communities was approximately $4.32 billion (including $42.1 million of land to be acquired from joint ventures in which we have invested). Of the $4.32 billion of land purchase contracts, we paid or deposited $463.5 million. If we acquire all of these land parcels, we will be required to pay an additional $3.86 billion. The purchases of these land parcels are expected to occur over the next several years. We have additional land parcels under option that have been excluded from this aggregate purchase price because we do not believe that we will complete the purchase of these land parcels and no additional funds will be required from us to terminate these contracts. These option contracts have either been written off or written down to the estimated amount that we expect to recover when the contracts are terminated.

We have a substantial amount of land currently under control for which approvals have been obtained or are being sought. We devote significant resources to locating suitable land for future development and obtaining the required approvals on land under our control. There can be no assurance that the necessary development approvals will be secured for the land currently under our control or for land that we may acquire control of in the future or that, upon obtaining such development approvals, we will elect to complete the purchases of land under option or complete the development of land that we own. We generally have been successful in obtaining governmental approvals in the past. We believe that we have an adequate supply of land in our existing communities and proposed communities (assuming that all properties are developed) to maintain our operations at current levels for several years.

Community Development

We expend considerable effort in developing a plan for each community, which includes determining the size, style, and price range of the homes; the layout of the streets and individual home sites; and the overall community design. After the necessary governmental subdivision and other approvals have been obtained, which may take several years, we improve the land by clearing and grading it; installing roads, underground utilities, recreational amenities, and distinctive entrance features; and staking out individual home sites.

We act as a general contractor for substantially all of our communities. Subcontractors perform all home construction and land development work, generally under fixed-price contracts. We generally have multiple sources for the materials we purchase. In recent years, as a result of strong demand for homes following the onset of the COVID-19 pandemic, supply chain disruptions and the constrained availability of certain building products, housing components and construction labor, and municipality-related delays, the production cycle in many of our markets became elongated. There can be no assurance that these challenges will recede or that cycle times will normalize in the near term. See "Risk Factors – General Risk Factors" in Item 1A and "Manufacturing/Distribution Facilities" in Item 2 of this Form 10-K.

Our construction managers coordinate subcontracting activities and supervise all aspects of construction work and quality control. One of the ways in which we seek to achieve home buyer satisfaction is by providing our construction managers with incentive compensation arrangements based upon each home buyer's satisfaction, as expressed by the buyers' responses on pre- and post-closing questionnaires.

The most significant variable affecting the timing of our sales, other than housing demand, is the opening of the community for sale, which occurs after receipt of final land regulatory approvals. Receipt of approvals allows us to begin the process of obtaining executed sales contracts from home buyers. Although our sales and construction activities vary somewhat by season, which can affect the timing of closings, any such seasonal effect is relatively insignificant compared to the effect of the timing of receipt of final regulatory approvals, the opening of the community, and the subsequent timing of closings.

Marketing and Sales

We believe that our marketing strategy for our homes has enhanced our reputation as a builder and developer of high quality luxury homes. We believe this reputation results in greater demand for all of our product types. We generally include attractive design features even in our less expensive homes, based on our belief that these enhancements improve our marketing and sales effort.

In determining the prices for our homes, in addition to management's extensive experience, we utilize an internally developed value analysis program that compares our homes with homes offered by other builders and competitive resale homes in each local market area. In our application of this program, we assign a positive or negative dollar value to differences between our product features and those of our competitors, such as home and community amenities, location, and reputation.

We typically have a sales center in each community that is staffed by our own sales personnel. Sales personnel are generally compensated with both salary and commission. A significant portion of our sales is also derived from the introduction of customers to our communities by local real estate agents, to whom we pay a real estate agent commission.

We expend great effort and cost in designing and merchandising our model homes, which play an important role in our marketing. Interior merchandising varies among the models and is carefully selected to reflect the lifestyles of prospective buyers.

Visitors to our website, www.TollBrothers.com, can obtain detailed information regarding our communities and homes across the country, take panoramic or video tours of our homes, and design their own homes based upon our available floor plans and options. We have increasingly focused our marketing efforts to the digital environment for media buying and have adopted a number of virtual tools and techniques to allow our sales personnel to engage in remote interactions with potential customers.

We have a two-step sales process. The first step takes place when a potential home buyer visits one of our communities (either in person or virtually) and decides to purchase one of our homes, at which point the home buyer signs a non-binding deposit agreement and provides a small, refundable deposit. This deposit will reserve, for a short period of time, the home site or unit that the home buyer has selected. This deposit also locks in the base price of the home. Because these deposit agreements are non-binding, they are not recorded as signed contracts, nor are they recorded in backlog. Deposit rates are tracked on a weekly basis to help us monitor the strength or weakness in demand in each of our communities. If demand for homes in a particular community is strong, we determine whether the base sales prices in that community should be increased. If demand for the homes in a particular community is weak, we determine whether or not sales incentives and/or discounts on home prices should be adjusted.

The second step in the sales process occurs when we sign a binding agreement of sale contract with the home buyer and the home buyer provides a larger cash down payment that is generally non-refundable. Cash down payments averaged approximately 8% of the total purchase price of a home at the end of fiscal year 2022. Between the time that the home buyer signs the non-binding deposit agreement and the binding agreement of sale, which typically takes about three weeks, the home buyer is required to complete a financial questionnaire that allows us to determine whether the home buyer has the financial resources necessary to purchase the home. If we determine that the home buyer is not financially qualified, we will not enter into an agreement of sale. During fiscal 2022, 2021, and 2020, our customers signed net contracts for $9.07 billion (8,255 homes), $11.54 billion (12,472 homes), and $8.00 billion (9,932 homes), respectively. When we report net contracts signed, the number and value of contracts signed are reported net of all cancellations occurring during the reporting period, whether the cancelled contracts were originally signed in that reporting period or in a prior period. Additionally, all options selected during the reporting period are reported as sales in that reporting period regardless of when the original contract was signed. Only outstanding agreements of sale that have been signed by both the home buyer and us as of the end of the period for which we are reporting are reported as contracts and included in backlog.

Customer Mortgage Financing

We maintain relationships with a diversified group of mortgage financial institutions, many of which are among the largest in the industry. We believe that national, regional and community banks continue to recognize the long-term value in creating relationships with our affluent home buyers, and these banks continue to provide these customers with financing. We believe that our home buyers generally are, and should continue to be, better able to secure mortgages due to their typically lower loan-to-value ratios and attractive credit profiles, as compared to the average home buyer.

Our mortgage subsidiary, Toll Brothers Mortgage Company ("TBMC"), provides mortgage financing for a portion of our home closings. Our mortgage subsidiary determines whether the home buyer qualifies for the mortgage that the home buyer is seeking based upon information provided by the home buyer and other sources. For those home buyers who qualify, our mortgage subsidiary provides the home buyer with a mortgage commitment that specifies the terms and conditions of a proposed mortgage loan based upon then-current market conditions.

Information about the number and amount of loans funded by our mortgage subsidiary is contained in the table below.

Fiscal year	Total Toll Brothers, Inc. settlements (a)	TBMC financed settlements* (b)	Gross capture rate (b/a)	Amount financed (in millions)
2022	10,515	3,706	35.2%	$ 2,030.6
2021	9,986	4,364	43.7%	$ 2,160.8
2020	8,496	3,782	44.5%	$ 1,757.5

* Amounts exclude brokered and referred loans, which amounted to 6.5%, 5.6%, and 4.7% of our home closings in fiscal 2022, 2021, and 2020, respectively.

Prior to the actual closing of the home and funding of the mortgage, the home buyer may lock in an interest rate based upon the terms of the commitment. At the time of rate lock, our mortgage subsidiary agrees to sell the proposed mortgage loan to one of several third-party established mortgage financing institutions ("investors") that are willing to honor the terms and conditions, including the interest rate, committed to the home buyer. We believe that these investors have adequate financial resources to honor their commitments to our mortgage subsidiary. Mortgage loans are sold to investors with limited recourse provisions derived from industry-standard representations and warranties in the relevant agreements. These representations and warranties primarily involve the absence of misrepresentations by the borrower or other parties, the appropriate underwriting of the loan, and in some cases, a required minimum number of payments to be made by the borrower. The Company generally does not retain any other continuing interest related to mortgage loans sold in the secondary market.

At October 31, 2022, our mortgage subsidiary was committed to fund $3.10 billion of mortgage loans. Of these commitments, $669.6 million, as well as $186.7 million of mortgage loans receivable, had "locked-in" interest rates as of October 31, 2022. Our mortgage subsidiary funds its commitments through a combination of its own capital, capital provided from us, its loan facility, and the sale of mortgage loans to various investors. Our mortgage subsidiary has commitments from investors to acquire all $856.3 million of these locked-in loans and receivables. Our home buyers had not locked in the interest rate on the remaining $2.43 billion of mortgage loan commitments as of October 31, 2022.

Backlog

We had a backlog of $8.87 billion (8,098 homes) at October 31, 2022; $9.50 billion (10,302 homes) at October 31, 2021; and $6.37 billion (7,791 homes) at October 31, 2020. Of the 8,098 homes in backlog at October 31, 2022, approximately 90% are expected to be delivered by October 31, 2023. This delivery estimate is based on current expectations regarding our backlog conversion rate. Our backlog conversion rate can vary based on a number of factors, including the availability of subcontractors and qualified trades people; the availability of adequate utility infrastructure and services; the ability of municipalities to process permits, conduct inspections and take similar actions in a timely manner; and shortages, delays in availability, or fluctuations in prices of building materials. See "Risk Factors – Risks Related to Our Business and Industry – Component shortages and increased costs of labor and supplies are beyond our control and can result in delays and increased costs to develop our communities."

Competition

The home building business is highly competitive and fragmented. We compete with numerous home builders of varying sizes, ranging from local to national in scope, some of which have greater sales and financial resources than we do. Sales of existing homes also provide competition. We compete primarily on the basis of price, location, design, quality, service, and reputation. We believe our financial stability, relative to many other home builders in our industry, is a favorable competitive factor.

Seasonality

Our quarterly operating results typically fluctuate with the seasons. A significant portion of our agreements of sale are generally entered into with customers in the winter and spring months. Weather-related events can delay housing starts and closings and increase costs. See "Risk Factors – Risks Related to Our Business and Industry – Our quarterly operating results may fluctuate due to the seasonal nature of our business" and "– Adverse weather conditions, natural disasters, and other conditions could disrupt the development of our communities, which could harm our sales and results of operation" in Item 1A of this Form 10-K.

Investments in Unconsolidated Entities

We have investments in joint ventures (i) to develop lots for the joint venture participants and for sale to outside builders ("Land Development Joint Ventures"); (ii) to develop for-sale homes ("Home Building Joint Ventures"); (iii) to develop luxury for-rent residential apartments and single family homes, and commercial space ("Rental Property Joint Ventures"); and (iv) to provide financing and land banking for residential builders and developers for the acquisition and development of land and home sites ("Gibraltar Joint Ventures"). At October 31, 2022, we had investments of $852.3 million in these unconsolidated entities and were committed to invest or advance up to an additional $304.3 million to these entities if they require additional funding.

In fiscal 2022, 2021, and 2020, we recognized income from the unconsolidated entities in which we had an investment of $23.7 million, $74.0 million, and $0.9 million, respectively. In addition, we earned construction and management fee income from these unconsolidated entities of $31.2 million in fiscal 2022, $21.8 million in fiscal 2021, and $17.6 million in fiscal 2020.

Land Development Joint Ventures

At October 31, 2022, we had investments in 15 Land Development Joint Ventures to develop land. Some of these Land Development Joint Ventures develop land for the sole use of the venture participants, including us, and others develop land for sale to the joint venture participants and to unrelated builders. At October 31, 2022, we had $343.3 million invested in our Land Development Joint Ventures and funding commitments of $180.8 million to nine of the Land Development Joint Ventures which will be funded if additional investments in the ventures are required. At October 31, 2022, ten of these joint ventures had aggregate loan commitments of $557.2 million and outstanding borrowings against these commitments of $444.3 million. At October 31, 2022, our Land Development Joint Ventures owned approximately 24,300 home sites.

At October 31, 2022, we had agreed to acquire 409 home sites from two of our Land Development Joint Ventures for an aggregate purchase price of approximately $42.1 million. In addition, we expect to purchase approximately 6,700 additional home sites over a number of years from several of these joint ventures. The purchase prices of these home sites will be determined at a future date. We count lots in these joint ventures as optioned lots if we have a contractual right to acquire them.

Home Building Joint Ventures

At October 31, 2022, we had an aggregate $49.4 million of investments in our Home Building Joint Ventures to develop luxury for-sale homes. In fiscal 2022, the value of net contracts signed by our Home Building Joint Ventures was $97.2 million (51 homes), and they delivered $60.9 million (19 homes) of revenue.

Rental Property Joint Ventures

As part of our strategy to expand product lines, over the past several years, we acquired control of a number of land parcels intended to be developed as for-rent apartment or single family rental home projects, including several student housing sites. At October 31, 2022, we had an aggregate of $441.4 million of investments in 41 Rental Property Joint Ventures. At October 31, 2022, we or joint ventures in which we have an interest controlled 73 land parcels that are planned as for-rent apartment projects containing approximately 25,000 units. At October 31, 2022, joint ventures in which we had an interest had aggregate loan commitments of $3.32 billion and outstanding borrowings against these commitments of $1.77 billion. These projects are located in multiple metropolitan areas throughout the country and are being operated or developed (or we expect will be developed) with partners under the brand names Toll Brothers Apartment Living and Toll Brothers Campus Living.

At October 31, 2022, we had approximately 4,000 units in for-rent apartment projects that were occupied or ready for occupancy, 2,150 units in the lease-up stage, 7,900 units in the design phase or under development, and 10,950 units in the planning stage. Of the 25,000 units at October 31, 2022, 13,900 were owned by joint ventures in which we have an interest, approximately 2,900 were owned by us, and 8,200 were under contract to be purchased by us.

Gibraltar Joint Ventures

Over the past three years, we, through Gibraltar, entered into several ventures with an institutional investor to provide financing and land banking to residential buildings and developers. We have an approximate 25% interest in these ventures. These ventures finance builders' and developers' acquisition and development of land and home sites and pursue other complementary investment strategies. We may invest up to $100.0 million in these ventures. As of October 31, 2022, we had an investment of $18.2 million.

Regulatory and Environmental Matters

We are subject to various local, state, and federal statutes, ordinances, rules, and regulations concerning zoning, building design, construction, and similar matters, including local regulations that impose restrictive zoning and density requirements. In a number of our markets, there has been an increase in state and local legislation authorizing the acquisition of land as dedicated open space, mainly by governmental, quasi-public, and nonprofit entities. In addition, we are subject to various licensing, registration, and filing requirements in connection with the construction, advertisement, and sale of homes in our communities. The impact of these laws and requirements has been to increase our overall costs, and they may have delayed, and in the future may delay, the opening of communities, or may have caused, and in the future may cause, us to conclude that development of particular communities would not be economically feasible, even if any or all necessary governmental approvals were obtained. See "Land Policy" in this Item 1. We also may be subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums in one or more of the areas in which we operate. Generally, such moratoriums often relate to insufficient water or sewage facilities or inadequate road capacity.

In order to secure certain approvals in some areas, we may be required to provide affordable housing at below market rental or sales prices. The impact of these requirements on us depends on how the various state and local governments in the areas in which we engage, or intend to engage, in development implement their programs for affordable housing. To date, these restrictions have not had a material impact on us.

We also are subject to a variety of local, state, and federal statutes, ordinances, rules, and regulations concerning protection of public health and the environment ("environmental laws"). The particular environmental laws that apply to any given community vary according to the location and environmental condition of the site and the present and former uses of the site. An increased regulatory focus on reducing greenhouse gas emissions has led to legislative mandates in certain jurisdictions that require new homes to be more energy efficient than existing homes, or that mandate energy efficient features, such as solar panels, be included in new construction. Complying with these environmental laws may result in delays, may cause us to incur substantial compliance and other costs, and/or may prohibit or severely restrict development in certain environmentally sensitive regions or areas.

Before consummating an acquisition of land, we generally engage independent environmental consultants to evaluate land for the potential of hazardous or toxic materials, wastes, or substances, and we believe that because of this, we have not been significantly affected to date by the presence of such materials on our land.

Our mortgage subsidiary is subject to various state and federal statutes, rules, and regulations, including those that relate to licensing, lending operations, and other areas of mortgage origination and financing. The impact of those statutes, rules, and regulations can be to increase our home buyers' cost of financing, increase our cost of doing business, and restrict our home buyers' access to some types of loans.

Insurance/Warranty

All of our homes are sold under our limited warranty as to workmanship and mechanical equipment. Many homes also come with a limited multi-year warranty as to structural integrity.

We maintain insurance, subject to deductibles and self-insured amounts, to protect us against various risks associated with our activities, including, among others, general liability, "all-risk" property, construction defects, workers' compensation, automobile, and employee fidelity. We accrue for our expected costs associated with the deductibles and self-insured amounts.

Human Capital Resources

At October 31, 2022, we employed approximately 5,200 persons full-time, as compared to approximately 5,100 employees at October 31, 2021. At October 31, 2022, less than 2% of our employees were covered by a collective bargaining agreement.

We believe our employees are among our most important resources and are critical to our continued success. We focus significant attention on attracting and retaining talented and experienced individuals to manage and support our operations, and our management team routinely reviews employee turnover rates at various levels of the organization. Management also reviews employee engagement and satisfaction surveys to monitor employee morale and receive feedback on a variety of issues. We pay our employees competitively and offer a broad range of company-paid benefits, which we believe are competitive with others in our industry.

We are committed to hiring, developing and supporting a diverse and inclusive workplace. Our management teams and all of our employees are expected to exhibit and promote honest, ethical and respectful conduct in the workplace. All of our employees must adhere to a code of conduct that sets standards for appropriate behavior and includes required annual training on preventing, identifying, reporting and stopping any type of unlawful discrimination.

In response to the COVID-19 pandemic, we implemented enhanced safety protocols and procedures to protect our employees, subcontractors and customers. Many of these protocols have evolved and become more permanent fixtures in our workplace and in the way we conduct certain aspects of our business. For example, we continue to use and expand technologies that allow for virtual interactions in many aspects of our business, including customer facing activities. Many administrative and operational routines have been modified including with respect to providing our employees with greater flexibility to work remotely. Many of these modifications have been well received by our employees with minimal disruption to our operations and have continued through fiscal 2022. For a detailed discussion of the impact of the COVID-19 pandemic on our human capital resources, see "Risk Factors - Public health issues such as a major epidemic or pandemic could adversely affect our business or financial results" in "Item 1A" of this Form 10-K.

Available Information

We file annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). These filings are available over the internet at the SEC's website at http://www.sec.gov.

Our principal Internet address is www.tollbrothers.com. We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 available through our website under "Investor Relations" (our "Investor Relations website"), free of charge, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

We provide information about our business and financial performance, including our Company Overview, on our Investor Relations website. Additionally, we webcast our earnings calls and certain events we participate in with members of the investment community on the Investor Relations portion of our website. Further corporate governance information, including our code of ethics and business conduct, corporate governance guidelines, and board committee charters, is also available on the Investor Relations portion of our website. The content of our websites is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

FORWARD-LOOKING STATEMENTS

Certain information included in this report or in other materials we have filed or will file with the SEC (as well as information included in oral statements or other written statements made or to be made by us) contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. One can identify these statements by the fact that they do not relate to matters of strictly historical or factual nature and generally discuss or relate to future events. These statements contain words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "may," "can," "could," "might," "should," "likely," "will," and other words or phrases of similar meaning. Such statements may include, but are not limited to, information related to: market conditions; mortgage rates; inflation rates; demand for our homes; sales paces and prices; effects of home buyer cancellations; our strategic priorities; growth and expansion; our land acquisition, land development and capital allocation priorities; anticipated operating results; home deliveries; financial resources and condition; changes in revenues; changes in profitability; changes in margins; changes in accounting treatment; cost of revenues, including expected labor and material costs; availability of labor and materials; selling, general and administrative expenses; interest expense; inventory write-downs; home warranty and construction defect claims; unrecognized tax benefits; anticipated tax refunds; joint ventures in which we are involved; anticipated results from our investments in unconsolidated entities; our ability to acquire land and pursue real estate opportunities; our ability to gain approvals and open new communities; our ability to market, construct and sell homes and properties; our ability to deliver homes from backlog; our ability to secure materials and subcontractors; our ability to produce the liquidity and capital necessary to conduct normal business operations or to expand and take advantage of opportunities; the outcome of legal proceedings, investigations, and claims; and the future impact of COVID-19 or other public health or other emergencies.

Any or all of the forward-looking statements included in this report and in any other reports or public statements made by us are not guarantees of future performance and may turn out to be inaccurate. This can occur as a result of assumptions or estimates that differ from actual results or as a consequence of known or unknown risks and uncertainties. Many of the factors mentioned in "Item 1A - Risk Factors" below or in other reports or public statements made by us will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from our forward-looking statements.

From time to time, forward-looking statements also are included in other reports on Forms 10-Q and 8-K; in press releases; in presentations; on our website; and in other materials released to the public. Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

For a more detailed discussion of factors that we believe could cause our actual results to differ materially from expected and historical results, see "Item 1A – Risk Factors" below. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995, and all of our forward-looking statements are expressly qualified in their entirety by the cautionary statements contained or referenced in this section.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Information about our executive officers is incorporated by reference from "Part III, Item 10" of this Form 10-K.

ITEM 1A. RISK FACTORS

Risks Related to Our Business and Industry

We are subject to demand fluctuations in the housing industry. Any reduction in demand would adversely affect our business, results of operations, and financial condition.

Demand for our homes and rental apartments is subject to fluctuations, often due to factors outside of our control, such as employment levels, consumer confidence and spending, housing demand, availability of financing for homebuyers, interest rates, availability and prices of new homes compared to existing inventory, and demographic trends. In a housing market downturn, our sales and results of operations will be adversely affected; we may have significant inventory impairments and other write-offs; our gross margins may decline significantly from historical levels; and we may incur substantial losses from operations. At any particular time, we cannot accurately predict whether housing market conditions will improve, deteriorate or continue as they exist at that time.

Adverse changes in economic conditions in markets where we conduct our operations and where prospective purchasers of our homes live could reduce the demand for homes and, as a result, could adversely affect our business, results of operations, and financial condition.

Adverse changes in economic conditions in markets where we conduct our operations and where prospective purchasers of our homes live have had and may in the future have a negative impact on our business. Adverse changes in mortgage interest rates, employment levels, job growth, consumer confidence, perceptions regarding the strength of the housing market, and population growth, or an oversupply of homes for sale may reduce demand or depress prices for our homes and cause home buyers to cancel their agreements to purchase our homes. This, in turn, could adversely affect our results of operations and financial condition.

Significant inflation, higher interest rates or deflation could adversely affect our business and financial results.
Inflation can adversely affect us by increasing costs of land, materials and labor, and interest rates. All of these factors can have a negative impact on housing affordability. In a highly inflationary environment, we may be unable to raise the sales prices of our homes at or above the rate of inflation, which could reduce our profit margins. In addition, our cost of capital, labor and materials can increase, which could have an adverse impact on our business or financial results. For example, the current and continued macro-economic conditions of high inflation and rising interest rates, especially the steep increases in mortgage rates during 2022, is one of the primary drivers behind the overall decrease in demand for new homes since our second quarter of fiscal 2022.

Conversely, deflation could cause an overall decrease in spending and borrowing capacity, which could lead to deterioration in economic conditions and employment levels. Deflation could also cause the value of our inventories to decline or reduce the value of existing homes. These, or other factors that increase the risk of significant deflation, could have a negative impact on our business or financial results.

The risks associated with our land, lot and rental inventory could adversely affect our business or financial results.

There are substantial risks inherent in controlling, owning and developing land. If housing demand declines, we may not be able to build, sell or rent homes profitably in some of our communities, we may not be able to fully recover the costs of some of the land and lots we own, and we may forfeit deposits on land that we put under control through option arrangements. We acquire land or make payments to control land for expansion into new markets and for replacement of land inventory and expansion within existing markets. If housing demand in a given market declines below the levels that we expected when we acquired or gained control of land, we may have to sell or rent homes or land for a lower profit margin or record inventory impairment charges on our land and lots. Due to the decline in our business during the 2006–2011 downturn in the housing industry, we recognized significant inventory impairments. We cannot assure you that significant inventory impairments will not occur again in the future.

If land is not available at reasonable prices, our sales and results of operations could decrease.

In the long term, our operations depend on our ability to obtain land at reasonable prices for the development of our residential communities. At October 31, 2022, we had approximately 76,000 home sites that we owned or controlled through options. In the future, changes in the availability of land, competition for available land, availability of financing to acquire land, zoning regulations that limit housing density, and other market conditions may hurt our ability to obtain land for new residential communities at acceptable prices. If the supply of land appropriate for the development of our residential communities becomes more limited because of these factors or for any other reason, the cost of land could increase and/or the number of homes that we are able to sell and build could be reduced.

Our ability to execute on our business strategies is uncertain, and we may be unable to achieve our goals.

We cannot guarantee that (i) our strategies, which include expanding our geographic footprint, product lines and price points, and becoming a more capital and operationally efficient home builder, and any related initiatives or actions (including home builder acquisitions), will be successful or that they will generate growth, earnings or returns at any particular level or within any particular time frame; (ii) in the future we will achieve positive operational or financial results or results in any particular metric or measure equal to or better than those attained in the past; or (iii) we will perform in any period as well as other home builders. We also cannot provide any assurance that we will be able to maintain our strategies, and any related initiatives or actions, in the future and, due to unexpectedly favorable or unfavorable market conditions or other factors, we may determine that we need to adjust, refine or abandon all or portions of our strategies, and any related initiatives or actions, though we cannot guarantee that any such adjustments will be successful. The failure of any one or more of our present strategies, or any related initiatives or actions, or the failure of any adjustments that we may pursue or implement, would likely have an adverse effect on our ability to increase the value and profitability of our business; on our ability to operate our business in the ordinary course; on our overall liquidity; and on our consolidated financial statements, and the effect, in each case, could be material.

Negative publicity could negatively impact sales, which could cause our revenues or results of operations to decline.

Our business is dependent upon the appeal of the Toll Brothers brand, and its association with quality and luxury is integral to our success. Our strategy includes growing our business by expanding our luxury brand to new price points, product lines and geographies, including expansion of our affordable luxury products. If we are unable to maintain the position of the Toll Brothers brand, our business may be adversely affected by diminishing the distinctive appeal of the brand and tarnishing its image. This could result in lower sales and earnings.

In addition, unfavorable media or investor and analyst reports related to our industry, company, brand, marketing, personnel, operations, business performance, or prospects may affect our stock price and the performance of our business, regardless of its accuracy. Furthermore, the speed at which negative publicity is disseminated has increased dramatically through the use of electronic communication, including social media outlets, websites and other digital platforms. Our success in maintaining and enhancing our brand depends on our ability to adapt to this rapidly changing media environment. Adverse publicity or negative commentary from any media outlets could damage our reputation and reduce the demand for our homes, which would adversely affect our business.

We can also be affected by poor relations with the residents of communities we develop because efforts made by us to resolve issues or disputes that may arise in connection with the operation or development of their communities, or in connection with the transition of a homeowners association, could be deemed unsatisfactory by the affected residents and subsequent actions by these residents could adversely affect sales or our reputation. In addition, we could decide or be required to make material expenditures related to the settlement of such issues or disputes, which could adversely affect the results of our operations.

A significant portion of our revenues and income from operations is generated from California.

A significant portion of our revenues and income from operations are concentrated in California. Factors beyond our control could have a material adverse effect on our revenues and/or income from operations generated in California. These factors include, but are not limited to: changes in the regulatory and fiscal environment; prolonged economic downturns; high levels of foreclosures; lack of affordability; a decline in foreign buyer demand; severe weather including drought; the risk of local governments imposing building moratoriums and of state or local governments imposing regulations that increase building costs; natural disasters such as earthquakes and wild fires; environmental incidents; and declining population and/or growth rates and the related reduction in housing demand in this region. If home sale activity or sales prices decline in California, our costs may not decline at all or at the same rate and our inventory and lots owned or controlled in the state may be at risk of impairment. As a result, our consolidated financial results may be adversely affected.

In the construction of a mid-rise, high-rise or multifamily building, whether a for-sale or a for-rent property, we incur significant costs before we can begin construction, sell and deliver the units to our customers, or commence the collection of rent and recover our costs. We may be subject to delays in construction that could lead to higher costs that could adversely affect our operating results. Changing market conditions during the construction period could negatively impact sales prices and rents, which could adversely affect our operating results.

Before a mid-rise, high-rise or multifamily building generates any revenues, we make significant expenditures to acquire land; to obtain permits, development approvals, and entitlements; and to construct the building. It generally takes several years for us to acquire the land and construct, market, and deliver units or lease units in a high-rise building. Completion times vary on a building-by-building basis depending on the complexity of the project, its stage of development when acquired, our relationship with any joint venture partners that may be involved in a project, and the regulatory and community issues involved. As a result of these potential delays in the completion of a building, we face the risk that demand for housing may decline during this period and we may be forced to sell or lease units at a loss or for prices that generate lower profit margins than we initially anticipated. Furthermore, if construction is delayed, we may face increased costs as a result of inflation or other causes and/or asset carrying costs (including interest on funds used to acquire the land and construct the building). These costs can be significant and can adversely affect our operating results. In addition, if values of the building or units decline, we may also be required to recognize material write-downs of the book value of the building in accordance with U.S. generally accepted accounting principles.

Increases in cancellations of existing agreements of sale could have an adverse effect on our business.

Our backlog reflects agreements of sale with our home buyers for homes that have not yet been delivered. We have received a deposit from our home buyer for each home reflected in our backlog, and generally we have the right to retain the deposit if the home buyer does not complete the purchase. In some cases, however, a home buyer may cancel the agreement of sale and receive a complete or partial refund of the deposit for reasons such as state and local law requirements, the home buyer's inability to obtain mortgage financing, the home buyer's inability to sell their current home, or our inability to complete and deliver the home within the specified time. Home buyers may also choose to cancel their home agreement and forfeit their deposit. At October 31, 2022, we had 8,098 homes with a sales value of $8.87 billion in backlog. If economic conditions decline, if mortgage financing becomes less available, or if our homes become less attractive due to market price declines or due to other conditions at or in the vicinity of our communities, we could experience an increase in home buyers canceling their agreements of sale with us, which could have an adverse effect on our business and results of operations.

The home building industry is highly competitive, and, if other home builders are more successful or offer better value to our customers, our business could decline.

We operate in a very competitive environment in which we face competition from a number of other home builders in each market in which we operate. We compete with large national and regional home building companies and with smaller local home builders for land, financing, building components, and skilled management and labor resources. We also compete with the resale home market, also referred to as the "previously owned" or "existing" home market. An oversupply of homes available for sale or the heavy discounting of home prices by some of our competitors could adversely affect demand for our homes and the results of our operations. An increase in competitive conditions can have any of the following impacts on us: delivery of fewer homes; sale of fewer homes; higher cancellations by our home buyers; an increase in selling incentives and/or reduction of prices; and realization of lower gross margins due to lower sales prices or an inability to increase sales prices to offset increased costs of the homes delivered. If we are unable to compete effectively in our markets, our business could decline disproportionately to that of our competitors.

We rely on subcontractors to develop our land and construct our homes and on building supply companies to supply components for the construction of our homes. The failure of our subcontractors to properly construct our homes and adopt appropriate jobsite safety practices or defects in the components we obtain from building supply companies could have an adverse effect on us.

We engage subcontractors to develop our land and construct our homes, including by purchasing components used in the construction of our homes from building supply companies. Despite our quality control and jobsite safety efforts, we may discover that our subcontractors were engaging in improper development, construction or safety practices or that the components purchased from building supply companies are not performing as specified. The occurrence of such events could require us to repair facilities and homes in accordance with our standards and as required by law, or to respond to claims of improper oversight of construction sites. The cost of satisfying our legal obligations in these instances may be significant, and we may be unable to recover the cost of repair from subcontractors, suppliers and insurers. For example, we have incurred or expect to incur significant costs to repair homes built in Pennsylvania and Delaware. See Note 7 – "Accrued Expenses" in Item 15(a)1 of this Form 10-K for additional information regarding warranty charges.

We participate in certain joint ventures where we may be adversely impacted by the failure of the joint venture or its participants to fulfill their obligations.

We have investments in and commitments to certain joint ventures with unrelated parties. These joint ventures generally borrow money to help finance their activities. In certain circumstances, the joint venture participants, including us, are required to provide guarantees of certain obligations relating to the joint ventures. In most of these joint ventures, we do not have a controlling interest and, as a result, are not able to require these joint ventures or their participants to honor their obligations or renegotiate them on acceptable terms. If the joint ventures or their participants do not honor their obligations, we may be required to expend additional resources or suffer losses, which could be significant.

Government regulations and legal challenges may delay the start or completion of our communities, increase our expenses, or limit our home building activities, which could have a negative impact on our operations.

We must obtain the approval of numerous governmental authorities in connection with our development activities, and these governmental authorities often have broad discretion in exercising their approval authority. We incur substantial costs related to compliance with legal and regulatory requirements. Any increase in legal and regulatory requirements may cause us to incur substantial additional costs or, in some cases, cause us to determine that the property is not feasible for development.

Various local, state, and federal statutes, ordinances, rules, and regulations concerning building, zoning, sales, accessibility, safety, anti-discrimination, and similar matters apply to and/or affect the housing industry. Governmental regulation affects construction activities as well as sales activities, mortgage lending activities, and other dealings with home buyers, including anti-discrimination laws such as the Fair Housing Act and data privacy laws such as the California Consumer Privacy Act. The industry also has experienced an increase in state and local legislation and regulations that limit the availability or use of land. Municipalities may also restrict or place moratoriums on the availability of utilities, such as water and sewer taps. In some areas, municipalities may enact growth control initiatives, which will restrict the number of building permits available in a given year. In addition, we may be required to apply for additional approvals or modify our existing approvals because of changes in local circumstances or applicable law. If municipalities in which we operate take actions like these, it could have an adverse effect on our business by causing delays, increasing our costs, or limiting our ability to operate in those municipalities. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed communities, whether brought by governmental authorities or private parties.

Our mortgage subsidiary, TBMC, is subject to various state and federal statutes, rules, and regulations, including those that relate to licensing, lending operations, and other areas of mortgage origination and financing. The impact of those statutes, rules, and regulations can increase our home buyers' cost of financing, increase our cost of doing business, and restrict our home buyers' access to some types of loans.

Product liability claims and litigation and warranty claims that arise in the ordinary course of business may be costly, which could adversely affect our business.

As a home builder, we are subject to construction defect and home warranty claims arising in the ordinary course of business. These claims are common in the home building industry and can be costly. In addition, the costs of insuring against construction defect and product liability claims are high, and the amount of coverage offered by insurance companies is limited. There can be no assurance that this coverage will not be further restricted and become more costly. If the limits or coverages of our current and former insurance programs prove inadequate, or we are not able to obtain adequate, or reasonably priced, insurance against these types of claims in the future, or the amounts currently provided for future warranty or insurance claims are inadequate, we may experience losses that could negatively impact our financial results.

We record expenses and liabilities based on the estimated costs required to cover our self-insured liability under our insurance policies and estimated costs of potential claims and claim adjustment expenses that are above our coverage limits or that are not covered by our insurance policies. These estimated costs are based on an analysis of our historical claims and industry data, and include an estimate of claims incurred but not yet reported. The projection of losses related to these liabilities requires actuarial assumptions that are subject to variability due to uncertainties regarding construction defect claims relative to our markets and the types of products we build, insurance industry practices, and legal or regulatory actions and/or interpretations, among other factors. Key assumptions used in these estimates include claim frequencies, severities, and settlement patterns, which can occur over an extended period of time. In addition, changes in the frequency and severity of reported claims and the estimates to settle claims can impact the trends and assumptions used in the actuarial analysis, which could be material to our consolidated financial statements. Due to the degree of judgment required and the potential for variability in these underlying assumptions, our actual future costs could differ from those estimated, and the difference could be material to our consolidated financial statements.

Over the past several years, we have had a significant number of water intrusion claims related to homes we built in Pennsylvania and Delaware. See Note 7 – "Accrued Expenses" in Item 15(a)1 of this Form 10-K for additional information regarding these warranty charges.

Our condominium and rental multi-unit buildings are subject to fluctuations in delivery volume due to their extended construction time, levels of pre-sales and lease-up, and quick delivery of units once buildings are complete.

Our quarterly operating results will fluctuate depending on the timing of completion of construction of our multi-unit condominium buildings, levels of pre-sales, and the relatively short delivery time of the pre-sold units once the building is completed. These sales can result in significant gains or losses that we recognize on our Consolidated Statements of Operations and Comprehensive Income as income from unconsolidated entities. The timing of these gains or losses cannot be predicted with certainty and, as a result, can cause our net income to fluctuate from quarter to quarter.

In addition to our residential for-sale business, we also develop, operate and, in certain situations, sell for-rent apartments, which we accomplish mainly through joint ventures. Often, the joint venture through which we develop and lease-up a rental property sells the property to a third party or to the joint venture partner upon stabilization. These sales can result in significant gains or losses that we recognize on our Consolidated Statements of Operations and Comprehensive Income as income from unconsolidated entities. The timing of these gains or losses cannot be predicted with certainty and, as a result, can cause our net income to fluctuate from quarter to quarter.

Our quarterly operating results may fluctuate due to the seasonal nature of our business.

Our quarterly operating results fluctuate with the seasons; normally, a significant portion of our agreements of sale are entered into with customers in the winter and spring months. Construction of one of our homes typically proceeds after signing the agreement of sale with our customer and typically require 9 to 12 months to complete, although recently construction times have extended beyond 12 months in many communities due to a variety of reasons, including high demand, labor shortages, supply chain disruption and municipal related delays. In addition, weather-related events may occur from time to time, delaying starts or closings or increasing costs and reducing profitability. In addition, delays in opening new communities or new sections of existing communities could have an adverse impact on home sales and revenues. Expenses are not incurred and recognized evenly throughout the year. Because of these factors, our quarterly operating results may be uneven and may be marked by lower revenues and earnings in some quarters than in others.

Increases in taxes or government fees could increase our costs, and adverse changes in tax laws or their interpretation could reduce demand for our homes and negatively affect our operating results.

Increases in real estate taxes and other local government fees, such as fees imposed on developers to fund schools, open space, and road improvements, and/or provide low- and moderate-income housing, could increase our costs and have an adverse effect on our operations. In addition, increases in local real estate taxes could adversely affect our potential home buyers, who may consider those costs in determining whether to make a new home purchase and decide, as a result, not to purchase one of our homes.

Changes in tax laws could reduce or eliminate tax deductions or incentives for homeowners and could make housing less affordable or otherwise reduce the demand for housing, which in turn could reduce our sales and hurt our results of operations. Further, while we believe that our recorded tax balances are adequate, it is not possible to predict the effects of possible changes in the tax laws or changes in their interpretation and whether they could have a material adverse impact on our operating results. We have filed our tax returns in prior years based upon certain filing positions we believe are appropriate. If the Internal Revenue Service or state taxing authorities disagree with these filing positions, we may owe additional taxes, which could be material.

We are subject to extensive environmental regulations, which may cause us to incur additional operating expenses, subject us to longer construction cycle times, or result in material fines or harm to our reputation.

We are subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment, including those regulating the emission or discharge of materials into the environment, the management of storm water runoff at construction sites, the handling, use, storage and disposal of hazardous substances, impacts to wetlands and other sensitive environments, and the remediation of contamination at properties that we own or develop. In addition, state and local jurisdictions have in recent years enacted regulations that require new homes to be more energy efficient than existing homes, or have mandated energy efficient features, such as solar panels, be included in new construction. The environmental regulations applicable to each community in which we operate vary greatly depending on the location of the community site, the site's environmental conditions and the present and former use of the site. Environmental regulations may cause delays, may cause us to incur substantial compliance, remediation or other costs, and can prohibit or severely restrict development and home building activity. In addition, noncompliance with these regulations could result in fines and penalties, obligations to remediate, permit revocations or other sanctions; and contamination or other environmental conditions at or in the vicinity of our developments, whether or not we were responsible for such conditions, may result in claims against us for personal injury, property damage or other losses.

From time to time, the United States Environmental Protection Agency and other federal or state agencies review home builders' compliance with environmental laws and may levy fines and penalties for failure to strictly comply with applicable environmental laws or impose additional requirements for future compliance as a result of past failures. Any such actions taken with respect to us may increase our costs or harm our reputation. Further, we expect that increasingly stringent requirements will be imposed on home builders in the future. Environmental regulations can also have an adverse impact on the availability and price of certain building components such as lumber.

In recent years, an increasing number of state and Federal laws and regulations have been enacted or proposed that deal with the effect of climate change on the environment. These laws and regulations, which are generally intended to directly or indirectly reduce greenhouse gas emissions, conserve water or limit other potential climate change impacts, may impose restrictions or additional requirements on land development and home construction in certain areas. Such restrictions and requirements could increase our operating and compliance costs or require additional technology and capital investment, which could adversely affect our results of operations. This is a particular concern in the western United States, where some of the most extensive and stringent environmental laws and residential building construction standards in the country have been enacted, and where we have significant business operations. We believe we are in compliance in all material respects with existing climate-related government regulations applicable to our business, and such compliance has not had a material impact on our business. However, given the rapidly changing nature of environmental laws and matters that may arise that are not currently known, we cannot predict our future exposure concerning such matters, and our future costs to achieve compliance or remedy potential violations could be significant.

Additionally, increased governmental and societal attention to environmental, social, and governance ("ESG") matters, including expanding mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, human capital, labor and risk oversight, could expand the nature, scope, and complexity of matters that we are required to control, assess and report. These factors may alter the environment in which we do business and may increase the ongoing costs of compliance and adversely impact our results of operations and cash flows. If we are unable to adequately address such ESG matters or fail to comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation and our business results.

Failure by our employees or representatives to comply with laws and regulations may harm us.

We are required to comply with laws and regulations that govern all aspects of our business including land acquisition, development, home construction, labor and employment, mortgage origination, title and escrow operations, sales, and warranty. It is possible that our employees or entities engaged by us, such as subcontractors, could intentionally or unintentionally violate some of these laws and regulations. Although we endeavor to take immediate action if we become aware of such violations, we may incur fines or penalties as a result of these actions and our reputation with governmental agencies and our customers could be damaged.

Component shortages and increased costs of labor and supplies are beyond our control and can result in delays and increased costs to develop our communities.

Our ability to develop residential communities may be adversely affected by circumstances beyond our control, including work stoppages, labor disputes, and shortages of qualified trades people, such as carpenters, roofers, masons, electricians, and plumbers; changes in laws relating to union organizing activity; lack of availability of adequate utility infrastructure and services; our need to rely on local subcontractors who may not be adequately capitalized or insured; the ability of municipalities to process permits, conduct inspections and take similar actions in a timely manner; and shortages, delays in availability, or fluctuations in prices of building components and materials. Any of these circumstances could give rise to delays in the start or completion of, or could increase the cost of, developing one or more of our residential communities. We may not be able to recover these increased costs by raising our home prices because the price for each home is typically set months prior to its delivery pursuant to the agreement of sale with the home buyer. If that happens, our operating results could be harmed.

Over the past several years, strong demand for homes combined with supply chain disruptions, labor shortages and municipal related delays has caused our construction cycle to lengthen and the costs of building materials to increase. Longer construction cycles can lead to increased cancellation rates. In addition, shortages and cost increases in building materials and tightness in the labor market can erode our profit margins and adversely affect our results of operations, especially if such disruptions, shortages and delays persist for extended periods of time.

We are subject to one collective bargaining agreement that covers less than 2% of our employees. We have not experienced any work stoppages due to strikes by unionized workers, but we cannot make assurances that there will not be any work stoppages due to strikes or other job actions in the future. We engage independent contractors that employ non-unionized workers to construct our homes. At any given point in time, the employees of those subcontractors, who are not yet represented by a union, may be unionized.

We are implementing a new enterprise resource planning system, and challenges with the implementation of the system may impact our business and operations.

We are in the midst of a multi-year process of implementing a complex new enterprise resource planning system ("ERP"). The ERP implementation requires the integration of the new ERP with multiple new and existing information systems and business processes, and has been designed to accurately maintain our books and records and provide information to our management teams important to the operation of the business. Our ERP implementation will continue to require ongoing investment. If the system as it currently stands or after necessary investments does not result in our ability to maintain accurate books and records, our financial condition, results of operations, and cash flows could be negatively impacted. Additionally, conversion from our old system to the ERP may cause inefficiencies until the ERP is stabilized and mature. The implementation of our ERP mandated new procedures and many new controls over financial reporting. These procedures and controls are not yet mature in their operation and not fully tested by our internal auditors. If we are unable to adequately implement and maintain procedures and controls relating to our ERP, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired and impact our assessment of the effectiveness of our internal controls over financial reporting.

Risks Related to Indebtedness and Financing

If we are not able to obtain suitable financing, or if the interest rates on our debt are increased, or if our credit ratings are lowered, our business and results of operations may decline.

Our business and results of operations depend substantially on our ability to obtain financing, whether from bank borrowings or from financing in the public debt markets. Substantial portions of our revolving credit facility, which provides for approximately $1.90 billion in committed borrowing capacity, and our $650.0 million term loan mature in November 2026, with smaller portions maturing in November 2025. In addition, $400.0 million of our senior notes become due and payable in April 2023 and $1.60 billion of our senior notes become due and payable at various times from November 2025 through November 2029. We cannot be certain that we will be able to replace existing financing or find additional sources of financing in the future on favorable terms or at all.

If we are not able to obtain suitable financing at reasonable terms or replace existing debt and credit facilities when they become due or expire, our costs for borrowings may increase and our revenues may decrease or we could be precluded from continuing our operations at current levels.

Increases in interest rates can make it more difficult and/or expensive for us to obtain the funds we need to operate our business. The amount of interest we incur on our revolving bank credit facility and term loan (exclusive of the amount we have hedged with interest rate swap transactions as further described in Note 6 – "Loans Payable, Senior Notes, and Mortgage Company Loan Facility" in Item 15(a)1 of this Form 10-K) fluctuates based on changes in short-term interest rates and the amount of borrowings we incur. Increases in interest rates generally and/or any downgrade in the ratings that national rating agencies assign to our outstanding debt securities could increase the interest rates we must pay on any subsequent issuances of debt securities, and any such ratings downgrade could also make it more difficult for us to sell such debt securities.

If home buyers are not able to obtain suitable financing, our results of operations may decline.

Our results of operations also depend on the ability of our potential home buyers to obtain mortgages for the purchase of our homes. Mortgage rates increased significantly during fiscal 2022, which has impacted the demand for our homes during the second half of fiscal 2022, and market conditions and/or government actions could cause mortgage rates to increase even further in the future. Any uncertainty in the mortgage markets and its impact on the overall mortgage market, including the tightening of credit standards, future increases in the effective cost of home mortgage financing (including as a result of changes to federal tax law), and increased government regulation, could adversely affect the ability of our customers to obtain financing for a home purchase, thus preventing our potential home buyers from purchasing our homes. In addition, where our potential home buyers must sell their existing homes in order to buy a home from us, increases in mortgage costs and/or lack of availability of mortgages could prevent the buyers of our potential home buyers' existing homes from obtaining the mortgages they need to complete their purchases, which would result in our potential home buyers' inability to buy a home from us. Similar risks apply to those buyers whose contracts are in our backlog of homes to be delivered. If our home buyers, potential buyers, or buyers of our home buyers' current homes cannot obtain suitable financing, our sales and results of operations could be adversely affected.

If our ability to resell mortgages to investors is impaired, our home buyers may be required to find alternative financing.

Generally, when our mortgage subsidiary closes a mortgage for a home buyer at a previously locked-in rate, it already has an agreement in place with an investor to acquire the mortgage following the closing. Our mortgage loans are sold to investors with limited recourse provisions derived from industry-standard representations and warranties in the relevant agreements. These representations and warranties primarily involve the absence of misrepresentations by the borrower or other parties, the appropriate underwriting of the loan and in some cases, a required minimum number of payments to be made by the borrower. We generally do not retain any other continuing interest related to mortgage loans sold in the secondary market. However, if these recourse provisions are not satisfied, the mortgage loans sold to investors could be returned to us. In addition, if the resale market for our mortgages decline or the underwriting standards of our investors become more stringent, our ability to sell future mortgage loans could be adversely affected and either we would have to commit our own funds to long-term investments in mortgage loans, which could, among other things, delay the time when we recognize revenues from home sales on our statements of operations, or our home buyers would be required to find an alternative source of financing. If our home buyers cannot obtain another source of financing in order to purchase our homes, our sales and results of operations could be adversely affected.

Risks Related to Other Events and Factors

Public health issues such as a major epidemic or pandemic could adversely affect our business or financial results.

The United States and other countries have experienced, and may experience in the future, outbreaks of contagious diseases that affect public health and public perception of health risk. In 2020, the World Health Organization declared COVID-19 a pandemic, resulting in federal, state and local governments and private entities mandating various restrictions, including the closures of non-essential businesses for a period of time. These restrictions had an adverse impact on our business in the spring of 2020. However, following the initial onset of the pandemic, economic activity resumed and demand for our homes improved significantly in the remainder of fiscal 2020 and remained strong through the first half of fiscal 2022. The effects of the pandemic on economic activity, combined with the strong demand for new homes, caused many disruptions to our supply chain and shortages in certain building components and materials, as well as labor shortages. These conditions caused our construction cycles to lengthen.

There is continuing uncertainty regarding how long the impacts of COVID-19 will affect the U.S. economy and our supply chain and operations. The extent to which COVID-19 continues to impact our operational and financial performance will depend on future developments, including whether there is a resurgence in the pandemic and whether variant strains emerge, and the extent of any containment or mitigation measures on our customers, trade partners and employees, all of which are highly uncertain, unpredictable and outside our control. If COVID-19 or any of its variants continues to have a significant negative impact on the economy, or if a new pandemic emerges, our results of operations and financial condition could be adversely impacted.

Adverse weather conditions, natural disasters, and other conditions could disrupt the development of our communities, which could harm our sales and results of operations.

Adverse weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, floods, droughts, and wildfires, can have serious effects on our ability to develop our residential communities. We also may be affected by unforeseen engineering, environmental, or geological conditions or problems, including conditions or problems which arise on lands of third parties in the vicinity of our communities, but nevertheless negatively impact our communities. Any of these adverse events or circumstances could cause delays in or prevent the completion of, or increase the cost of, developing one or more of our residential communities and, as a result, could harm our sales and results of operations.

<u>General Risk Factors</u>

Increased domestic or international instability could have an adverse effect on our operations.

Increased domestic or international instability could adversely impact the economy and significantly reduce demand for homes and the number of new contracts we sign, increase the number of cancellations of existing contracts, and/or increase our operating expenses, which could adversely affect our business.

We could be adversely impacted by the loss of key management personnel or if we fail to attract qualified personnel.

Our future success depends, to a significant degree, on the efforts of our senior management and our ability to attract qualified personnel. Our operations could be adversely affected if key members of our senior management leave the Company or we cannot attract qualified personnel to manage our business.

Information technology failures and data security breaches could harm our business.

We use information technology and other computer resources to carry out important operational and marketing activities as well as maintain our business records, including information provided by our customers. Many of these resources are provided to us and/or maintained on our behalf by third-party service providers pursuant to agreements that specify certain security and service level standards. Our ability to conduct our business may be impaired if these resources are compromised, degraded, damaged or fail, whether due to a virus or other harmful circumstance, intentional breach or disruption of our information technology resources by a third party, natural disaster, hardware or software corruption, failure or error (including a failure of security controls incorporated into or applied to such hardware or software), telecommunications system failure, service provider error or failure, intentional or unintentional personnel actions (including the failure to follow our security protocols), or lost connectivity to our networked resources. A significant and extended disruption in the functioning of these resources could impair our operations, damage our reputation, and cause us to lose customers, sales and revenue.

In addition, breaches of our data security systems, including by cyber-attacks, could result in the unintended public disclosure or the misappropriation of our proprietary information or personal and confidential information, about our employees, consumers who view our homes, home buyers, mortgage loan applicants and business partners, requiring us to incur significant expense to address and resolve these kinds of issues. The release of confidential information may lead to identity theft and related fraud, litigation or other proceedings against us by affected individuals and/or business partners and/or by regulators, and the outcome of such proceedings, which could include penalties or fines, could have a material and adverse effect on our reputation, business, financial condition and results of operations. Depending on its nature, a particular breach or series of breaches of our systems may result in the unauthorized use, appropriation or loss of confidential or proprietary information on a one-time or continuing basis, which may not be detected for a period of time. In addition, the costs of maintaining adequate protection against such threats, as they develop in the future (or as legal requirements related to data security increase) could be material.

In recent years, we have been subject to cyber incidents including an attack that temporarily disrupted access to certain of our systems and an incident involving identity theft through the unauthorized access of one of our third-party service provider's information systems. Neither of these incidents individually or in the aggregate resulted in any material liability to us, any material damage to our reputation, or any material disruption to our operations. However, as a result of a widespread increase in the frequency and number of cyber-attacks, we expect that we will continue to be the target of additional and increasingly sophisticated cyber-attacks and data security breaches, and the safeguards we have designed to help prevent these incidents from occurring may not be successful. Any further increase in the frequency or scope of cyber-attacks may exacerbate these data security risks. If we experience additional cyber-attacks or data security breaches in the future, we could suffer material liabilities, our reputation could be materially damaged, and our operations could be materially disrupted.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Headquarters

Our corporate office, which we lease from an unrelated party, contains approximately 163,000 square feet and is located in Fort Washington, Pennsylvania.

Manufacturing/Distribution Facilities

We own a manufacturing facility of approximately 225,000 square feet located in Morrisville, Pennsylvania and a manufacturing facility totaling approximately 150,000 square feet located in Emporia, Virginia. We also lease, from unrelated parties, a facility of approximately 56,000 square feet located in Fairless Hills, Pennsylvania and two facilities of approximately 38,000 square feet, on a combined basis, located in Westfield, Massachusetts. In addition, we own a 34,000-square foot manufacturing, warehouse, and office facility in Culpepper, Virginia. At these facilities, our Toll Integrated Systems subsidiary manufactures open wall panels, roof and floor trusses, and certain interior and exterior millwork to supply a portion of our construction needs. These facilities supply components used in our North, Mid-Atlantic, and portions of our South geographic regions. These operations also permit us to purchase wholesale lumber, sheathing, windows, doors, certain other interior and exterior millwork, and other building materials to supply to our communities. We believe that increased efficiencies, cost savings, quality control and productivity result from the operation of these plants and from the wholesale purchase of materials.

ITEM 3. LEGAL PROCEEDINGS

We are involved in various claims and litigation arising principally in the ordinary course of business. We believe that adequate provision for resolution of all current claims and pending litigation has been made and that the disposition of these matters will not have a material adverse effect on our results of operations and liquidity or on our financial condition.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Shares of our common stock are listed on the New York Stock Exchange ("NYSE") under the symbol "TOL". At December 14, 2022, there were approximately 110,727,000 record holders of our common stock.

Issuer Purchases of Equity Securities

During the three months ended October 31, 2022, we repurchased the following shares of our common stock:

Period	Total number of shares purchased (a)		Average price paid per share	Total number of shares purchased as part of a publicly announced plan or program (b)	Maximum number of shares that may yet be purchased under the plan or program (b)
	(in thousands)			(in thousands)	(in thousands)
August 1, 2022 to August 31, 2022	—	$	—	—	18,319
September 1, 2022 to September 30, 2022	3,695	$	42.48	3,695	14,624
October 1, 2022 to October 31, 2022	47	$	40.43	47	14,577
Total	3,742			3,742	

(a) Our stock incentive plans permit us to withhold from the total number of shares that otherwise would be issued to a performance based restricted stock unit recipient or a restricted stock unit recipient upon distribution that number of shares having a fair value at the time of distribution equal to the applicable income tax withholdings due and remit the remaining shares to the recipient. During the three months ended October 31, 2022, we withheld 1,528 of the shares subject to performance based restricted stock units and restricted stock units to cover approximately $68,500 of income tax withholdings and we issued the remaining 4,298 shares to the recipients. The shares withheld are not included in the total number of shares purchased in the table above.

Our stock incentive plans also permit participants to exercise non-qualified stock options using a "net exercise" method. In a net exercise, we generally withhold from the total number of shares that otherwise would be issued to the participant upon exercise of the stock option that number of shares having a fair market value at the time of exercise equal to the option exercise price and applicable income tax withholdings, and remit the remaining shares to the participant. During the three-month period ended October 31, 2022, the net exercise method was not employed to exercise options.

(b) On May 17, 2022, our Board of Directors authorized the repurchase of 20 million shares of our common stock in open market transactions, privately negotiated transactions (including accelerated share repurchases), issuer tender offers or other financial arrangements or transactions for general corporate purposes, including to obtain shares for the Company's equity award and other employee benefit plans. This authorization terminated, effective May 17, 2022, the prior authorization that had been in effect since March 10, 2020. Our Board of Directors did not fix any expiration date for the current share repurchase program.

Our revolving credit agreement and term loan agreement each require us to maintain a minimum tangible net worth (as defined in the respective agreements), which limit the amount of share repurchases we may make. Based upon these provisions, our ability to repurchase our common stock was limited to approximately $4.47 billion as of October 31, 2022.

Dividends

During fiscal 2022, we paid aggregate cash dividends of $0.77 per share to our shareholders. The payment of dividends is within the discretion of our Board of Directors and any decision to pay dividends in the future, and the amount of any such dividend, will depend upon an evaluation of a number of factors, including our results of operations, our capital requirements, our operating and financial condition, and any contractual limitations then in effect. Our revolving credit agreement and term loan agreement each require us to maintain a minimum tangible net worth (as defined in the respective agreement), which restricts the amount of dividends we may pay. At October 31, 2022, under the provisions of our revolving credit agreement and term loan agreement, we could have paid up to approximately $3.72 billion of cash dividends.

Stockholder Return Performance Graph

The following graph and chart compares the five-year cumulative total return (assuming that an investment of $100 was made on October 31, 2017, and that dividends were reinvested) from October 31, 2017 to October 31, 2022, for (a) our common stock, (b) the S&P Homebuilding Index and (c) the S&P 500®:


Comparison of 5 Year Cumulative Total Return Among Toll Brothers, Inc., the S&P 500®, and the S&P Homebuilding Index




October 31:	2017	2018	2019	2020	2021	2022
Toll Brothers, Inc.	$ 100.00	$ 73.89	$ 88.34	$ 95.15	$ 136.97	$ 99.58
S&P 500®	$ 100.00	$ 107.35	$ 122.72	$ 134.64	$ 192.42	$ 164.31
S&P Homebuilding Index	$ 100.00	$ 80.36	$ 117.66	$ 138.10	$ 183.16	$ 155.88

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

This discussion and analysis is based on, should be read together with, and is qualified in its entirety by, the Consolidated Financial Statements and Notes thereto in Item 15(a)1 of this Form 10-K, beginning at page F-1. It also should be read in conjunction with the disclosure under "Forward-Looking Statements" in Part I of this Form 10-K.

When this report uses the words "we," "us," "our," and the "Company," they refer to Toll Brothers, Inc. and its subsidiaries, unless the context otherwise requires. References herein to fiscal year refer to our fiscal years ended or ending October 31.

Unless otherwise stated in this report, net contracts signed represents a number or value equal to the gross number or value of contracts signed during the relevant period, less the number or value of contracts cancelled during the relevant period, which includes contracts that were signed during the relevant period and in prior periods. Backlog consists of homes under contract but not yet delivered to our home buyers ("backlog"). Backlog conversion represents the percentage of homes delivered in the period from backlog at the beginning of the period ("backlog conversion").

OVERVIEW

Our Business

We design, build, market, sell, and arrange financing for an array of luxury residential single-family detached, attached, master-planned, resort-style golf, and urban low-, mid-, and high-rise communities, principally on land we develop and improve, as we continue to pursue our strategy of broadening our product lines, price points and geographic footprint. We cater to luxury first-time, move-up, empty-nester, active-adult, and second-home buyers in the United States, as well as urban and suburban renters. We also design, build, market, and sell high-density, high-rise urban luxury condominiums with third-party joint venture partners through Toll Brothers City Living® ("City Living"). At October 31, 2022, we were operating in 24 states and in the District of Columbia.

In the five years ended October 31, 2022, we delivered 45,369 homes from 904 communities, including 10,515 homes from 492 communities in fiscal 2022. At October 31, 2022, we had 981 communities in various stages of planning, development or operations containing approximately 76,000 home sites that we owned or controlled through options.

We operate our own architectural, engineering, mortgage, title, land development, insurance, smart home technology, and landscaping subsidiaries. In addition, in certain regions we operate our own lumber distribution, house component assembly and component manufacturing operations.

We are developing several land parcels for master-planned communities in which we intend to build homes on a portion of the lots and sell the remaining lots to other builders. One of these master-planned communities is being developed 100% by us, and the remaining communities are being developed through joint ventures with other builders or financial partners.

In addition to our residential for-sale business, we also develop and operate for-rent apartments through joint ventures. See the section entitled "Toll Brothers Apartment Living/Toll Brothers Campus Living" below.

We have investments in various unconsolidated entities, including our Land Development Joint Ventures, Home Building Joint Ventures, Rental Property Joint Ventures and Gibraltar Joint Ventures.

Financial Highlights

In fiscal 2022, we recognized $10.28 billion of revenues, consisting of $9.71 billion of home sales revenues and $564.4 million of land sales and other revenues, and net income of $1.29 billion, as compared to $8.79 billion of revenues, consisting of $8.43 billion of home sales revenues and $358.6 million of land sales and other revenues, and net income of $833.6 million in fiscal 2021.

In fiscal 2022 and 2021, the value of net contracts signed was $9.07 billion (8,255 homes) and $11.54 billion (12,472 homes), respectively. The value of our backlog at October 31, 2022 was $8.87 billion (8,098 homes), as compared to our backlog at October 31, 2021 of $9.50 billion (10,302 homes).

At October 31, 2022, we had $1.35 billion of cash and cash equivalents and approximately $1.79 billion available for borrowing under our $1.905 billion revolving credit facility (the "Revolving Credit Facility"), substantially all of which matures in November 2026. At October 31, 2022, we had no outstanding borrowings under the Revolving Credit Facility and had outstanding letters of credit of approximately $117.7 million.

At October 31, 2022, our total equity and our debt to total capitalization ratio were $6.02 billion and 0.36 to 1.00, respectively.

Acquisitions

As part of our strategy to expand our geographic footprint and product offerings, in fiscal 2022, we acquired substantially all of the assets and operations of a privately-held home builder with operations in San Antonio, Texas for approximately $48.1 million in cash. The assets acquired, which consisted of 16 communities, were primarily inventory, including approximately 450 home sites owned or controlled through land purchase agreements.

In fiscal 2021, we acquired substantially all of the assets and operations of a privately-held home builder serving the Las Vegas, Nevada market, for approximately $38.8 million in cash. The assets acquired were primarily inventory for future communities, including approximately 550 home sites owned or controlled through land purchase agreements.

These acquisitions were accounted for as asset acquisitions and were not material to our results of operations or financial condition.

Our Business Environment and Current Outlook

We entered fiscal year 2022 with a strong backlog of 10,302 homes valued at $9.5 billion. During the year, we delivered 10,515 homes at an average delivered price of $923,600, increasing home sales revenues by 15.2% to $9.7 billion compared to $8.4 billion in fiscal year 2021. In the fourth quarter, we delivered 3,765 homes at an average price of $951,100 as compared to 3,341 homes and $883,100 in the fourth quarter of fiscal 2021. These results reflect the robust housing market and strong demand for our homes that we experienced beginning in the second quarter of fiscal 2020 through the end of the second quarter of fiscal 2022. Since then, overall demand for new homes has significantly weakened, which we primarily attribute to the steep increases in mortgage rates during 2022. Corresponding with the weakened housing market, we experienced a significant decline in demand for our homes in the second half of fiscal year 2022. In the third and fourth fiscal quarters of 2022, we signed 2,452 net contracts with an aggregate value of $2.98 billion as compared to 6,111 net contracts with an aggregate value of $5.98 billion in the third and fourth fiscal quarters of 2021, representing a year-over-year decline of 60% in units and 56% in dollars. In light of continued uncertainty regarding the direction of mortgage rates and overall macro-economic conditions, it is unclear whether demand for new homes will improve in the near term. However, over the long term, we believe that the housing market will continue to benefit from strong fundamentals, including demographic and migration trends and an overall shortage of homes in the United States.

Our backlog at October 31, 2022 was 8,098 homes and $8.87 billion, down 21% in units and 7% in dollars, as compared to our backlog at October 31, 2021. We continue to experience extended build times (the time it takes from contract signing to delivery of the completed home) due to the impacts of supply chain, labor and other disruptions that characterized the home construction industry during fiscal 2022. However, with weakness in the housing market and fewer home starts in the overall market, we expect these disruptions to recede. In addition, we continue to work with our suppliers and trade partners to resolve issues that arise.

Competitive Landscape

The home building business is highly competitive and fragmented. We compete with numerous home builders of varying sizes, ranging from local to national in scope, some of which have greater sales and financial resources than we do. Sales of existing homes, whether by a homeowner or by a financial institution that may have acquired a home through a foreclosure, also provide competition. We compete primarily based on price, location, design, quality, service, and reputation. We believe our financial stability, relative to many others in our industry, provides us with a competitive advantage.

Land Acquisition and Development

Our business is subject to many risks because of the extended length of time that it takes to obtain the necessary approvals on a property, complete the land improvements on it, and build and deliver a home after a home buyer signs an agreement of sale. We attempt to reduce some of these risks and improve our capital efficiency by utilizing one or more of the following methods: controlling land for future development through options, which enables us to obtain necessary governmental approvals before acquiring title to the land; generally commencing construction of a detached home only after executing an agreement of sale and receiving a substantial down payment from the buyer; and using subcontractors to perform home construction and land development work on a fixed-price basis.

During fiscal 2022 and 2021, we acquired control of approximately 5,700 and 27,700 home sites, respectively, net of options terminated and home sites sold. During fiscal year 2022, we forfeited control of over 9,000 lots subject to land purchase agreements primarily because the planned community no longer met our development criteria. At October 31, 2022, we controlled approximately 76,000 home sites, as compared to approximately 80,900 home sites at October 31, 2021, and approximately 63,200 home sites at October 31, 2020. In addition, at October 31, 2022, we expect to purchase approximately

6,700 additional home sites from several Land Development Joint Ventures in which we have an interest, at prices not yet determined.

Of the approximately 76,000 total home sites that we owned or controlled through options at October 31, 2022, we owned approximately 37,700 and controlled approximately 38,300 through options. Of the 76,000 home sites, approximately 17,400 were substantially improved.

In addition, at October 31, 2022, our Land Development Joint Ventures owned approximately 24,300 home sites (including 409 home sites included in the 38,300 controlled through options).

At October 31, 2022, we were selling from 348 communities, compared to 340 communities at October 31, 2021, and 317 communities at October 31, 2020.

Customer Mortgage Financing

We maintain relationships with a diversified group of mortgage financial institutions, many of which are among the largest in the industry. We believe that national, regional and community banks continue to recognize the long-term value in creating relationships with our home buyers, and these banks continue to provide these customers with financing.

We believe that our home buyers generally are, and should continue to be, well-positioned to secure mortgages due to their typically lower loan-to-value ratios and attractive credit profiles, as compared to the average home buyer.

Toll Brothers Apartment Living/Toll Brothers Campus Living

In addition to our residential for-sale business, we also develop and operate for-rent apartments generally through joint ventures. At October 31, 2022, we or joint ventures in which we have an interest, controlled 73 land parcels that are planned as for-rent apartment projects containing approximately 25,000 units. These projects, which are located in multiple metropolitan areas throughout the country, are being operated, are being developed, or will be developed with partners under the brand names Toll Brothers Apartment Living and Toll Brothers Campus Living.

In fiscal 2021, we announced a strategic partnership with Equity Residential to selectively acquire and develop sites for new rental apartment communities in metro Boston, MA; Atlanta, GA; Austin, TX; Denver, CO; Orange County/San Diego, CA; Seattle, WA; and Dallas-Fort Worth, TX. The strategic partnership has an initial term of three years. For selected projects, Equity Residential is expected to invest 75% of the equity and we are expected to invest the remaining 25% of the equity. It is expected that each project will also be financed with approximately 60% leverage. Equity Residential will have the option to acquire each property upon stabilization. The parties have targeted an initial minimum co-investment of $733.0 million in combined equity, or $1.83 billion in aggregate value, assuming 60% leverage. Through the fourth quarter of fiscal 2022, we entered into four joint ventures with Equity Residential under this arrangement. We also continue to evaluate potential strategic partnerships for our apartment projects in metro markets that are not designated to be developed exclusively with Equity Residential.

In fiscal 2022, one of our Rental Property Joint Ventures sold its assets to an unrelated party, resulting in a gain of $29.9 million recognized by the joint venture. From our investment in this joint venture, we received cash and recognized a gain of $21.0 million in fiscal 2022. In fiscal 2021, five of our Rental Property Joint Ventures sold their assets to unrelated parties, resulting in an aggregate gain of $177.6 million recognized by the joint ventures. From our investments in these joint ventures, we received cash and recognized an aggregate gain of $74.8 million in fiscal 2021. The gains recognized from these sales are included in "Income from unconsolidated entities" in our Consolidated Statement of Operations and Comprehensive Income included in Item 15(a)1 of this Form 10-K.

At October 31, 2022, we had approximately 4,000 units in for-rent apartment projects that were occupied or ready for occupancy, 2,150 units in the lease-up stage, 7,900 units in the design phase or under development, and 10,950 units in the planning stage. Of the 25,000 units at October 31, 2022, 13,900 were owned by joint ventures in which we have an interest; approximately 2,900 were owned by us; and 8,200 were under contract to be purchased by us.

Contracts and Backlog

The aggregate value of net sales contracts signed decreased 21% in fiscal 2022, as compared to fiscal 2021. The value of net sales contracts signed was $9.07 billion (8,255 homes) in fiscal 2022 and $11.54 billion (12,472 homes) in fiscal 2021. The decrease in the aggregate value of net contracts signed in fiscal 2022, as compared to fiscal 2021, was due to a 34% decrease in the number of net contracts signed, offset by a 19% increase in the average value of each contract signed. The decrease in the number of net contracts signed in fiscal 2022, as compared to fiscal 2021, reflects an overall moderation in demand from the extremely strong prior year primarily due to the steep increases in mortgage rates during 2022. The increase in average value attributed to each signed contracts signed in fiscal 2022 was principally due to price increases in many of our markets, as well as a shift in the number of contracts signed to more expensive areas and/or products. The average value attributed to each contract signed includes the value of each binding agreement of sale that was signed in the period, as well as the value of all options selected during the period, regardless of when the initial agreement of sale related to such options was signed.

The value of our backlog at October 31, 2022, 2021, and 2020 was $8.87 billion (8,098 homes), $9.50 billion (10,302 homes), and $6.37 billion (7,791 homes), respectively. Approximately 90% of the homes in backlog at October 31, 2022 are expected to be delivered by October 31, 2023. The 7% decrease in the value of homes in backlog at October 31, 2022, as compared to October 31, 2021, was due to the delivery of more homes out of backlog than were added during fiscal 2022, offset, in part, by an increase in the average value of each contract signed.

For more information regarding revenues, net contracts signed, and backlog by geographic segment, see "Segments" in this MD&A.

CRITICAL ACCOUNTING ESTIMATES

U.S. generally accepted accounting principles ("GAAP") require us to make estimates and assumptions that affect our reported amounts in the consolidated financial statements and accompanying notes. Our estimates are based on (i) currently known facts and circumstances, (ii) prior experience, (iii) assessments of probability, (iv) forecasted financial information, and (v) assumptions that management believes to be reasonable but that are inherently uncertain and unpredictable. We use our best judgment when measuring these estimates, and if warranted, obtain advice from external sources. On an ongoing basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. In times of economic disruption when uncertainty regarding future economic conditions is heightened, these estimates and assumptions are subject to greater variability.

For a discussion of all our significant accounting policies, including our critical accounting policies, refer to Note 1,"Significant Accounting Policies" of the Consolidated Financial Statements. We believe that the accounting estimates and assumptions described below involve significant subjectivity and judgment, and changes to such estimates or assumptions could have a material impact on our financial condition or operating results. Therefore, we consider an understanding of the variability and judgment required in making these estimates and assumptions to be critical in fully understanding and evaluating our reported financial results.

We believe the following critical accounting estimates reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventory

Inventory is stated at cost unless an impairment exists, in which case it is written down to fair value in accordance with GAAP. In addition to direct land acquisition, land development, and home construction costs, costs also include interest, real estate taxes, and direct overhead related to development and construction, which are capitalized to inventory during periods beginning with the commencement of development and ending with the completion of construction. Because our inventory is considered a long-lived asset under GAAP, we are required to regularly review the carrying value of each of our communities and write down the value of those communities when we believe the values are not recoverable.

Operating Communities: When the profitability of an operating community deteriorates, the sales pace declines significantly, or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the community to its carrying value. If the estimated future undiscounted cash flow is less than the community's carrying value, the carrying value is written down to its estimated fair value. Estimated fair value is primarily determined by discounting the estimated future cash flow of each community. The discount rate used in determining each asset's fair value reflects inherent risks associated with the related estimated cash flows, as well as current risk-free rates available in the market and estimated market risk premiums. During the year ended October 31, 2022, we did not record any inventory impairment charges on our operating communities and therefore no discount rate was used. In estimating the future undiscounted cash flow of a community, we use various estimates such as (i) the expected sales pace in a community, based upon general economic conditions that will have a short-term or long-term impact on the market in which the community is located and on competition within the market, including the number of home sites available and pricing and incentives being offered in other communities owned by us or by other builders; (ii) the expected sales prices and sales incentives to be offered in a community; (iii) costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development costs, home construction, interest, and overhead costs; (iv) alternative product offerings that may be offered in a community that will have an impact on sales pace, sales price, building cost, or the number of homes that can be built in a particular community; and (v) alternative uses for the property, such as the possibility of a sale of the entire community to another builder or the sale of individual home sites. Any impairment is charged to cost of home sales revenues in the period in which the impairment is determined.

Future Communities: We evaluate all land held for future communities or future sections of operating communities, whether owned or optioned, to determine whether or not we expect to proceed with the development of the land as originally contemplated. This evaluation encompasses the same types of estimates used for operating communities described above, as well as an evaluation of the regulatory environment in which the land is located and the estimated probability of obtaining the necessary approvals, the estimated time and cost it will take to obtain those approvals, alternative land uses and the possible concessions that may be required to be given in order to obtain them. Concessions may include cash payments to fund improvements to public places such as parks and streets, dedication of a portion of the property for use by the public or as open space, or a reduction in the density or size of the homes to be built or commitment to build or fund certain dedicated workforce and affordable housing units. Based upon this review, we decide (i) as to land under contract to be purchased, whether the contract will likely be terminated or renegotiated, and (ii) as to land we own, whether the land will likely be developed as contemplated or in an alternative manner, or should be sold. We then further determine whether costs that have been capitalized to the community are recoverable or should be written off. The write-off is charged to cost of home sales revenues in the period in which the need for the write-off is determined.

The estimates used in the determination of the estimated cash flows and fair value of both current and future communities are based on factors known to us at the time such estimates are made and our expectations of future operations and economic conditions. Should the estimates or expectations used in determining estimated fair value deteriorate in the future, we may be required to recognize additional impairment charges and write-offs related to current and future communities and such amounts could be material.

We have not made any material changes in the accounting methodology we use to assess possible impairments during the past three fiscal years.

We recognized inventory impairment charges and the expensing of costs that we believed not to be recoverable in each of the three fiscal years ended October 31, 2022, 2021, and 2020, as shown in the table below (amounts in thousands):

	2022	2021	2020
Land controlled for future communities	$ 13,051	$ 5,620	$ 23,539
Land owned for future communities	19,690	19,805	31,669
Operating communities	—	1,110	675
	$ 32,741	$ 26,535	$ 55,883

Cost of Revenue Recognition

Cost of revenues from home sales are recognized at the time each home is delivered and title and possession are transferred to the buyer.

For our standard attached and detached homes, land, land development, and related costs, both incurred and estimated to be incurred in the future, are amortized to the cost of homes closed based upon the total number of homes expected to be constructed in each community. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs subsequent to the commencement of delivery of homes are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method. For our master-planned communities, the estimated land, common area development, and related costs, including the cost of golf courses, net of their estimated residual value, are allocated to individual communities within a master-planned community on a relative sales value basis. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs are allocated to the remaining home sites in each of the communities of the master-planned community.

For high-rise/mid-rise projects, land, land development, construction, and related costs, both incurred and estimated to be incurred in the future, are generally amortized to the cost of units closed based upon an estimated relative sales value of the units closed to the total estimated sales value. Any changes resulting from a change in the estimated total costs or revenues of the project are allocated to the remaining units to be delivered.

We rely on certain estimates to determine our construction and land development costs. Construction and land costs are comprised of direct and allocated costs, including estimated future costs. In determining these costs, we compile community budgets that are based on a variety of assumptions, including future construction schedules and costs to be incurred. Actual results can differ from budgeted amounts for various reasons, including construction delays, labor or material shortages, slower absorptions, increases in costs that have not yet been committed, changes in governmental requirements, or other unanticipated issues encountered during construction and development and other factors beyond our control. To address uncertainty in these budgets, we assess, update and revise community budgets on a regular basis, utilizing the most current information available to estimate home construction and land costs.

We have not made any material changes in the methodology used in developing and revising community budgets over the past three fiscal years.

Warranty and Self-Insurance

Warranty: We provide all of our home buyers with a limited warranty as to workmanship and mechanical equipment. We also provide many of our home buyers with a limited 10-year warranty as to structural integrity. We accrue for expected warranty costs at the time each home is closed and title and possession are transferred to the home buyer. Warranty costs are accrued based upon historical experience related to product type, geographic location and other community specific factors. Adjustments to our warranty liabilities related to homes delivered in prior years are recorded in the period in which a change in our estimate occurs. Over the past decade, we have had a significant number of warranty claims related primarily to homes built in Pennsylvania and Delaware. See Note 7, "Accrued Expenses" in Item 15(a)1 of this Form 10-K for additional information regarding these warranty charges. We have not made any material changes in our methodology or significant assumptions used to establish our warranty reserves during the past three fiscal years.

Self-Insurance: We maintain, and require the majority of our subcontractors to maintain, general liability insurance (including construction defect and bodily injury coverage) and workers' compensation insurance. These insurance policies protect us against a portion of our risk of loss from claims related to our home building activities, subject to certain self-insured retentions, deductibles and other coverage limits ("self-insured liability"). We also provide general liability insurance for our subcontractors in Arizona, California, Colorado, Nevada, Washington, and certain areas of Texas, where eligible subcontractors are enrolled as insureds under our general liability insurance policies in each community in which they perform work. For those enrolled subcontractors, we absorb their general liability associated with the work performed on our homes within the applicable community as part of our overall general liability insurance and our self-insurance through our captive insurance subsidiary.

We record expenses and liabilities based on the estimated costs required to cover our self-insured liability and the estimated costs of potential claims and claim adjustment expenses that are not covered by our insurance policies. These estimated costs are based on an analysis of our historical claims and industry data, and include an estimate of claims incurred but not yet reported ("IBNR").

We engage a third-party actuary that uses our historical claim and expense data, input from our internal legal and risk management groups, as well as industry data, to estimate our liabilities related to unpaid claims, IBNR associated with the risks that we are assuming for our self-insured liability and other required costs to administer current and expected claims. These estimates are subject to uncertainty due to a variety of factors, the most significant being the long period of time between the delivery of a home to a home buyer and when a structural warranty or construction defect claim is made, and the ultimate resolution of the claim. Though state regulations vary, construction defect claims are reported and resolved over a prolonged period of time, which can extend for 10 years or longer. As a result, the majority of the estimated liability relates to IBNR. Adjustments to our liabilities related to homes delivered in prior years are recorded in the period in which a change in our estimate occurs.

The projection of losses related to these liabilities requires actuarial assumptions that are subject to variability due to uncertainties regarding construction defect claims relative to our markets and the types of product we build, insurance industry practices and legal or regulatory actions and/or interpretations, among other factors. Key assumptions used in these estimates include claim frequencies, severity and settlement patterns, which can occur over an extended period of time. In addition, changes in the frequency and severity of reported claims and the estimates to settle claims can impact the trends and assumptions used in the actuarial analysis, which could be material to our consolidated financial statements. Due to the degree of judgment required, and the potential for variability in these underlying assumptions, our actual future costs could differ from those estimated, and the difference could be material to our consolidated financial statements.

We have not made any material changes in our methodology used to establish our self-insurance reserves during the past three fiscal years. Over the past three fiscal years adjustments to our estimates have not been material.

Investments in Unconsolidated Entities

We evaluate our investments in unconsolidated entities for indicators of impairment on a quarterly basis. A series of operating losses of an investee, the inability to recover our invested capital, or other factors may indicate that a loss in value of our investment in the unconsolidated entity has occurred. If a loss exists, we further review to determine if the loss is other than temporary, in which case we write down the investment to its estimated fair value. The amount of impairment recognized is the excess of the investment's carrying amount over its estimated fair value.

The evaluation of our investments in unconsolidated entities for other-than-temporary impairment entails a detailed cash flow analysis using many estimates, including but not limited to: (1) projected future distributions from the unconsolidated entities, (2) discount rates applied to the future distributions and (3) various other factors. For our unconsolidated entities that develop for-sale homes and condominiums these other factors include those that are similar to how we evaluate our inventory for impairment as described above, such as expected sales pace, expected sales price, and costs incurred and anticipated. For our unconsolidated entities that own, develop and manage for-rent residential apartments, these other factors may include rental trends, expected future expenses and cap rates. Our assumptions on the projected future distributions from unconsolidated entities are also dependent on market conditions, sufficiency of financing and capital and competition.

We believe our assumptions on discount rates require significant judgment because the selection of the discount rate may significantly impact the estimated fair value of our investments in unconsolidated entities. A higher discount rate reduces the estimated fair value of our investments in unconsolidated entities, while a lower discount rate increases the estimated fair value of our investments in unconsolidated entities. During the year ended October 31, 2022, we utilized discount rates ranging from 12% to 15% in our valuations. Because of changes in economic conditions, actual results could differ materially from management's assumptions and may require material valuation adjustments to our investments in unconsolidated entities to be recorded in the future.

RESULTS OF OPERATIONS

The following table compares certain items in our Consolidated Statements of Operations and Comprehensive Income and other supplemental information for fiscal 2022 and 2021 ($ amounts in millions, unless otherwise stated). For more information regarding results of operations by operating segment, see "Segments" in this MD&A.

	Years ended October 31,		
	2022	2021	% Change
Revenues:			
Home sales	$ 9,711.2	$ 8,431.7	15 %
Land sales and other	564.4	358.6	
	10,275.6	8,790.4	17 %
Cost of revenues:			
Home sales	7,237.4	6,538.5	11 %
Land sales and other	551.8	309.0	
	7,789.2	6,847.5	14 %
Selling, general and administrative	977.8	922.0	6 %
Income from operations	1,508.6	1,020.9	48 %
Other:			
Income from unconsolidated entities	23.7	74.0	(68)%
Other income - net	171.4	40.6	322 %
Expenses related to early retirement of debt	—	(35.2)	NM
Income before income taxes	1,703.7	1,100.3	55 %
Income tax provision	417.2	266.7	56 %
Net income	$ 1,286.5	$ 833.6	54 %
Supplemental information:			
Home sales cost of revenues as a percentage of home sales revenues	74.5 %	77.5 %	
Land sales and other cost of revenues as a percentage of land sales and other revenues	97.8 %	86.2 %	
SG&A as a percentage of home sales revenues	10.1 %	10.9 %	
Effective tax rate	24.5 %	24.2 %	
Deliveries – units	10,515	9,986	5 %
Deliveries – average sales price (in '000s)	$ 923.6	$ 844.4	9 %
Net contracts signed – value	$ 9,067.4	$11,539.9	(21)%
Net contracts signed – units	8,255	12,472	(34)%
Net contracts signed – average sales price (in '000s)	$ 1,098.4	$ 925.3	19 %

	At October 31,		
	2022	2021	% Change
Backlog – value	$ 8,874.1	$ 9,499.1	(7)%
Backlog – units	8,098	10,302	(21)%
Backlog – average sales price (in '000s)	$ 1,095.8	$ 922.1	19 %

Note: Due to rounding, amounts may not add. "Net contracts signed – value" is net of all cancellations that occurred in the period. It includes the value of each binding agreement of sale that was signed in the period, plus the value of all options that were selected during the period, regardless of when the initial agreements of sale related to such options were signed.

NM - Not Meaningful

A discussion and analysis regarding Results of Operations and Analysis of Financial Condition for the year ended October 31, 2021, as compared to the year ended October 31, 2020, is included in Part II, Item 7, "MD&A" to our Annual Report on Form 10-K for the fiscal year ended October 31, 2021, filed with the SEC on December 17, 2021.

FISCAL 2022 COMPARED TO FISCAL 2021

Home Sales Revenues and Home Sales Cost of Revenues

The increase in home sales revenues in fiscal 2022, as compared to fiscal 2021, was attributable to a 5% increase in the number of homes delivered and a 9% increase in the average price of the homes delivered. The increase in the number of homes delivered in fiscal 2022, as compared to fiscal 2021, is principally due to an increase in the number of homes in backlog at October 31, 2021, as compared to the number of homes in backlog at October 31, 2020, partially offset by lower backlog conversion in fiscal 2022, primarily due to supply chain disruptions, labor shortages, and municipality-related delays. The increase in the average delivered home price was mainly due to our ability to raise prices in the first half of our fiscal year when the housing market was strong, as well as an increase in homes delivered in more expensive product types/geographic regions.

Home sales cost of revenues, as a percentage of homes sales revenues, in fiscal 2022 was 74.5%, as compared to 77.5% in fiscal 2021. The decrease in fiscal 2022 was principally due to a shift in the mix of revenues to higher margin products/areas, sales price increases outpacing cost increases, and lower interest expense as a percentage of home sales revenues. Interest cost in fiscal 2022 was $164.8 million or 1.7% of home sales revenues, as compared to $187.2 million or 2.2% of home sales revenues in fiscal 2021. We recognized inventory impairments and write-offs of $32.7 million or 0.3% of home sales revenues and $26.5 million or 0.3% of home sales revenues in fiscal 2022 and fiscal 2021, respectively.

Land Sales and Other Revenues and Land Sales and Other Cost of Revenues

Our revenues from land sales and other generally consist of the following: (1) land sales to joint ventures in which we retain an interest; (2) lot sales to third-party builders within our master-planned communities; (3) bulk land sales to third parties of land we have decided no longer meets our development criteria; and (4) sales of commercial and retail properties generally located at our City Living buildings. Land sales to joint ventures in which we retain an interest are generally sold at our land basis and therefore little to no gross margin is earned on these sales.

In fiscal 2022, we sold nine land parcels to newly formed Rental Property Joint Ventures in which we have an interest for approximately $322.3 million. Minimal gains were recognized on these land sales to joint ventures. In addition, during fiscal 2022, we recorded an impairment charge of $5.2 million related to office space associated with certain Hoboken, New Jersey condominium projects in connection with a planned sale. During fiscal 2021, we sold a parking garage and retail space associated with certain Hoboken, New Jersey condominium projects for $82.4 million and we recognized gains of $38.3 million. In addition, in fiscal 2021, we sold ten land parcels to newly formed Rental Property Joint Ventures in which we have an interest for $227.8 million. No gains were recognized on these land sales to joint ventures.

Selling, General and Administrative Expenses ("SG&A")

SG&A spending increased by $55.7 million in fiscal 2022, as compared to fiscal 2021. As a percentage of home sales revenues, SG&A was 10.1% and 10.9% in fiscal 2022 and 2021, respectively. The dollar increase in SG&A was primarily due to higher headcount and additional investments in information technology in addition to normal compensation increases, offset by reduced commissions due to lower broker co-op rates. In addition, fiscal 2022 includes a $10.0 million charge for a charitable contribution made to the Toll Brothers Foundation. The decrease in SG&A as a percentage of revenues was due to a 15% increase in revenues and reduced commission rates in fiscal 2022, as compared to fiscal 2021.

Income from Unconsolidated Entities

We recognize our proportionate share of the earnings and losses from the various unconsolidated entities in which we have an investment. Many of our unconsolidated entities are land development projects, high-rise/mid-rise condominium construction projects, or for-rent apartment projects and for-rent single-family home projects, which do not generate revenues and earnings for a number of years during the development of the property. Once development is complete for land development projects and high-rise/mid-rise condominium construction projects, these unconsolidated entities will generally, over a relatively short period of time, generate revenues and earnings until all of the assets of the entity are sold. Further, once for-rent apartments and for-rent single-family home projects are complete and stabilized, we may monetize a portion of these projects through a recapitalization or a sale of all or a portion of our ownership interest in the joint venture, resulting in an income-producing event. Because of the long development periods associated with these entities, the earnings recognized from these entities may vary significantly from quarter to quarter and year to year.

For our Rental Property Joint Ventures specifically, these entities typically generate operating losses until the related property reaches stabilization. For the fiscal years 2022 and 2021, our earnings related to the Rental Property Joint Ventures include approximately $17.5 million and $18.1 million of our share of net operating losses incurred by these joint ventures, respectively, of which approximately $21.7 million and $17.8 million was our share of the depreciation expense recognized by these joint ventures, respectively.

The decrease in income from unconsolidated entities from $74.0 million in fiscal 2021 to $23.7 million in fiscal 2022, was due mainly to a $74.8 million of gains related to property sales by five of our Rental Property Joint Ventures and a $6.0 million gain related to an asset sale of commercial property by one of our Land Development Joint Ventures in the fiscal 2021 period. In the fiscal 2022 period we recognized a $21.0 million gain related to a property sale by one of our Rental Property Joint Ventures, higher income by a joint venture that owns a hotel and increased earnings from our Land Development Joint Ventures due to lot sales. In addition, during the fiscal 2022 period, we recognized other-than-temporary impairment charges on our investments in certain Home Building and Rental Property Joint Ventures of $8.0 million compared to $2.1 million in the fiscal 2021 period.

Other Income - Net

The table below provides the components of "Other Income – net" for the years ended October 31, 2022 and 2021 (amounts in thousands):

	2022	2021
Income from ancillary businesses	$ 24,668	$ 36,711
Management fee income from Land Development and Home Building Joint Ventures – net	7,968	1,646
Gain on litigation settlement – net	141,234	—
Other	(2,493)	2,257
Total other income – net	$ 171,377	$ 40,614

The decrease in income from ancillary businesses in fiscal 2022, as compared to fiscal 2021, was principally due to lower earnings from our mortgage operations due to lower volume and increased competition, as well as higher operating losses incurred in our apartment living operations. This decrease was partially offset by a gain of $9.0 million related to the bulk sale of security monitoring accounts by our smart home technologies business in fiscal 2022.

In addition, in fiscal 2022 and 2021, our apartment living operations earned fees from unconsolidated entities of $23.2 million and $20.2 million, respectively. Fees earned by our apartment living operations are included in income from ancillary businesses.

Management fee income from Home Building and Land Development Joint Ventures - net includes fees earned by our City Living and home building operations. The increase in fiscal 2022, as compared to fiscal 2021, was primarily related to an increase in Joint Ventures to which we provide services.

In fiscal 2022, we entered into a $192.5 million settlement agreement with Southern California Gas Company to resolve our claims associated with a natural gas leak that occurred from October 2015 through February 2016 at the Aliso Canyon underground storage facility located near certain of our communities in southern California. As a result, net of legal fees and expenses, we recorded a pre-tax gain of $148.4 million, of which $141.2 million was recorded in Other Income - net in our Consolidated Statements of Operations and Comprehensive Income in fiscal 2022. The remainder was recorded as an offset to previously incurred expenses. No similar gains were incurred in fiscal 2021.

Expenses Related to Early Retirement of Debt

In fiscal 2021, we redeemed, prior to maturity, all $250.0 million aggregate principal amount of our then-outstanding 5.625% Senior Notes due 2024. In connection with this redemption, we incurred a pre-tax charge of $34.2 million, inclusive of the write-off of unamortized deferred financing costs, which is recorded in our Consolidated Statement of Operations and Comprehensive Income. No similar charges were incurred in fiscal 2022.

Income Before Income Taxes

In fiscal 2022, we reported income before income taxes of $1.70 billion or 16.6% of revenues, as compared to $1.10 billion, or 12.5% of revenues in fiscal 2021.

Income Tax Provision

We recognized a $417.2 million income tax provision in fiscal 2022. Based upon the federal statutory rate of 21.0% for fiscal 2022, our federal tax provision would have been $357.8 million. The difference between the tax provision recognized and the tax provision based on the federal statutory rate was mainly due to the provision for state income taxes of $75.5 million and $4.4 million of other permanent differences, offset, in part, by a $22.2 million benefit of federal energy efficient home credits; a benefit of $3.0 million from excess tax benefits related to stock-based compensation; and the reversal of $1.7 million of previously accrued tax provisions on uncertain tax positions that were no longer necessary due to the expiration of the statute of limitations.

We recognized a $266.7 million income tax provision in fiscal 2021. Based upon the federal statutory rate of 21.0% for fiscal 2021, our federal tax provision would have been $231.1 million. The difference between the tax provision recognized and the tax provision based on the federal statutory rate was mainly due to the provision for state income taxes of $50.2 million and $8.4 million of other permanent differences, offset, in part, by a $24.3 million benefit of federal energy efficient home credits; a benefit of $4.7 million from excess tax benefits related to stock-based compensation; and the reversal of $1.0 million of previously accrued tax provisions on uncertain tax positions that were no longer necessary due to the expiration of the statute of limitations.

CAPITAL RESOURCES AND LIQUIDITY

Funding for our business has been, and continues to be, provided principally by cash flow from operating activities before inventory additions, unsecured bank borrowings, and the public debt markets.

Our cash flows from operations generally provide us with a significant source of liquidity. Our cash flows provided by operating activities, supplemented with our short-term borrowings and long-term debt, have been sufficient to fund our operations while allowing us to invest in activities that support the long-term growth of our operations. Our primary uses of cash include inventory additions in the form of land acquisitions and deposits to obtain control of land, land development, working capital to fund day to day operations, and investments in existing and future unconsolidated joint ventures. We may also use cash to fund capital expenditures such as investments in our information technology systems. From time to time we use some or all of the remaining available cash flow to repay debt, and to fund share repurchases and dividends on our common stock. We believe our sources of cash and liquidity will continue to be adequate to fund operations, finance our strategic operating initiatives, repay debt, fund our share repurchases and pay dividends for the foreseeable future.

At October 31, 2022, we had $1.35 billion of cash and cash equivalents on hand and approximately $1.79 billion available for borrowing under our Revolving Credit Facility.

Short-term Liquidity and Capital Resources

For at least the next twelve months, we expect our principal demand for funds will be for inventory additions in the form of land acquisition, deposits to control land and land development, operating expenses, including our general and administrative expenses, investments and funding of capital improvements, investments in existing and future unconsolidated joint ventures, debt repayment (including the $400.0 million principal payment on our 4.375% Senior Notes due April 15, 2023), common stock repurchases, and dividend payments. Demand for funds include interest and principal payments on current and future debt financing. We expect to meet our short-term liquidity requirements primarily through our cash and cash equivalents on hand and net cash flows provided by operations. Additional sources of funds include distributions from our unconsolidated joint ventures, borrowing capacity under our revolving credit facility and our mortgage company loan facility, and borrowings from banks and other lenders. In addition, we received net cash proceeds of approximately $148 million in the fourth quarter of fiscal 2022 related to a litigation settlement.

We believe we will have sufficient liquidity available to fund our business needs, commitments and contractual obligations in a timely manner for the next twelve months. We may, however, seek additional financing to fund future growth, refinance our existing indebtedness, or for other purposes. There can be no assurance that such financing will be available on favorable terms, or at all.

Long-term Liquidity and Capital Resources

Beyond the next twelve months, we expect that our principal demand for funds will be for payment of the principal on our long-term debt as it becomes due or matures, land purchases and inventory additions, long-term capital investments and investments in unconsolidated joint ventures, common stock repurchases, and dividend payments.

Over the longer term, to the extent the sources of capital described above are insufficient to meet our needs, we may also conduct additional public offerings of our securities, refinance debt or dispose of certain assets to fund our operating activities, debt service, dividends and common stock repurchases. We expect these resources will be adequate to fund our ongoing operating activities as well as providing capital for investment in future land purchases and related development activities and future joint ventures.

Material Cash Requirements

We are a party to many contractual obligations and commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the Consolidated Balance Sheet as of October 31, 2022, while others are considered future commitments. Our contractual obligations primarily consist of long-term debt and related interest payments, payments due on our Mortgage Company Loan Facility, purchase obligations related to expected acquisition of land under purchase agreements and land development agreements (many of which are secured by letters of credit or surety bonds), operating leases, and obligations under our deferred compensation plan, supplemental executive retirement plans, and 401(k) savings plans. We also enter into certain short-term lease commitments, commitments to fund our existing or future unconsolidated joint ventures, letters of credit and other purchase obligations in the normal course of business. For more information regarding our primary obligations, refer to Note 6, "Loans Payable, Senior Notes, and Mortgage Company Loan Facility," and Note 15, "Commitments and Contingencies," to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for amounts outstanding as of October 31, 2022, related to debt and commitments and contingencies, respectively.

We also operate through a number of joint ventures and have undertaken various commitments as a result of those arrangements. At October 31, 2022, we had investments in these entities of $852.3 million, and were committed to invest or advance up to an additional $304.3 million to these entities if they require additional funding. We expect to purchase approximately 6,700 home sites over a number of years from several of these joint ventures. The purchase price of these home sites will be determined at a future date.

The unconsolidated joint ventures in which we have investments generally finance their activities with a combination of partner equity and debt financing. In some instances, we and our joint venture partner have guaranteed debt of unconsolidated entities. These guarantees may include any or all of the following: (i) project completion guarantees, including any cost overruns; (ii) repayment guarantees, generally covering a percentage of the outstanding loan; (iii) carry cost guarantees, which cover costs such as interest, real estate taxes, and insurance; (iv) an environmental indemnity provided to the lender that holds the lender harmless from and against losses arising from the discharge of hazardous materials from the property and non-compliance with applicable environmental laws; and (v) indemnification of the lender from "bad boy acts" of the unconsolidated entity.

In situations where we have joint and several guarantees with our joint venture partner, we generally seek to implement a reimbursement agreement with our partner that provides that neither party is responsible for more than its proportionate share or agreed-upon share of the guarantee; however, we are not always successful. In addition, if the joint venture partner does not have adequate financial resources to meet its obligations under such a reimbursement agreement, we may be liable for more than our proportionate share. We believe that as of October 31, 2022, in the event we had become legally obligated to perform under a guarantee of the obligation of an unconsolidated entity due to a triggering event, the collateral would have been sufficient to repay all or a significant portion of the obligation. If it were not, we and our partners would have needed to contribute additional capital to the entity. At October 31, 2022, we had guaranteed the debt of certain unconsolidated entities with loan commitments aggregating $2.86 billion, of which, if the full amount of the debt obligations were borrowed, we estimate $597.8 million to be our maximum exposure related to repayment and carry cost guarantees. At October 31, 2022, the unconsolidated entities had borrowed an aggregate of $1.11 billion, of which we estimate $390.5 million to be our maximum exposure related to repayment and carry cost guarantees. These maximum exposure estimates do not take into account any estimates related to the environmental or "bad boy acts" indemnifications provided to the lenders or recoveries from the underlying collateral or any reimbursement from our partners.

For more information regarding these joint ventures, see Note 4, "Investments in Unconsolidated Entities" in the Notes to Consolidated Financial Statements in Item 15(a)1 of this Form 10-K.

Debt Service Requirements

Our financing strategy is to ensure liquidity and access to capital markets, to maintain a balanced profile of debt maturities, and to manage our exposure to floating interest rate volatility.

Outside of the normal course of operations, one of our principal liquidity needs is the payment of principal and interest on outstanding indebtedness. We are required by the terms of certain loan documents to meet certain covenants, such as financial ratios and reporting requirements. As of October 31, 2022, we were in compliance with all such covenants and requirements on our term loan, credit facility and other loans payable. Refer to Note 6, "Loans Payable, Senior Notes, and Mortgage Company Loan Facility" in the Notes to the Consolidated Financial Statements in Item 15(a)1 of this Form 10-K for additional information.

Operating Activities

Cash provided by operating activities during fiscal 2022 was $986.8 million. Cash provided by operating activities was generated primarily from $1.29 billion of net income plus $21.1 million of stock-based compensation, $76.8 million of depreciation and amortization, $32.7 million of inventory impairments and write-offs, less $23.7 million of income from unconsolidated entities; an increase of $152.5 million in accounts payable and accrued expenses; an increase of $160.5 million in current income taxes, net; and an increase of $50.7 million in sale of mortgage loans, net of originations. This activity was offset, in part, by an increase of $618.8 million in inventory; a net deferred tax benefit of $96.7 million; and a decrease of $95.0 million in receivables, prepaid assets, and other assets.

Cash provided by operating activities during fiscal 2021 was $1.30 billion. Cash provided by operating activities was generated primarily from $833.6 million of net income plus $23.2 million of stock-based compensation, $76.3 million of depreciation and amortization, $26.5 million of inventory impairments and write-offs, a net deferred tax benefit of $11.8 million, less $74.0 million of income from unconsolidated entities; an increase of $214.8 million in accounts payable and accrued expenses; an increase of $165.6 million in net customer deposits; and a decrease of $135.8 million in receivables, prepaid assets, and other assets. This activity was offset, in part, by an increase of $196.2 million in inventory; an increase of $18.6 million in mortgage loans held for sale; and a $38.7 million gain from the sale of assets.

Investing Activities

Cash used in investing activities during fiscal 2022 was $153.2 million, primarily related to $226.7 million used to fund our investments in unconsolidated entities and $71.7 million for the purchase of property and equipment. This activity was offset, in part, by $116.8 million of cash received as returns from our investments in unconsolidated entities and $28.3 million of cash proceeds from the sale of assets.

Cash used in investing activities during fiscal 2021 was $4.2 million, primarily related to $221.9 million used to fund investments in unconsolidated entities and $66.9 million for the purchase of property and equipment. This activity was offset, in part, by $203.5 million of cash received as returns on our investments in unconsolidated entities and proceeds of $80.4 million of cash received from sales of certain commercial properties.

Financing Activities

We used $1.12 billion of cash from financing activities in fiscal 2022, primarily for the redemption of $409.9 million of senior notes; the repurchase of $542.7 million of our common stock; payments of $51.6 million of loans payable, net of new borrowings; the payment of dividends on our common stock of $88.9 million and payments related to noncontrolling interest - net of $25.8 million.

We used $1.01 billion of cash from financing activities in fiscal 2021, primarily for the repurchase of $378.3 million of our common stock; repayments of $267.0 million of other loans payable, net of new borrowings; $294.2 million of redemption of senior notes, and payment of $76.6 million of dividends on our common stock, offset, in part, by the proceeds of $10.5 million from our stock-based benefit plans.

INFLATION

The long-term impact of inflation on us is manifested in increased costs for land, land development, construction, and overhead. We generally enter into contracts to acquire land a significant period of time before development and sales efforts begin. Accordingly, to the extent land acquisition costs are fixed, subsequent increases or decreases in the sales prices of homes will affect our profits. Because the sales price of each of our homes is fixed at the time a buyer enters into a contract to purchase a home and because we generally contract to sell our homes before we begin construction, any inflation of costs in excess of those anticipated may result in lower gross margins. We generally attempt to minimize that effect by entering into fixed-price contracts with our subcontractors and material suppliers for specified periods of time, which generally do not exceed one year.

In general, housing demand is adversely affected by increases in interest rates and housing costs. For example, since the end of the second quarter of fiscal 2022, overall demand for new homes has significantly weakened, which we primarily attribute to the high inflationary period and steep mortgage rate increases during 2022. Additionally, interest rates, the length of time that land remains in inventory, and the proportion of inventory that is financed affect our interest costs. If we are unable to raise sales prices enough to compensate for higher costs, or if mortgage rates increase significantly, affecting prospective buyers' ability to adequately finance home purchases, our home sales revenues, gross margins, and net income could be adversely affected. Increases in sales prices, whether the result of inflation or demand, may affect the ability of prospective buyers to afford new homes.

SUPPLEMENTAL GUARANTOR INFORMATION

At October 31, 2022, our 100%-owned subsidiary, Toll Brothers Finance Corp. (the "Subsidiary Issuer"), had issued and outstanding $2.00 billion aggregate principal amount of senior notes maturing on various dates between April 15, 2023 and November 1, 2029 (the "Senior Notes"). For further information regarding the Senior Notes, see Note 6 to our Consolidated Financial Statements under the caption "Senior Notes."

The obligations of the Subsidiary Issuer to pay principal, premiums, if any, and interest are guaranteed jointly and severally on a senior basis by us and substantially all of our 100%-owned home building subsidiaries (the "Guarantor Subsidiaries" and, together with us, the "Guarantors"). The guarantees are full and unconditional, and the Subsidiary Issuer and each of the Guarantor Subsidiaries are consolidated subsidiaries of Toll Brothers, Inc. Our non-home building subsidiaries and several of our home building subsidiaries (together, the "Non-Guarantor Subsidiaries") do not guarantee the Senior Notes. The Subsidiary

Issuer generates no operating revenues and does not have any independent operations other than the financing of our other subsidiaries by lending the proceeds of its public debt offerings, including the Senior Notes. Our home building operations are conducted almost entirely through the Guarantor Subsidiaries. Accordingly, the Subsidiary Issuer's cash flow and ability to service the Senior Notes is dependent upon the earnings of the Company's subsidiaries and the distribution of those earnings to the Subsidiary Issuer, whether by dividends, loans or otherwise. Holders of the Senior Notes have a direct claim only against the Subsidiary Issuer and the Guarantors. The obligations of the Guarantors under their guarantees will be limited as necessary to recognize certain defenses generally available to guarantors (including those that relate to fraudulent conveyance or transfer, voidable preference or similar laws affecting the rights of creditors generally) under applicable law.

The indentures under which the Senior Notes were issued provide that any of our subsidiaries that provide a guarantee of our obligations under the Revolving Credit Facility will guarantee the Senior Notes. The indentures further provide that any Guarantor Subsidiary may be released from its guarantee so long as (i) no default or event of default exists or would result from release of such guarantee; (ii) the Guarantor Subsidiary being released has consolidated net worth of less than 5% of the Company's consolidated net worth as of the end of our most recent fiscal quarter; (iii) the Guarantor Subsidiaries released from their guarantees in any fiscal year comprise in the aggregate less than 10% (or 15% if and to the extent necessary to permit the cure of a default) of our consolidated net worth as of the end of our most recent fiscal quarter; (iv) such release would not have a material adverse effect on ours and our subsidiaries' home building business; and (v) the Guarantor Subsidiary is released from its guaranty under the Revolving Credit Facility. If there are no guarantors under the Revolving Credit Facility, all Guarantor Subsidiaries under the indentures will be released from their guarantees.

The following summarized financial information is presented for Toll Brothers, Inc., the Subsidiary Issuer, and the Guarantor Subsidiaries on a combined basis after intercompany transactions and balances have been eliminated among Toll Brothers, Inc., the Subsidiary Issuer and the Guarantor Subsidiaries, as well as their investment in, and equity in earnings from the Non-Guarantor Subsidiaries.

Summarized Balance Sheet Data (amounts in millions)

	October 31, 2022
Assets	
Cash	$ 1,192.2
Inventory	$ 8,564.3
Amount due from Non-Guarantor Subsidiaries	$ 682.9
Total assets	$ 11,156.5
Liabilities & Stockholders' Equity	
Loans payable	$ 1,135.6
Senior notes	$ 1,995.3
Total liabilities	$ 5,591.0
Stockholders' equity	$ 5,565.5

Summarized Statement of Operations Data (amounts in millions)

	For the year ended October 31, 2022
Revenues	$ 9,812.2
Cost of revenues	$ 7,385.5
Selling, general and administrative	$ 970.9
Income before income taxes	$ 1,588.3
Net income	$ 1,199.4

SEGMENTS

We operate in five geographic segments, with current operations generally located in the states listed below:

Eastern Region:

- The **North** region: Connecticut, Delaware, Illinois, Massachusetts, Michigan, New Jersey, New York and Pennsylvania;
- The **Mid-Atlantic** region: Georgia, Maryland, North Carolina, Tennessee and Virginia;
- The **South** region: Florida, South Carolina and Texas;

Western Region:

- The **Mountain** region: Arizona, Colorado, Idaho, Nevada and Utah; and
- The **Pacific** region: California, Oregon and Washington.

Our geographic reporting segments are consistent with how our chief operating decision makers are assessing operating performance and allocating capital. At October 31, 2022, we concluded that our City Living operations were no longer a reportable operating segment, primarily due to its insignificance as a result of the change in structure and shift in strategy for its operations. Therefore, we have five operating segments as reflected above. Amounts reported in prior periods have been restated to conform to the fiscal 2022 presentation. The realignment did not have any impact on our consolidated financial position, results of operations, earnings per share or cash flows for the periods presented.

The following tables summarize information related to revenues, net contracts signed, and income (loss) before income taxes by segment for fiscal years 2022, 2021 and 2020. Information related to backlog and assets by segment at October 31, 2022, 2021, and 2020, has also been provided.

Units Delivered and Revenues:

	Fiscal 2022 Compared to Fiscal 2021								
	Revenues ($ in millions)			Units Delivered			Average Delivered Price ($ in thousands)		
	2022	2021 (restated)	% Change	2022	2021 (restated)	% Change	2022	2021 (restated)	% Change
North	$ 1,853.7	$2,011.9	(8)%	2,163	2,503	(14)%	$ 857.0	$ 803.8	7 %
Mid-Atlantic	1,149.0	1,076.9	7 %	1,222	1,402	(13)%	$ 940.3	$ 768.1	22 %
South	1,519.6	1,183.3	28 %	2,033	1,783	14 %	$ 747.5	$ 663.7	13 %
Mountain	2,747.8	2,003.0	37 %	3,366	2,732	23 %	$ 816.3	$ 733.2	11 %
Pacific	2,442.0	2,156.1	13 %	1,731	1,566	11 %	$1,410.7	$1,376.8	2 %
Total home building	9,712.1	8,431.2	15 %	10,515	9,986	5 %	$ 923.6	$ 844.4	9 %
Other	(0.9)	0.5							
Total home sales revenue	9,711.2	$8,431.7	15 %	10,515	9,986	5 %	$ 923.6	$ 844.4	9 %
Land sales and other revenue	564.4	358.6							
Total revenue	$ 10,275.6	$8,790.3							

Units Delivered and Revenues (continued):

	Revenues ($ in millions)			Units Delivered			Average Delivered Price ($ in thousands)		
				Fiscal 2021 Compared to Fiscal 2020					
	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
North	$ 2,011.9	$1,480.2	36 %	2,503	2,103	19 %	$ 803.8	$ 703.9	14 %
Mid-Atlantic	1,076.9	851.1	27 %	1,402	1,274	10 %	$ 768.1	$ 668.1	15 %
South	1,183.3	1,041.2	14 %	1,783	1,566	14 %	$ 663.7	$ 664.9	— %
Mountain	2,003.0	1,535.8	30 %	2,732	2,219	23 %	$ 733.2	$ 692.1	6 %
Pacific	2,156.1	2,029.9	6 %	1,566	1,334	17 %	$1,376.8	$1,521.7	(10)%
Total home building	8,431.2	6,938.2	22 %	9,986	8,496	18 %	$ 844.4	$ 816.5	3 %
Other	0.5	(0.8)							
Total home sales revenue	8,431.7	$6,937.4	22 %	9,986	8,496	18 %	$ 844.4	$ 816.5	3 %
Land sales and other revenue	358.6	140.3							
Total revenue	$ 8,790.3	$7,077.7							

Net Contracts Signed:

	Net Contract Value ($ in millions)			Net Contracted Units			Average Contracted Price ($ in thousands)		
				Fiscal 2022 Compared to Fiscal 2021					
	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change
		(restated)			(restated)			(restated)	
North	$ 1,534.7	$ 1,996.4	(23)%	1,596	2,245	(29)%	$ 961.6	$ 889.3	8 %
Mid-Atlantic	1,105.4	1,310.7	(16)%	1,012	1,465	(31)%	$1,092.3	$ 894.7	22 %
South	1,838.3	2,109.6	(13)%	1,981	2,765	(28)%	$ 928.0	$ 763.0	22 %
Mountain	2,319.7	3,341.5	(31)%	2,292	4,031	(43)%	$1,012.1	$ 828.9	22 %
Pacific	2,269.3	2,781.7	(18)%	1,374	1,966	(30)%	$1,651.6	$1,414.9	17 %
Total consolidated	$ 9,067.4	$ 11,539.9	(21)%	8,255	12,472	(34)%	$1,098.4	$ 925.3	19 %

	Net Contract Value ($ in millions)			Net Contracted Units			Average Contracted Price ($ in thousands)		
				Fiscal 2021 Compared to Fiscal 2020					
	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
North	$ 1,996.4	$ 1,659.4	20 %	2,245	2,245	— %	$ 889.3	$ 739.2	20 %
Mid-Atlantic	1,310.7	1,077.8	22 %	1,465	1,475	(1)%	$ 894.7	$ 730.7	22 %
South	2,109.6	1,320.1	60 %	2,765	2,006	38 %	$ 763.0	$ 658.1	16 %
Mountain	3,341.5	2,008.2	66 %	4,031	2,802	44 %	$ 828.9	$ 716.7	16 %
Pacific	2,781.7	1,929.6	44 %	1,966	1,404	40 %	$1,414.9	$1,374.4	3 %
Total consolidated	$ 11,539.9	$ 7,995.1	44 %	12,472	9,932	26 %	$ 925.3	$ 805.0	15 %

Backlog at October 31:

<center>October 31, 2022 Compared to October 31, 2021</center>

	Backlog Value ($ in millions)			Backlog Units			Average Backlog Price ($ in thousands)		
	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change
		(restated)			(restated)			(restated)	
North	$1,119.5	$1,494.2	(25)%	1,122	1,737	(35)%	$ 997.8	$ 860.2	16 %
Mid-Atlantic	960.5	1,004.5	(4)%	842	1,053	(20)%	$1,140.7	$ 954.0	20 %
South	2,352.5	1,965.2	20 %	2,523	2,470	2 %	$ 932.4	$ 795.6	17 %
Mountain	2,597.3	3,021.9	(14)%	2,524	3,598	(30)%	$1,029.0	$ 839.9	23 %
Pacific	1,844.3	2,013.3	(8)%	1,087	1,444	(25)%	$1,696.7	$1,394.3	22 %
Total consolidated	$8,874.1	$9,499.1	(7)%	8,098	10,302	(21)%	$1,095.8	$ 922.1	19 %

<center>October 31, 2021 Compared to October 31, 2020</center>

	Backlog Value ($ in millions)			Backlog Units			Average Backlog Price ($ in thousands)		
	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
North	$1,494.2	$1,508.0	(1)%	1,737	1,995	(13)%	$ 860.2	$ 755.9	14 %
Mid-Atlantic	1,004.5	770.4	30 %	1,053	990	6 %	$ 954.0	$ 778.2	23 %
South	1,965.2	1,038.4	89 %	2,470	1,488	66 %	$ 795.6	$ 697.9	14 %
Mountain	3,021.9	1,670.7	81 %	3,598	2,274	58 %	$ 839.9	$ 734.7	14 %
Pacific	2,013.3	1,387.1	45 %	1,444	1,044	38 %	$1,394.3	$1,328.6	5 %
Total consolidated	$9,499.1	$6,374.6	49 %	10,302	7,791	32 %	$ 922.1	$ 818.2	13 %

Income (Loss) Before Income Taxes ($ amounts in millions):

	2022	2021	% Change 2022 vs 2021	2020	% Change 2021 vs 2020
		(restated)		(restated)	(restated)
North	$ 280.8	$ 313.7	(10)%	$ 87.5	259 %
Mid-Atlantic	189.5	128.5	47 %	52.0	147 %
South	249.7	153.8	62 %	108.4	42 %
Mountain	509.5	276.3	84 %	167.6	65 %
Pacific	572.8	382.9	50 %	351.5	9 %
Total home building	1,802.3	1,255.2	44 %	767.0	64 %
Corporate and other	(98.6)	(154.9)	36 %	(180.1)	14 %
Total consolidated	$ 1,703.7	$ 1,100.3	55 %	$ 586.9	87 %

"Corporate and other" is comprised principally of general corporate expenses such as our executive offices; the corporate finance, accounting, audit, tax, human resources, risk management, information technology, marketing, and legal groups; interest income; income from certain of our ancillary businesses, including our apartment rental development business; and income from our Rental Property Joint Ventures and Gibraltar Joint Ventures.

Total Assets ($ amounts in millions):

	At October 31,		
	2022		**2021**
			(restated)
North	$	1,465.0	$ 1,624.4
Mid-Atlantic		1,049.0	995.9
South		2,137.6	1,421.6
Mountain		2,785.6	2,397.5
Pacific		2,174.1	2,221.8
Total home building		9,611.3	8,661.2
Corporate and other		2,677.4	2,876.7
Total consolidated	$	12,288.7	$ 11,537.9

"Corporate and other" is comprised principally of cash and cash equivalents, restricted cash, deferred tax assets, properties held for rental apartments, investments in our Rental Property Joint Ventures, expected recoveries from insurance carriers and suppliers, our Gibraltar investments and operations, manufacturing facilities, and our mortgage and title subsidiaries.

FISCAL 2022 COMPARED TO FISCAL 2021 (Restated)

North

	Year ended October 31,		
	2022	**2021**	**% Change**
Units Delivered and Home Sales Revenues:			
Home sales revenues ($ in millions)	$ 1,853.7	$ 2,011.9	(8)%
Units delivered	2,163	2,503	(14)%
Average delivered price ($ in thousands)	$ 857.0	$ 803.8	7 %
Net Contracts Signed:			
Net contract value ($ in millions)	$ 1,534.7	$ 1,996.4	(23)%
Net contracted units	1,596	2,245	(29)%
Average contracted price ($ in thousands)	$ 961.6	$ 889.3	8 %
Home sales cost of revenues as a percentage of home sales revenues	77.6 %	78.8 %	
Income before income taxes ($ in millions)	$ 280.8	$ 313.7	(10)%
Number of selling communities at October 31,	53	66	(20)%

The decrease in the number of homes delivered in fiscal 2022 was mainly due to a decrease in the number of homes in backlog at October 31, 2021, as compared to the number of homes in backlog at October 31, 2020. The increase in the average price of homes delivered in fiscal 2022 was principally due to sales price increases.

The decrease in the number of net contracts signed in fiscal 2022, as compared to fiscal 2021, was principally due to a decrease in the average number of selling communities, as well as a weakening in demand in the second half of fiscal 2022. The increase in the average value of each contract signed in fiscal 2022, as compared to fiscal 2021, was mainly due to shifts in the number of contracts signed to more expensive areas and/or products and price increases.

The decrease in income before income taxes in fiscal 2022 was principally attributable to lower earnings from decreased revenues, offset by lower home sales cost of revenues, as a percentage of home sales revenues. The decrease in home sales cost of revenues, as a percentage of home sales revenues in fiscal 2022 was primarily due to a shift in product mix/areas to higher-margin areas and sales price increases. Furthermore, fiscal 2021 benefited from gains of $38.3 million recognized from the sales of a parking garage and retail space associated with one of our Hoboken, New Jersey condominium projects, offset by $2.1 million of other-than-temporary impairment charges that we recognized on two of our Home Building Joint Ventures.

Inventory impairment charges were $11.9 million in fiscal 2022, as compared to $12.2 million in fiscal 2021. During the fourth quarter of fiscal 2022, we decided to sell a land parcel in Philadelphia, Pennsylvania that formerly was included in our City

Living segment. In connection with this planned sale, we recognized an impairment charge of $10.3 million. During the fourth quarter of fiscal 2021, we decided to sell the remaining lots in two communities, one in Connecticut and one in Illinois, in bulk sales. As a result, we recognized an impairment charge of $8.7 million in the fourth quarter of fiscal 2021.

Mid-Atlantic

	Year ended October 31,		
	2022	2021	% Change
Units Delivered and Home Sales Revenues:			
Home sales revenues ($ in millions)	$ 1,149.0	$ 1,076.9	7 %
Units delivered	1,222	1,402	(13)%
Average delivered price ($ in thousands)	$ 940.3	$ 768.1	22 %
Net Contracts Signed:			
Net contract value ($ in millions)	$ 1,105.4	$ 1,310.7	(16)%
Net contracted units	1,012	1,465	(31)%
Average contracted price ($ in thousands)	$ 1,092.3	$ 894.7	22 %
Home sales cost of revenues as a percentage of home sales revenues	76.1 %	80.0 %	
Income before income taxes ($ in millions)	$ 189.5	$ 128.5	47 %
Number of selling communities at October 31,	40	38	5 %

The decrease in the number of homes delivered in fiscal 2022, as compared to fiscal 2021, was mainly due to lower backlog conversion in fiscal 2022, partially offset by an increase in the number of homes in backlog at October 31, 2021, as compared to the number of homes in backlog at October 31, 2020. The increase in the average delivered price in fiscal 2022 was primarily due a shift in the number of homes delivered to more expensive areas and/or products, as well as sales price increases.

The decrease in the number of net contracts signed in fiscal 2022, as compared to fiscal 2021, was principally due to a weakening in demand in the second half of fiscal 2022. The increase in the average value of each contract signed in fiscal 2022 was primarily due to shifts in the number of contracts signed to more expensive areas and/or products, as well as sales price increases in fiscal 2022.

The increase in income before income taxes in fiscal 2022, as compared to fiscal 2021, was mainly due to higher earnings from increased revenues, coupled with lower home sales costs of revenues, as a percentage of home sale revenues. The decrease in home sales costs of revenues, as a percentage of home sale revenues, in fiscal 2022 was primarily due to a shift in product mix/ areas to higher-margin areas, lower interest costs as a percentage of home sales revenue and reduced inventory impairment charges. Included in fiscal 2021 income before income taxes was a $6.0 million gain recognized from an asset sale of a commercial property by one of our Land Development Joint Ventures.

Inventory impairment charges were $3.4 million and $12.0 million in fiscal 2022 and 2021, respectively. In the third quarter of fiscal 2021, we decided to sell the remaining lots in one community located in Maryland in a bulk sale. As a result, we wrote down the carrying value of inventory in this community to its estimated fair value. This resulted in an impairment charge of $10.1 million in fiscal 2021.

South

	Year ended October 31,		
	2022	**2021**	**% Change**
Units Delivered and Home Sales Revenues:			
Home sales revenues ($ in millions)	$ 1,519.6	$ 1,183.3	28 %
Units delivered	2,033	1,783	14 %
Average delivered price ($ in thousands)	$ 747.5	$ 663.7	13 %
Net Contracts Signed:			
Net contract value ($ in millions)	$ 1,838.3	$ 2,109.6	(13)%
Net contracted units	1,981	2,765	(28)%
Average contracted price ($ in thousands)	$ 928.0	$ 763.0	22 %
Home sales cost of revenues as a percentage of home sales revenues	75.6 %	76.7 %	
Income before income taxes ($ in millions)	$ 249.7	$ 153.8	62 %
Number of selling communities at October 31,	99	84	18 %

The increase in the number of homes delivered in fiscal 2022, as compared to fiscal 2021, was mainly due to an increase in the number of homes in backlog at October 31, 2021, as compared to the number of homes in backlog at October 31, 2020, partially offset by lower backlog conversion in fiscal 2022. The increase in the average delivered price in fiscal 2022 was primarily due to a shift in the number of homes delivered to more expensive areas and/or products, as well as sales price increases.

The decrease in the number of net contracts signed in fiscal 2022, as compared to fiscal 2021, was principally due to a weakening in demand during the second half of fiscal 2022. The increase in the average value of each contract signed in the fiscal 2022 period was primarily due to sales price increases in fiscal 2022 and a shift in the number of contracts signed to more expensive areas and/or products.

The increase in income before income taxes in fiscal 2022, as compared to fiscal 2021, was principally due to higher earnings from increased home sales revenues and lower home sales costs of revenues, as a percentage of home sales revenues, offset, in part, by higher SG&A costs resulting from increased sales volume. The decrease in home sales cost of revenues, as a percentage of home sales revenues, was mainly due to a shift in product mix/areas to higher-margin areas, lower interest costs as a percentage of home sales revenue, offset by higher inventory impairment changes in fiscal 2022. Inventory impairment charges were $3.4 million and $0.7 million in fiscal 2022 and 2021, respectively.

Mountain

	Year ended October 31,		
	2022	2021	% Change
Units Delivered and Home Sales Revenues:			
Home sales revenues ($ in millions)	$ 2,747.8	$ 2,003.0	37 %
Units delivered	3,366	2,732	23 %
Average delivered price ($ in thousands)	$ 816.3	$ 733.2	11 %
Net Contracts Signed:			
Net contract value ($ in millions)	$ 2,319.7	$ 3,341.5	(31)%
Net contracted units	2,292	4,031	(43)%
Average contracted price ($ in thousands)	$ 1,012.1	$ 828.9	22 %
Home sales cost of revenues as a percentage of home sales revenues	74.6 %	77.2 %	
Income before income taxes ($ in millions)	$ 509.5	$ 276.3	84 %
Number of selling communities at October 31,	113	105	8 %

The increase in the number of homes delivered in fiscal 2022, as compared to fiscal 2021, was mainly due to an increase in the number of homes in backlog at October 31, 2021, as compared to the number of homes in backlog at October 31, 2020, partially offset by lower backlog conversion in fiscal 2022. The increase in the average price of homes delivered in fiscal 2022 was primarily due to a shift in the number of homes delivered to more expensive areas and/or products and sales price increases.

The decrease in the number of net contracts signed in fiscal 2022, as compared to fiscal 2021, was principally due to a weakening in demand during the second half of fiscal 2022. The decrease in the average value of each contract signed in fiscal 2022 was mainly due to shifts in the number of contracts signed to less expensive areas and/or products.

The increase in income before income taxes in fiscal 2022, as compared to fiscal 2021, was mainly due to higher earnings from increased revenues coupled with lower home sales cost of revenues, as a percentage of home sales revenues, offset in part by higher SG&A resulting from increased volume. The decrease in home sales cost of revenues, as a percentage of home sales revenues, was primarily due to a shift in product mix/areas to higher-margin areas.

Pacific

	Year ended October 31,		
	2022	2021	% Change
Units Delivered and Home Sales Revenues:			
Home sales revenues ($ in millions)	$ 2,442.0	$ 2,156.1	13 %
Units delivered	1,731	1,566	11 %
Average delivered price ($ in thousands)	$ 1,410.7	$ 1,376.8	2 %
Net Contracts Signed:			
Net contract value ($ in millions)	$ 2,269.3	$ 2,781.7	(18)%
Net contracted units	1,374	1,966	(30)%
Average contracted price ($ in thousands)	$ 1,651.6	$ 1,414.9	17 %
Home sales cost of revenues as a percentage of home sales revenues	70.5 %	75.4 %	
Income before income taxes ($ in millions)	572.8	382.9	50 %
Number of selling communities at October 31,	43	47	(9)%

The increase in the number of homes delivered in fiscal 2022, as compared to fiscal 2021, was mainly due to an increase in the number of homes in backlog at October 31, 2021, as compared to the number of homes in backlog at October 31, 2020, partially offset by lower backlog conversion in fiscal 2022. The increase in the average price of homes delivered in fiscal 2022 was primarily due increases in sales prices, partially offset by a shift in the number of homes delivered to less expensive areas and/or products.

The decrease in the number of net contracts signed in fiscal 2022, as compared to fiscal 2021, was principally due to a weakening in demand during the second half of fiscal 2022, as well as a decrease in the number of selling communities. The decrease in the average value of each contract signed in fiscal 2022 was mainly due to a shift in the number of contracts signed in less expensive areas.

The increase in income before income taxes in fiscal 2022, as compared to fiscal 2021, was primarily due to higher earnings from increased revenues and lower SG&A costs, offset by higher inventory impairment charges. Inventory impairment charges were $10.0 million and $1.3 million in fiscal 2022 and 2021, respectively. During the fourth quarter of fiscal 2022, we decided to sell a land parcel in California that was formerly included in our City Living segment. In connection with this planned sale, we recognized an impairment charge of $5.6 million.

Corporate and Other

In fiscal 2022 and 2021, loss before income taxes was $98.6 million and $154.9 million respectively. The decrease in the loss before income taxes in fiscal 2022 was principally attributable to a favorable litigation settlement. As a result of the settlement, net of legal fees and expenses, we recorded a pre-tax gain of $148.4 million, of which $141.2 million was recorded in Other Income - net in our Consolidated Statements of Operations and Comprehensive Income in fiscal 2022. The remainder was recorded as an offset to previously incurred expenses. Coincident with this settlement, we made a charitable contribution of $10.0 million to the Toll Brothers Foundation, which was recorded in Selling, general and administrative in our Consolidated Statements of Operations and Comprehensive Income in fiscal 2022.

In addition, we incurred a $35.2 million charge related to the early retirement of debt in fiscal 2021. These decreases to loss before income taxes were offset by higher income generated by our Rental Property Joint Ventures in fiscal 2021 primarily as a result of $74.8 million of gains recognized related to property sales by five of our Rental Property Joint Ventures; lower earnings from our mortgage company due to a decrease in volume and increased interest spreads in fiscal 2022; higher SG&A costs in fiscal 2022 primarily due to normal compensation increases and additional investments in information technology, and higher losses incurred in our apartment living operations.

FISCAL 2021 (Restated) COMPARED TO FISCAL 2020 (Restated)

North

	Year ended October 31,		
	2021	2020	% Change
Units Delivered and Home Sales Revenues:			
Home sales revenues ($ in millions)	$ 2,011.9	$ 1,480.2	36 %
Units delivered	2,503	2,103	19 %
Average delivered price ($ in thousands)	$ 803.8	$ 703.9	14 %
Net Contracts Signed:			
Net contract value ($ in millions)	$ 1,996.4	$ 1,659.4	20 %
Net contracted units	2,245	2,245	— %
Average contracted price ($ in thousands)	$ 889.3	$ 739.2	20 %
Home sales cost of revenues as a percentage of home sales revenues	78.8 %	84.2 %	
Income before income taxes ($ in millions)	$ 313.7	$ 87.5	259 %
Number of selling communities at October 31,	66	73	(10)%

The increase in the number of homes delivered in fiscal 2021 was mainly due to an increase in the number of homes in backlog at October 31, 2020, as compared to the number of homes in backlog at October 31, 2019. The increase in the average price of homes delivered in fiscal 2021 was principally due to sales price increases.

The number of net contracts signed in fiscal 2021, as compared to fiscal 2020, was flat. The increase in the average value of each contract signed in fiscal 2021, as compared to fiscal 2020, was mainly due to shifts in the number of contracts signed to more expensive areas and/or products and price increases.

The increase in income before income taxes in fiscal 2021 was principally attributable to higher earnings from increased revenues and lower home sales cost of revenues, as a percentage of home sales revenues and decreased losses from our investments in unconsolidated entities. The decrease in home sales cost of revenues, as a percentage of home sales revenues in fiscal 2021 was primarily due to a shift in product mix/areas to higher-margin areas, sales price increases and lower inventory impairment charges. The decrease in losses from our investments in unconsolidated entities is primarily due to $6.0 million of other than temporary impairment charges that we recognized on one of our Home Building Joint Ventures in fiscal 2020.

Inventory impairment charges were $12.2 million in fiscal 2021, as compared to $28.4 million in fiscal 2020. During the fourth quarter of fiscal 2021, we decided to sell the remaining lots in two communities, one in Connecticut and one in Illinois, in bulk sales. As a result, we recognized impairment charges of $8.7 million in the fourth quarter of fiscal 2021. In the fourth quarter of fiscal 2020, we changed our strategy with respect to our land in the Delaware beach markets and the Chicago market. As a result, the carrying values of our land and communities were written down to their estimated fair values, which resulted in a charge to income before income taxes of $18.0 million in fiscal 2020 related to this land. In addition, in the fourth quarter of fiscal 2020, due to a loss in lot density at one community located in New Jersey, the carrying value was written down to its estimated fair value, which resulted in a charge to income of $6.4 million.

Mid-Atlantic

	Year ended October 31,		
	2021	2020	% Change
Units Delivered and Home Sales Revenues:			
Home sales revenues ($ in millions)	$ 1,076.9	$ 851.1	27 %
Units delivered	1,402	1,274	10 %
Average delivered price ($ in thousands)	$ 768.1	$ 668.1	15 %
Net Contracts Signed:			
Net contract value ($ in millions)	$ 1,310.7	$ 1,077.8	22 %
Net contracted units	1,465	1,475	(1)%
Average contracted price ($ in thousands)	$ 894.7	$ 730.7	22 %
Home sales cost of revenues as a percentage of home sales revenues	80.0 %	83.7 %	
Income before income taxes ($ in millions)	$ 128.5	$ 52.0	147 %
Number of selling communities at October 31,	38	39	(3)%

The increase in the number of homes delivered in fiscal 2021, as compared to fiscal 2020, was mainly due to an increase in the number of homes in backlog at October 31, 2020, as compared to the number of homes in backlog at October 31, 2019, partially offset by lower backlog conversion in fiscal 2021. The increase in the average delivered price in fiscal 2021 was primarily due a shift in the number of homes delivered to more expensive areas and/or products, as well as sales price increases.

The decrease in the number of net contracts signed in fiscal 2021, as compared to fiscal 2020, was principally due to a decrease in the average number of selling communities, offset, in part, by an increase in demand. The increase in the average value of each contract signed in fiscal 2021 was primarily due to shifts in the number of contracts signed to more expensive areas and/or products, as well as sales price increases in fiscal 2021.

The increase in income before income taxes in fiscal 2021, as compared to fiscal 2020, was mainly due to higher earnings from increased revenues, coupled with lower home sales costs of revenues, as a percentage of home sale revenues. The decrease in home sales costs of revenues, as a percentage of home sale revenues, in fiscal 2021 was primarily due to a shift in product mix/areas to higher-margin areas, lower interest costs as a percentage of home sales revenue and reduced inventory impairment charges. A $6.0 million gain recognized from an asset sale of a commercial property by one of our Land Development Joint Ventures was also recognized during fiscal 2021 with no similar gain in fiscal 2020.

Inventory impairment charges were $12.0 million and $17.9 million in fiscal 2021 and 2020, respectively. In the third quarter of fiscal 2021, we decided to sell the remaining lots in one community located in Maryland in a bulk sale. As a result, we wrote down the carrying value of inventory in this community to its estimated fair value. This resulted in an impairment charge of $10.1 million in fiscal 2021. In the second quarter of fiscal 2020, following the onset of the COVID-19 pandemic, we terminated a land purchase agreement in Virginia and wrote-off the deposits and soft costs incurred. In addition, in the third quarter of fiscal 2020, we decided to sell the remaining lots in one community located in Maryland in a bulk sale. As a result, we wrote down the carrying value of inventory in this community to its estimated fair value, resulting in an impairment charge of $13.5 million in fiscal 2020.

South

	Year ended October 31,		
	2021	2020	% Change
Units Delivered and Home Sale Revenues:			
Home sales revenues ($ in millions)	$ 1,183.3	$ 1,041.2	14 %
Units delivered	1,783	1,566	14 %
Average delivered price ($ in thousands)	$ 663.7	$ 664.9	— %
Net Contracts Signed:			
Net contract value ($ in millions)	$ 2,109.6	$ 1,320.1	60 %
Net contracted units	2,765	2,006	38 %
Average contracted price ($ in thousands)	$ 763.0	$ 658.1	16 %
Home sales cost of revenues as a percentage of home sales revenues	76.7 %	79.9 %	
Income before income taxes ($ in millions)	$ 153.8	$ 108.4	42 %
Number of selling communities at October 31,	84	67	25 %

The increase in the number of homes delivered in fiscal 2021, as compared to fiscal 2020, was mainly due to an increase in the number of homes in backlog at October 31, 2020, as compared to the number of homes in backlog at October 31, 2019, partially offset by lower backlog conversion in fiscal 2021.

The increase in the number of net contracts signed in fiscal 2021, as compared to fiscal 2020, was principally due to an increase in demand from our homes and an increase in the average number of selling communities in fiscal 2021, offset by our limiting of lot releases in certain communities. The increases in the average value of each contract signed in the fiscal 2021 periods were primarily due to sales price increases in fiscal 2021 and a shift in the number of contracts signed to more expensive areas and/or products.

The increase in income before income taxes in fiscal 2021, as compared to fiscal 2020, was principally due to higher earnings from increased home sales revenues and lower home sales costs of revenues, as a percentage of home sales revenues, offset, in part, by higher SG&A costs due to increased sales volume. The decrease in home sales cost of revenues, as a percentage of home sales revenues, was mainly due to a shift in product mix/areas to higher-margin areas, lower interest costs as a percentage of home sales revenue and lower inventory impairment changes in fiscal 2021, as compared to fiscal 2020. Inventory impairment charges were $0.7 million and $2.9 million in fiscal 2021 and 2020, respectively.

Mountain

	Year ended October 31,		
	2021	2020	% Change
Units Delivered and Home Sales Revenues:			
Home sales revenues ($ in millions)	$ 2,003.0	$ 1,535.8	30 %
Units delivered	2,732	2,219	23 %
Average delivered price ($ in thousands)	$ 733.2	$ 692.1	6 %
Net Contracts Signed:			
Net contract value ($ in millions)	$ 3,341.4	$ 2,008.2	66 %
Net contracted units	4,031	2,802	44 %
Average contracted price ($ in thousands)	$ 828.9	$ 716.7	16 %
Home sales cost of revenues as a percentage of home sales revenues	77.2 %	79.2 %	
Income before income taxes ($ in millions)	$ 276.4	$ 167.7	65 %
Number of selling communities at October 31,	105	94	12 %

The increase in the number of homes delivered in fiscal 2021, as compared to fiscal 2020, was mainly due to an increase in the number of homes in backlog at October 31, 2020, as compared to the number of homes in backlog at October 31, 2019, partially offset by lower backlog conversion in fiscal 2021. The increase in the average price of homes delivered in fiscal 2021 was primarily due to a shift in the number of homes delivered to more expensive areas and/or products and sales price increases.

The increase in the number of net contracts signed in fiscal 2021, as compared to fiscal 2020, was principally due to increased demand for our homes and an increase in the average number of selling communities. The increases in the average value of each contract signed in fiscal 2021 was mainly due to shifts in the number of contracts signed to more expensive areas and/or products and price increases.

The increase in income before income taxes in fiscal 2021, as compared to fiscal 2020, was mainly due to higher earnings from increased revenues coupled with lower home sales cost of revenues, as a percentage of home sales revenues, offset in part by higher SG&A costs due to increased volume. The decrease in home sales cost of revenues, as a percentage of home sales revenues, was primarily due to a shift in product mix/areas to higher-margin areas.

Pacific

	Year ended October 31,		
	2021	2020	% Change
Units Delivered and Home Sales Revenues:			
Home sales revenues ($ in millions)	$ 2,156.1	$ 2,029.9	6 %
Units delivered	1,566	1,334	17 %
Average delivered price ($ in thousands)	$ 1,376.8	$ 1,521.7	(10)%
Net Contracts Signed:			
Net contract value ($ in millions)	$ 2,781.7	$ 1,929.6	44 %
Net contracted units	1,966	1,404	40 %
Average contracted price ($ in thousands)	$ 1,414.9	$ 1,374.4	3 %
Home sales cost of revenues as a percentage of home sales revenues	75.3 %	75.2 %	
Income before income taxes ($ in millions)	382.9	351.5	9 %
Number of selling communities at October 31,	47	44	7 %

The increase in the number of homes delivered in fiscal 2021, as compared to fiscal 2020, was mainly due to an increase in the number of homes in backlog at October 31, 2020, as compared to the number of homes in backlog at October 31, 2019, coupled with higher backlog conversion in fiscal 2021. The decrease in the average price of homes delivered in fiscal 2021 was primarily due to a shift in the number of homes delivered to less expensive areas and/or products.

The increase in the number of net contracts signed in fiscal 2021, as compared to fiscal 2020, was principally due to an increase in demand, as well as an increase in the number of selling communities. The increase in the average value of each contract signed in fiscal 2021 was mainly due to price increases, partially offset by a shift in the number of contracts signed in less expensive areas.

The increase in income before income taxes in fiscal 2021, as compared to fiscal 2020, was primarily due to higher earnings from increased revenues, lower SG&A costs and lower inventory impairment charges. Inventory impairment charges were $1.3 million and $6.0 million in fiscal 2021 and 2020, respectively. The fiscal 2020 impairment charge relates primarily to a land purchase agreement where we no longer expected to purchase the land and, accordingly, wrote-off soft costs incurred.

Corporate and Other

In fiscal 2021 and 2020, loss before income taxes was $154.9 million and $180.1 million respectively. The decrease in the loss before income taxes in fiscal 2021 was principally attributable to higher income generated by our Rental Property Joint Ventures primarily as a result of $74.8 million of gains recognized in the fiscal 2021 period related to property sales by five of our Rental Property Joint Ventures; higher earnings from our mortgage company and title company operations due to an increase in volumes and improved interest spreads in fiscal 2021; lower losses incurred in our apartment living operations; and directly expensed interest of $2.4 million in the fiscal 2020 period with no similar charges in fiscal 2021. These increases were offset, in part by a $35.2 million charge incurred related to early retirement of debt in fiscal 2021, lower interest income in fiscal 2021, gains recognized in fiscal 2020 of $13.0 million from the sale of golf club properties, and higher SG&A costs in fiscal 2021 primarily due to normal compensation increases and an increase in insurance costs due to higher revenues.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk primarily due to fluctuations in interest rates. We incur both fixed-rate and variable-rate debt. For fixed-rate debt, changes in interest rates generally affect the fair market value of the debt instrument, but not our earnings or cash flow. Conversely, for variable-rate debt, changes in interest rates generally do not affect the fair market value of the debt instrument, but do affect our earnings and cash flow. We do not have the obligation to prepay fixed-rate debt prior to maturity, and, as a result, interest rate risk and changes in fair market value should not have a significant impact on our fixed-rate debt until we are required or elect to refinance it.

The London Interbank Offered Rate ("LIBOR") is the primary basis for determining interest payments on borrowings under each of our $650.0 million Term Loan Facility and our $1.905 billion Revolving Credit Facility. On March 5, 2021, ICE Benchmark Administration ("IBA") confirmed it would cease publication of Overnight, 1, 3, 6 and 12 month US Dollar LIBOR settings immediately following the LIBOR publication on June 30, 2023. Various parties, including government agencies, are seeking to identify an alternative rate to replace LIBOR. The Alternative Reference Rates Committee, which was convened by the Federal Reserve Board and the New York Federal Reserve, has identified the Secured Overnight Financing Rate ("SOFR") as the recommended risk-free alternative rate for US Dollar LIBOR. We expect a substantial portion of our indebtedness will eventually transition to bearing interest based on SOFR. At this time, it is not possible to predict the effect the anticipated discontinuance of LIBOR, or the establishment of alternative reference rates such as SOFR, will have on us or our borrowing costs. SOFR is a relatively new reference rate and its composition and characteristics are not the same as LIBOR. Given SOFR's very limited history and potential volatility as compared to other benchmark or market rates, the future performance of SOFR cannot be predicted based on historical performance. The consequences of using SOFR could include an increase in the cost of our variable rate indebtedness. We are monitoring these transition efforts and, although each of our Term Loan Facility and Revolving Credit Facility contain provisions designed to accommodate an alternate reference rate, we may need to amend these and other contracts, such as interest rate hedges that reference these contracts, to accommodate any replacement rate. The potential effect of any such event on our cost of capital cannot yet be determined, but we do not expect it to have a material impact on our consolidated financial condition, results of operations, or cash flows.

The following table shows our debt obligations by scheduled maturity, weighted-average interest rates, and estimated fair value as of October 31, 2022 ($ amounts in thousands):

| | Fixed-rate debt | | Variable-rate debt *(a)* | |
	Amount	Weighted-average interest rate (%)	Amount	Weighted-average interest rate (%)
Fiscal year of maturity				
2023	$ 604,527	4.15%	$ 150,623	5.35%
2024	130,214	4.56%		
2025	88,488	5.11%		
2026	376,111	4.86%	101,563	4.81%
2027	460,442	4.83%	548,437	4.81%
Thereafter *(b)*	875,500	4.02%		
Bond discounts, premiums, and deferred issuance costs - net	(4,729)		(1,768)	
Total	$ 2,530,553	4.39%	$ 798,855	4.91%
Fair value at October 31, 2022	$ 2,351,388		$ 800,623	

(a) *Based upon the amount of variable-rate debt outstanding at October 31, 2022, and holding the variable-rate debt balance constant, each 1% increase in interest rates would increase the interest incurred by us by approximately $8.0 million per year, without consideration of the Company's interest rate swap transactions.*

(b) *In November 2020, we entered into five interest rate swap transactions to hedge $400.0 million of the Term Loan Facility through October 2025, which is included in the variable-rate debt column in the table above. The interest rate swaps effectively fix the interest cost on the $400.0 million at 0.369% plus the spread set forth in the pricing schedule in the Term Loan Facility, which was 1.05% as of October 31, 2022. These interest rate swaps were designated as cash flow hedges.*

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements, listed in Item 15(a)(1) beginning on page F-1 of this report are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected; however, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Our Chief Executive Officer and Chief Financial Officer, with the assistance of management, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, ("Exchange Act"), as of the end of the period covered by this report ("Evaluation Date"). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting and Attestation Report of the Independent Registered Public Accounting Firm

Management's Annual Report on Internal Control Over Financial Reporting and the attestation report of our independent registered public accounting firm on internal control over financial reporting on pages F-1 and F-2, respectively, are incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

We are in the process of a complex implementation of a new ERP system that affects many of our financial processes. This project is expected to improve the efficiency and effectiveness of certain financial and business transaction processes, as well as the underlying systems environment. The new ERP system will be a significant component of our internal control over financial reporting. Other than the ERP system implementation noted above, there has not been any change in our internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our quarter ended October 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. For a discussion of risks related to the implementation of our new ERP system, see "Risk Factors - We are implementing a new enterprise resource planning system, and challenges with the implementation of the system may impact our business and operations."

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table includes information with respect to all persons serving as executive officers as of the date of this Form 10-K. All executive officers serve at the pleasure of our Board of Directors.

Name	Age	Positions
Douglas C. Yearley, Jr.	62	Chairman of the Board and Chief Executive Officer
Robert Parahus	59	President and Chief Operating Officer
Martin P. Connor	58	Senior Vice President and Chief Financial Officer

Douglas C. Yearley, Jr. joined us in 1990 as assistant to the Chief Executive Officer with responsibility for land acquisitions. He has been an officer since 1994, holding the position of Senior Vice President from January 2002 until November 2005, the position of Regional President from November 2005 until November 2009, and the position of Executive Vice President from November 2009 until June 2010, when he was promoted to Chief Executive Officer. On November 1, 2018, he was appointed to the position of Chairman of the Board and Chief Executive Officer. Mr. Yearley was elected a Director in June 2010.

Robert Parahus joined us in 1986 and served in various positions with us, including Regional President from 2006 through October 31, 2019. During this time, he oversaw the Company's home building operations in New Jersey, New York, Connecticut, Massachusetts, and Florida, and had oversight responsibility for Toll Integrated Systems, the Company's building component manufacturing operations. He was appointed to the position of Executive Vice President and Co-Chief Operating Officer effective November 1, 2019, with responsibility for the Company's eastern region. Effective November 1, 2021, Mr. Parahus was promoted to President and Chief Operating Officer.

Martin P. Connor joined us as Vice President and Assistant Chief Financial Officer in December 2008 and was appointed a Senior Vice President in December 2009. Mr. Connor was appointed to his current position of Senior Vice President and Chief Financial Officer in September 2010. From June 2008 to December 2008, Mr. Connor was President of Marcon Advisors LLC, a finance and accounting consulting firm that he founded. From October 2006 to June 2008, Mr. Connor was Chief Financial Officer and Director of Operations for O'Neill Properties, a diversified commercial real estate developer in the Mid-Atlantic area. Prior to October 2006, he spent over 20 years at Ernst & Young LLP as an Audit and Advisory Business Services Partner, responsible for the real estate practice for Ernst & Young LLP in the Philadelphia marketplace. During the period from 1998 to 2005, he served on the Toll Brothers, Inc. audit engagement. In September 2022, Mr. Connor was appointed as an alternate director of Univest Financial Corporation, a publicly traded banking and financial services provider serving customers primarily in Pennsylvania and New Jersey.

The other information required by this item will be included in the "Election of Directors" and "Corporate Governance" sections of our Proxy Statement for the 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement").

Code of Ethics

We have adopted a Code of Ethics for the Principal Executive Officer and Senior Financial Officers ("Code of Ethics") that applies to our principal executive officer, principal financial officer, principal accounting officer, controller, and persons performing similar functions designated by our Board of Directors. The Code of Ethics is available on our Internet website at www.tollbrothers.com under "Investor Relations – Corporate Governance." If we were to amend or waive any provision of our Code of Ethics, we intend to satisfy our disclosure obligations with respect to any such waiver or amendment by posting such information on our Internet website set forth above rather than by filing a Form 8-K.

Indemnification of Directors and Officers

Our Certificate of Incorporation and Bylaws provide for indemnification of our directors and officers. We have also entered into individual indemnification agreements with each of our directors.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be included in the "Executive Compensation" section of our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required in this item will be included in the "Voting Securities and Beneficial Ownership" and "Equity Compensation Plan Information" sections of our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS; DIRECTOR INDEPENDENCE

The information required in this item will be included in the "Corporate Governance" and "Certain Relationships and Transactions" sections of our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required in this item will be included in the "Ratification of the Re-Appointment of Independent Registered Public Accounting Firm" section of the 2023 Proxy Statement and is incorporated herein by reference.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements and Financial Statement Schedules

	Page
1. Financial Statements	
Management's Annual Report on Internal Control Over Financial Reporting	F-1
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 42)	F-2
Consolidated Balance Sheets	F-6
Consolidated Statements of Operations and Comprehensive Income	F-7
Consolidated Statements of Changes in Equity	F-8
Consolidated Statements of Cash Flows	F-9
Notes to Consolidated Financial Statements	F-10

2. Financial Statement Schedules

None

Financial statement schedules have been omitted because either they are not applicable or the required information is included in the financial statements or notes hereto.

(b) Exhibits

The following exhibits are included with this report or incorporated herein by reference:

Exhibit Number	Description
3.1	Second Restated Certificate of Incorporation of the Registrant, dated September 8, 2005, is hereby incorporated by reference to Exhibit 3.1 of the Registrant's Form 10-Q for the quarter ended July 31, 2005.
3.2	Certificate of Amendment of the Second Restated Certificate of Incorporation of the Registrant, filed with the Secretary of State of the State of Delaware, is hereby incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2010.
3.3	Certificate of Amendment of the Second Restated Certificate of Incorporation of the Registrant, dated as of March 16, 2011, is hereby incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2011.
3.4	Certificate of Amendment of the Second Restated Certificate of Incorporation of the Registrant, dated as of March 8, 2016, is hereby incorporated by reference to Annex B to the Registrant's definitive proxy statement on Schedule 14A its 2016 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on February 2, 2016.
3.5	Bylaws of the Registrant, as Amended and Restated June 11, 2008, are hereby incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2008.
3.6	Amendment to the By-laws of the Registrant, dated as of September 24, 2009, is hereby incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2009.
3.7	Amendment to the By-laws of the Registrant, dated as of June 15, 2011, is hereby incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 2011.
3.8	Amendment to the By-laws of the Registrant, dated as of January 20, 2016, is hereby incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 20, 2016.

Exhibit Number	Description
3.9	Amendment to the By-laws of the Registrant, dated as of September 20, 2016, is hereby incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2016.
4.1	Specimen Stock Certificate is hereby incorporated by reference to Exhibit 4.1 of the Registrant's Form 10-K for the year ended October 31, 2017.
4.2	Indenture, dated as of February 7, 2012, among Toll Brothers Finance Corp., the Registrant and the other guarantors named therein and The Bank of New York Mellon, as trustee, is hereby incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2012.
4.3	Authorizing Resolutions, dated as of April 3, 2013, relating to the $300,000,000 principal amount of 4.375% Senior Notes due 2023 of Toll Brothers Finance Corp. guaranteed on a senior basis by the Registrant and certain of its subsidiaries, is hereby incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 10, 2013.
4.4	Authorizing Resolutions, dated as of May 8, 2013, relating to the $100,000,000 principal amount of 4.375% Senior Notes due 2023 of Toll Brothers Finance Corp. guaranteed on a senior basis by Toll Brothers, Inc. and certain of its subsidiaries is hereby incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2013.
4.5	Form of Global Note for Toll Brothers Finance Corp.'s 4.375% Senior Notes due 2023 is hereby incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 10, 2013.
4.6	Authorizing Resolutions, dated as of October 30, 2015, relating to the $350,000,000 principal amount of 4.875% Senior Notes due 2025 of Toll Brothers Finance Corp. guaranteed on a senior basis by the Registrant and certain of its subsidiaries, is hereby incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2015.
4.7	Form of Global Note for Toll Brothers Finance Corp.'s 4.875% Senior Notes due 2025 is hereby incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2015.
4.8	Authorizing Resolutions, dated as of March 10, 2017, relating to the $300,000,000 principal amount of 4.875% Senior Notes due 2027 of Toll Brothers Finance Corp. guaranteed on a senior basis by the Registrant and certain of its subsidiaries, is hereby incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2017.
4.9	Form of Global Note for Toll Brothers Finance Corp.'s 4.875% Senior Notes due 2027 is hereby incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2017.
4.10	Authorizing Resolutions, dated as of June 12, 2017, relating to the $150,000,000 principal amount of 4.875% Senior Notes due 2027 of Toll Brothers Finance Corp. guaranteed on a senior basis by the Registrant and certain of its subsidiaries, is hereby incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 12, 2017.
4.11	Form of Global Note for Toll Brothers Finance Corp.'s 4.875% Senior Notes due 2027 is hereby incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 12, 2017
4.12	Authorizing Resolution, dated as of January 22, 2018, relating to the $400,000,000 aggregate principal amount of 4.350% Senior Notes due 2028 of Toll Brothers Finance Corp., guaranteed on a senior basis by Toll Brothers, Inc. and certain of its subsidiaries, is hereby incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 22, 2018.
4.13	Form of Global Note for the Issuer's 4.350% Senior Notes due 2028 is hereby incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 22, 2018.

Exhibit Number	Description
4.14	Authorizing Resolution, dated as of September 12, 2019, relating to the $400,000,000 aggregate principal amount of 3.800% Senior Notes due 2029 of Toll Brothers Finance Corp., guaranteed on a senior basis by Toll Brothers, Inc. and certain of its subsidiaries, is hereby incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 12, 2019.
4.15	Form of Global Note for the Issuer's 3.800% Senior Notes due 2029 is hereby incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 12, 2019.
4.16	First Supplemental Indenture dated as of April 27, 2012, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.3 of the Registrant's Form 10-Q for the quarter ended April 30, 2012.
4.17	Second Supplemental Indenture dated as of April 30, 2013, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.4 of the Registrant's Form 10-Q for the quarter ended April 30, 2013.
4.18	Third Supplemental Indenture dated as of April 30, 2014, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.1 of the Registrant's Form 10-Q for the quarter ended April 30, 2014.
4.19	Fourth Supplemental Indenture dated as of July 31, 2014, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.1 of the Registrant's Form 10-Q for the quarter ended July 31, 2014.
4.20	Fifth Supplemental Indenture dated as of October 31, 2014, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.55 of the Registrant's Form 10-K for the year ended October 31, 2014.
4.21	Sixth Supplemental Indenture dated as of January 30, 2015, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.3 of the Registrant's Form 10-Q for the quarter ended January 31, 2015.
4.22	Seventh Supplemental Indenture dated as of April 30, 2015, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.3 of the Registrant's Form 10-Q for the quarter ended April 30, 2015.
4.23	Eighth Supplemental Indenture dated as of October 30, 2015, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.34 of the Registrant's Form 10-K for the year ended October 31, 2015.
4.24	Ninth Supplemental Indenture dated as of January 29, 2016, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.2 of the Registrant's Form 10-Q for the quarter ended January 31, 2016.
4.25	Tenth Supplemental Indenture dated as of April 29, 2016, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.2 of the Registrant's Form 10-Q for the quarter ended April 30, 2016.
4.26	Eleventh Supplemental Indenture dated as of October 31, 2016, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.41 of the Registrant's Form 10-K for the year ended October 31, 2016.

Exhibit Number	Description
4.27	Twelfth Supplemental Indenture dated as of October 31, 2016, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.42 of the Registrant's Form 10-K for the year ended October 31, 2016.
4.28	Thirteenth Supplemental Indenture dated as of January 31, 2017, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.2 of the Registrant's Form 10-Q for the quarter ended January 31, 2017.
4.29	Fourteenth Supplemental Indenture dated as of April 28, 2017, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.2 of the Registrant's Form 10-Q for the quarter ended April 30, 2017.
4.30	Fifteenth Supplemental Indenture dated as of July 31, 2017, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.2 of the Registrant's Form 10-Q for the quarter ended July 31, 2017.
4.31	Sixteenth Supplemental Indenture dated as of October 31, 2017, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.55 of the Registrant's Form 10-K for the year ended October 31, 2017.
4.32	Seventeenth Supplemental Indenture dated as of October 31, 2017, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.56 of the Registrant's Form 10-K for the year ended October 31, 2017.
4.33	Eighteenth Supplemental Indenture dated as of April 13, 2018, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.3 of the Registrant's Form 10-Q for the quarter ended April 30, 2018.
4.34	Nineteenth Supplemental Indenture dated as of April 30, 2018, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.4 of the Registrant's Form 10-Q for the quarter ended April 30, 2018.
4.35	Twentieth Supplemental Indenture dated as of October 31, 2018, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.62 of the Registrant's Form 10-K for the year ended October 31, 2018.
4.36	Twenty-First Supplemental Indenture dated as of January 31, 2019, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.2 of the Registrant's Form 10-Q for the quarter ended January 31, 2019.
4.37	Twenty-Second Supplemental Indenture dated as of October 30, 2019, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.41 of the Registrant's Form 10-K for the year ended October 31, 2019.
4.38	Twenty-third Supplemental Indenture dated as of October 30, 2019, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.42 of the Registrant's Form 10-K for the year ended October 31, 2019.
4.39	Twenty-fourth Supplemental Indenture dated as of April 30, 2020, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.1 of the Registrant's Form 10-Q for the quarter ended April 30, 2020.

Exhibit Number	Description
4.4	Twenty-fifth Supplemental Indenture dated as of October 30, 2020, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.44 of the Registrant's Form 10-K for the year ended October 31, 2020.
4.41	Twenty-sixth Supplemental Indenture dated as of April 30, 2021, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.1 of the Registrant's Form 10-Q for the quarter ended April 30, 2021.
4.42	Twenty-seventh Supplemental Indenture dated as of July 29, 2022, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee, is hereby incorporated by reference to Exhibit 4.1 of the Registrant's Form 10-Q for the quarter ended July 31, 2022.
4.43	Twenty-eighth Supplemental Indenture dated as of October 31, 2022, to the Indenture dated as of February 7, 2012 by and among the parties listed on Schedule A thereto, and The Bank of New York Mellon, as successor Trustee.**
4.44	Description of Certain of Registrant's Securities is hereby incorporated by reference to Exhibit 4.44 of the Registrant's Form 10-K for the year ended October 31, 2021.
10.1	Amended and Restated Credit Agreement, dated as of October 31, 2019, among the First Huntingdon Finance Corp., Toll Brothers, Inc., and the lenders party thereto and Citibank, N.A., as Administrative Agent, is hereby incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2019.
10.2	Revolving Extension Agreements, effective as of October 31, 2020, with respect to the Amended and Restated Credit Agreement, dated as of October 31, 2019, among the Borrower, the Registrant, the lenders party thereto and Citibank, N.A., as Administrative Agent is hereby incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2020.
10.3	Revolving Extension Agreements, effective as of October 31, 2021, with respect to the Amended and Restated Credit Agreement, dated as of October 31, 2019, among the Borrower, the Registrant, the lenders party thereto and Citibank, N.A., as Administrative Agent is hereby incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2021.
10.4	Credit Agreement by and among First Huntingdon Finance Corp., Toll Brothers, Inc., the lenders party thereto and SunTrust Bank, as Administrative Agent dated February 3, 2014, is hereby incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K filed with the Securities and Exchange Commission on February 5, 2014
10.5	Amendment No. 1, dated as of May 19, 2016, to the Credit Agreement, dated as of February 3, 2014, among First Huntingdon Finance Corp., Toll Brothers, Inc., the Lenders party thereto and SunTrust Bank, as Administrative Agent, is hereby incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K filed with the Securities and Exchange Commission on May 24, 2016.
10.6	Amendment No. 2, dated August 2, 2016, to Credit Agreement dated as of February 3, 2014, as amended, by and among First Huntingdon Finance Corp., Toll Brothers, Inc., the designated guarantors party thereto, the lenders party thereto and SunTrust Bank, as Administrative Agent, is hereby incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed with the Securities and Exchange Commission on August 4, 2016.
10.7	Amendment No. 3, dated November 1, 2018, to Credit Agreement dated as of February 3, 2014, as amended, by and among First Huntingdon Finance Corp., Toll Brothers, Inc., the designated guarantors party thereto, the lenders party thereto and SunTrust Bank, as Administrative Agent, is hereby incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed with the Securities and Exchange Commission on November 2, 2018.
10.8	Amendment No. 4, dated as of October 31, 2019, to the Credit Agreement, dated as of February 3, 2014, as amended, by and First Huntingdon Finance Corp., Toll Brothers, Inc., the designated guarantors party thereto, the lenders party thereto and SunTrust Bank, as Administrative Agent, is hereby incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K filed with the Securities and Exchange Commission on November 1, 2019.

Exhibit Number	Description
10.9	Term Loan Extension Agreements, effective as of October 31, 2020, with respect to the Term Loan Credit Agreement dated as of February 3, 2014 (as amended by Amendment No. 1, dated as of May 19, 2016, Amendment No. 2, dated as of August 2, 2016, Amendment No. 3, dated as of November 1, 2018, and Amendment No. 4, dated as of November 1, 2019) among the Registrant, the Borrower, the lenders party thereto and SunTrust Bank, as Administrative Agent is hereby incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2020.
10.10	Term Loan Extension Agreements, effective as of October 31, 2021, with respect to the Term Loan Credit Agreement dated as of February 3, 2014 (as amended by Amendment No. 1, dated as of May 19, 2016, Amendment No. 2, dated as of August 2, 2016, Amendment No. 3, dated as of November 1, 2018, and Amendment No. 4, dated as of November 1, 2019) among the Registrant, the Borrower, the lenders party thereto and Truist Bank (as successor by merger to SunTrust Bank), as Administrative Agent is hereby incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2020.
10.11*	Toll Brothers, Inc. Employee Stock Purchase Plan (2017) is hereby incorporated by reference to Annex A to the Registrant's Definitive Proxy Statement on Schedule 14A for its 2017 Annual Meeting of Stockholders filed with the SEC on January 31, 2017.
10.12*	Amendment No. 1, dated as of December 13, 2017, to the Toll Brothers, Inc. Employee Stock Purchase Plan (2017) is hereby incorporated by reference to Exhibit 10.7 of the Registrant's Form 10-K for the year ended October 31, 2017.
10.13*	Amendment No. 2, dated as of June 19, 2018, to the Toll Brothers, Inc. Employee Stock Purchase Plan (2017) is hereby incorporated by reference to Exhibit 10.8 of the Registrant's Form 10-K for the year ended October 31, 2018.
10.14*	Toll Brothers, Inc. Amended and Restated Stock Incentive Plan for Employees (2007) (amended and restated as of September 17, 2008, is hereby incorporated by reference to Exhibit 4.1 of the Registrant's Amendment No. 1 to its Registration Statement on Form S-8 (No. 333-143367) filed with the Securities and Exchange Commission on October 29, 2008.
10.15*	Form of Non-Qualified Stock Option Grant pursuant to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) is hereby incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed with the Securities and Exchange Commission on December 19, 2007.
10.16*	Form of Addendum to Non-Qualified Stock Option Grant pursuant to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) is hereby incorporated by reference to Exhibit 10.3 of the Registrant's Form 10-Q for the quarter ended July 31, 2007.
10.17*	Form of Stock Award Grant pursuant to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) is hereby incorporated by reference to Exhibit 10.4 of the Registrant's Form 10-Q for the quarter ended July 31, 2007.
10.18*	Toll Brothers, Inc. Stock Incentive Plan for Employees (2014) is hereby incorporated by reference to Annex A to the Registrant's definitive proxy statement on Schedule 14A for its 2014 Annual Meeting of Stockholders filed with the SEC on February 3, 2014.
10.19*	Form of Non-Qualified Stock Option Grant pursuant to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2014) is incorporated by reference to Exhibit 10.16 of the Registrant's Form 10-K for the period ended October 31, 2014.
10.20*	Form of Non-Qualified Stock Option Grant, is hereby incorporated by reference to Exhibit 10.18 of the Registrant's Form 10-K for the year ended October 31, 2016.
10.21*	Form of Restricted Stock Unit Agreement (Performance Based), is hereby incorporated by reference to Exhibit 10.19 of the Registrant's Form 10-K for the year ended October 31, 2016.
10.22*	Toll Brothers, Inc. Amended and Restated Stock Incentive Plan for Non-Employee Directors (2007) (amended and restated as of September 17, 2008) is hereby incorporated by reference to Exhibit 4.1 of the Registrant's Amendment No. 1 to its Registration Statement on Form S-8 (No. 333-144230) filed with the Securities and Exchange Commission on October 29, 2008.

Exhibit Number	Description
10.23*	Form of Non-Qualified Stock Option Grant pursuant to the Toll Brothers, Inc. Stock Incentive Plan for Non-Employee Directors (2007) is hereby incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2007.
10.24*	Form of Addendum to Non-Qualified Stock Option Grant pursuant to the Toll Brothers, Inc. Amended and Restated Stock Incentive Plan for Non-Employee Directors (2007) is hereby incorporated by reference to Exhibit 10.6 of the Registrant's Form 10-Q for the quarter ended July 31, 2007.
10.25*	Toll Brothers, Inc. Stock Incentive Plan for Non-Executive Directors (2016) is hereby incorporated by reference to Annex A to the Registrant's definitive proxy statement on Schedule 14A for its 2016 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on February 2, 2016.
10.26*	Form of Non-Qualified Stock Option Grant (Non-Executive Directors), is hereby incorporated by reference to Exhibit 10.26 of the Registrant's Form 10-K for the year ended October 31, 2016.
10.27*	Toll Brothers, Inc. 2019 Omnibus Incentive Plan, is hereby incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2019.
10.28*	Form of Non-Qualified Stock Option Grant pursuant to the Toll Brothers, Inc. 2019 Omnibus Incentive Plan, is hereby incorporated by reference to Exhibit 10.28 of the Registrant's Form 10-K for the year ended October 31, 2019.
10.29*	Form of Restricted Stock Unit Agreement pursuant to the Toll Brothers, Inc. 2019 Omnibus Incentive Plan, is hereby incorporated by reference to Exhibit 10.29 of the Registrant's Form 10-K for the year ended October 31, 2019.
10.30*	Form of Restricted Stock Unit Agreement (Performance Based) pursuant to the Toll Brothers, Inc. 2019 Omnibus Incentive Plan, is hereby incorporated by reference to Exhibit 10.30 of the Registrant's Form 10-K for the year ended October 31, 2019.
10.31*	Toll Brothers, Inc. Senior Officer Bonus Plan is hereby incorporated by reference to Annex A to the Registrant's definitive proxy statement on Schedule 14A for its 2015 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 30, 2015.
10.32*	Toll Brothers, Inc. Supplemental Executive Retirement Plan, as amended effective as of October 29, 2019, is hereby incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2019.
10.33*	Toll Bros., Inc. Non-Qualified Deferred Compensation Plan, amended and restated as of November 1, 2008, is incorporated by reference to Exhibit 10.45 of the Registrant's Form 10-K for the period ended October 31, 2008.
10.34*	Amendment Number 1 dated November 1, 2010 to the Toll Bros., Inc. Non-Qualified Deferred Compensation Plan, amended and restated as of November 1, 2008, is incorporated by reference to Exhibit 10.40 of the Registrant's Form 10-K for the period ended October 31, 2010.
10.35*	Amendment Number 2 dated December 30, 2010 to the Toll Bros., Inc. Non-Qualified Deferred Compensation Plan, amended and restated as of November 1, 2008 is incorporated by reference to Exhibit 10.28 of the Registrant's Form 10-K for the period ended October 31, 2014.
10.36*	Amendment Number 3 dated December 22, 2011 to the Toll Bros., Inc. Non-Qualified Deferred Compensation Plan, amended and restated as of November 1, 2008, is incorporated by reference to Exhibit 10.29 of the Registrant's Form 10-K for the period ended October 31, 2014.
10.37*	Toll Bros., Inc. Nonqualified Deferred Compensation Plan, amended and restated effective as of December 31, 2014, is incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q for the quarter ended January 31, 2015.
10.38*	Toll Brothers, Inc. Executive Severance Plan, is hereby incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2019.

Exhibit Number	Description
10.39*	Form of Indemnification Agreement between the Registrant and the members of its Board of Directors, is hereby incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 17, 2009.
21**	Subsidiaries of the Registrant.
22**	List of guarantor subsidiaries
23**	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1**	Certification of Douglas C. Yearley, Jr. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification of Martin P. Connor pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Douglas C. Yearley, Jr. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Martin P. Connor pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following financial statements from Toll Brothers, Inc. Annual Report on Form 10-K for the year ended October 31, 2022, filed on December 19, 2022, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) the Notes to Consolidated Financial Statements.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*   This exhibit is a management contract or compensatory plan or arrangement required to be filed as an exhibit to this report.

** Filed electronically herewith.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves; they should not be relied on for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

ITEM 16. FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on December 19, 2022.


TOLL BROTHERS, INC.

By: /s/ Douglas C. Yearley, Jr.
_____

Douglas C. Yearley, Jr.
Chief Executive Officer
(Principal Executive Officer)


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Douglas C. Yearley, Jr. Douglas C. Yearley, Jr.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	December 19, 2022
/s/ Martin P. Connor Martin P. Connor	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	December 19, 2022
/s/ Michael J. Grubb Michael J. Grubb	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	December 19, 2022
/s/ Stephen F. East Stephen F. East	Director	December 19, 2022
/s/ Christine N. Garvey Christine N. Garvey	Director	December 19, 2022
/s/ Karen H. Grimes Karen H. Grimes	Director	December 19, 2022
/s/ Derek T. Kan Derek T. Kan	Director	December 19, 2022
/s/ Carl B. Marbach Carl B. Marbach	Director	December 19, 2022
/s/ John A. McLean John A. McLean	Director	December 19, 2022
/s/ Wendell E. Pritchett Wendell E. Pritchett	Director	December 19, 2022

Signature	Title	Date
/s/ Paul E. Shapiro Paul E. Shapiro	Director	December 19, 2022
/s/ Scott D. Stowell Scott D. Stowell	Director	December 19, 2022

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation under the framework in *Internal Control — Integrated Framework,* our management concluded that our internal control over financial reporting was effective as of October 31, 2022.

During fiscal 2022, we completed the acquisition of the operations of Rialto Homes, LP ("Rialto"). In accordance with SEC Staff guidance permitting a company to exclude an acquired business from management's assessment of the effectiveness of internal control over financial reporting for the year in which the acquisition is completed, we have excluded Rialto from the Company's assessment of the effectiveness of internal control over financial reporting as of October 31, 2022. This acquisition represented less than 1% of the Company's total assets as of October 31, 2022 and less than 1% of the Company's revenues for the fiscal year ended October 31, 2022.

Our independent registered public accounting firm, Ernst & Young LLP, has issued its report, which is included herein, on the effectiveness of our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Toll Brothers, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Toll Brothers, Inc.'s internal control over financial reporting as of October 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Toll Brothers, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of October 31, 2022, based on the COSO criteria.

As indicated in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the operations of Rialto Homes, LP, which are included in the 2022 consolidated financial statements of the Company and constitute less than 1% of total assets as of October 31, 2022 and less than 1% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the operations of Rialto Homes, LP.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Company and our report dated December 19, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
December 19, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Toll Brothers, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Toll Brothers, Inc. (the Company) as of October 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the three years in the period ended October 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of October 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated December 19, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit and Risk Committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accrual for Self-Insurance

Description of the Matter	As described in Notes 1 and 7 of the consolidated financial statements, the Company maintains general liability insurance, including construction defect and bodily injury coverage, and workers' compensation insurance. These insurance policies protect the Company against a portion of the risk of loss from claims related to home building activities, subject to certain self-insured retentions, deductibles and other coverage limits. The Company accrues for expected costs associated with the self-insured retentions, deductibles and other coverage limits which constitute the accrual for self-insurance. The Company's accrual for self-insurance was $251.6 million as of October 31, 2022.
	The Company records expenses and accrues liabilities based on the estimated costs required to cover its self-insured liability under its insurance policies and the estimated costs of potential claims and claim adjustment expenses that are above coverage limits or that are not covered by insurance policies. These estimated costs are based on an analysis of historical claims and industry data. The majority of the accrual for self-insurance is an estimate of claims incurred but not yet reported ("IBNR").

The Company engages a third-party actuary that uses historical claim and expense data, input from the Company's internal legal and risk management groups, as well as industry data, to estimate the IBNR associated with the risks that the Company is assuming for its accrual for self-insurance, and other required costs to administer current and expected claims. These estimates are subject to uncertainty due to a variety of factors, the most significant being the long period of time between the delivery of a home to a home buyer and when a structural warranty or construction defect claim may be made, and the ultimate resolution of the claim.

Auditing the Company's estimate of IBNR was especially challenging as evaluating the projection of losses related to these liabilities requires actuarial assumptions that are subject to variability due to uncertainties regarding construction defect claims relative to markets and types of products the Company builds, insurance industry practices, and legal or regulatory actions and/or interpretations, among other factors. Key assumptions used in these estimates include claim frequencies, severity, and settlement patterns, which can occur over an extended period of time. In addition, the estimate of IBNR is sensitive to significant assumptions including changes in the frequency and severity of reported claims and loss development factors for reported claims.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's review of the estimate of IBNR, including controls over the significant assumptions and the data inputs used in the actuarial analysis. For example, we tested controls over management's review of the actuarial analysis, including its review of the model and methodology, significant assumptions and the data inputs used in the analysis.

To test the estimate of IBNR we performed audit procedures that included, among others, testing the significant assumptions as well as the completeness and accuracy of the underlying data used by the Company as inputs to develop the assumptions. We reviewed the Company's contractual self-insured retentions, deductibles and other coverage limits. We also evaluated management's conclusions about the Company's legal and contractual obligations with respect to certain claims. We involved our internal actuarial specialists to assist in evaluating the Company's estimate of IBNR, including evaluating the appropriateness of the model and methodology used by management, evaluating the reasonableness of the actuarial assumptions used by management and independently calculating an estimate of IBNR. We also evaluated the Company's disclosures in its consolidated financial statements.

Inventory Impairment

Description of the Matter

As described in Notes 1 and 3 of the consolidated financial statements, the Company states its inventory at cost unless an impairment exists, in which case the inventory is written down to fair value. For the year ended October 31, 2022, the Company recorded inventory impairment charges of $19.7 million to operating communities and land owned for future communities. The Company regularly evaluates whether there are any impairment indicators for inventory present at the community level. If impairment indicators are present, the Company reviews the carrying value of each community's inventory by comparing the estimated future undiscounted cash flows to the carrying value. For inventory for which the carrying value exceeds the future undiscounted cash flows, the Company writes down the carrying value of the inventory to its estimated fair value primarily based on a discounted cash flow model.

Auditing management's accounting for inventory impairment, its tests for recoverability and, when applicable, its measurement of impairment losses, was especially challenging and involved a high degree of subjectivity as a result of the assumptions and estimates inherent in these evaluations. In particular, management's assumptions and estimates included future home and/or land sales prices, the pace of future sales, and the applicable discount rates, which were sensitive to expectations about future demand, operations and economic factors. Additionally, the fair value of certain communities was highly sensitive to relatively small changes in one or more of those assumptions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's inventory impairment review process. For example, we tested controls over management's review of the significant assumptions and data inputs utilized in the calculation of future undiscounted and discounted cash flows, if applicable.
	To test the Company's estimated future cash flows used to test for the recoverability of a community and, if applicable, the measurement of an impairment loss, we performed audit procedures that included, among others, testing the significant assumptions discussed above and the underlying data used by the Company in its impairment analyses, evaluating the methodologies applied by management, and recalculating the total undiscounted and discounted cash flows, if applicable, in each analysis. In certain cases, we involved our internal real estate valuation specialists to assist in performing these procedures. We compared the significant assumptions used by management to historical sales data, sales trends, and observable market-specific data. We assessed the historical accuracy of management's estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of inventory that would result from changes in the assumptions. We also evaluated the Company's disclosures in its consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1983.

Philadelphia, Pennsylvania
December 19, 2022

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

	October 31,	
	2022	2021
ASSETS		
Cash and cash equivalents	$ 1,346,754	$ 1,638,494
Inventory	8,733,326	7,915,884
Property, construction, and office equipment – net	287,827	310,455
Receivables, prepaid expenses, and other assets *(1)*	747,228	738,078
Mortgage loans held for sale – at fair value	185,150	247,211
Customer deposits held in escrow	136,115	88,627
Investments in unconsolidated entities *(1)*	852,314	599,101
	$ 12,288,714	$ 11,537,850
LIABILITIES AND EQUITY		
Liabilities		
Loans payable	$ 1,185,275	$ 1,011,534
Senior notes	1,995,271	2,403,989
Mortgage company loan facility	148,863	147,512
Customer deposits	680,588	636,379
Accounts payable	619,411	562,466
Accrued expenses	1,345,987	1,220,235
Income taxes payable	291,479	215,280
Total liabilities	6,266,874	6,197,395
Equity		
Stockholders' equity		
Preferred stock, none issued	—	—
Common stock, 127,937 shares issued at October 31, 2022 and October 31, 2021	1,279	1,279
Additional paid-in capital	716,786	714,453
Retained earnings	6,166,732	4,969,839
Treasury stock, at cost — 18,312 and 7,820 shares at October 31, 2022 and October 31, 2021, respectively	(916,327)	(391,656)
Accumulated other comprehensive income ("AOCI")	37,618	1,109
Total stockholders' equity	6,006,088	5,295,024
Noncontrolling interest	15,752	45,431
Total equity	6,021,840	5,340,455
	$ 12,288,714	$ 11,537,850

(1) As of October 31, 2022 and 2021, receivables, prepaid expenses, and other assets or investments in unconsolidated entities include $81.3 million and $90.8 million, respectively, of assets related to consolidated variable interest entities ("VIEs"). See Note 4, "Investments in Unconsolidated Entities" for additional information regarding VIEs.

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amounts in thousands, except per share data)

		Year ended October 31,				
		2022		2021		2020
Revenues:						
Home sales	$	9,711,170	$	8,431,746	$	6,937,357
Land sales and other		564,388		358,615		140,302
		10,275,558		8,790,361		7,077,659
Cost of revenues:						
Home sales		7,237,409		6,538,454		5,534,103
Land sales and other		551,770		309,007		125,854
		7,789,179		6,847,461		5,659,957
Selling, general and administrative		977,753		922,023		867,442
Income from operations		1,508,626		1,020,877		550,260
Other:						
Income from unconsolidated entities		23,723		74,035		948
Other income – net		171,377		40,614		35,693
Expenses related to early retirement of debt		—		(35,211)		—
Income before income taxes		1,703,726		1,100,315		586,901
Income tax provision		417,226		266,688		140,277
Net income	$	1,286,500	$	833,627	$	446,624
Other comprehensive income (loss) – net of tax		36,509		8,307		(1,367)
Total comprehensive income	$	1,323,009	$	841,934	$	445,257
Per share:						
Basic earnings	$	11.02	$	6.72	$	3.43
Diluted earnings	$	10.90	$	6.63	$	3.40
Weighted-average number of shares:						
Basic		116,771		124,100		130,095
Diluted		117,975		125,807		131,247

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in thousands)

	Common Stock Shares	Common Stock $	Additional Paid-in Capital $	Retained Earnings $	Treasury Stock $	AOCI $	Stockholders' Equity $	Non-controlling Interest $	Total Equity $
Balance, 11/1/2019	152,937	1,529	726,879	4,774,422	(425,183)	(5,831)	5,071,816	46,877	5,118,693
Net income				446,624			446,624		446,624
Purchase of treasury stock					(634,057)		(634,057)		(634,057)
Exercise of stock options and stock based compensation issuances			(33,933)		58,786		24,853		24,853
Stock-based compensation			24,326				24,326		24,326
Dividends declared				(56,960)			(56,960)		(56,960)
Other comprehensive loss						(1,367)	(1,367)		(1,367)
Loss attributable to non-controlling interest							—	(10)	(10)
Capital contributions, net							—	5,374	5,374
Balance, 10/31/2020	152,937	1,529	717,272	5,164,086	(1,000,454)	(7,198)	4,875,235	52,241	4,927,476
Cumulative effect adjustment upon adoption of ASU 2016-13, net of tax				(595)			(595)		(595)
Net income				833,627			833,627		833,627
Purchase of treasury stock					(378,256)		(378,256)		(378,256)
Exercise of stock options and stock based compensation issuances			(26,006)		36,489		10,483		10,483
Stock-based compensation			23,187				23,187		23,187
Cancellation of treasury stock	(25,000)	(250)		(950,315)	950,565		—		—
Dividends declared				(76,964)			(76,964)		(76,964)
Other comprehensive income						8,307	8,307		8,307
Loss attributable to non-controlling interest							—	(6,770)	(6,770)
Capital distributions, net							—	(40)	(40)
Balance, 10/31/2021	127,937	1,279	714,453	4,969,839	(391,656)	1,109	5,295,024	45,431	5,340,455
Net income				1,286,500			1,286,500		1,286,500
Purchase of treasury stock					(542,739)		(542,739)		(542,739)
Exercise of stock options and stock based compensation issuances			(18,762)		18,068		(694)		(694)
Stock-based compensation			21,095				21,095		21,095
Dividends declared				(89,607)			(89,607)		(89,607)
Other comprehensive income						36,509	36,509		36,509
Income attributable to non-controlling interest							—	64	64
Capital distributions, net							—	(29,743)	(29,743)
Balance, 10/31/2022	127,937	1,279	716,786	6,166,732	(916,327)	37,618	6,006,088	15,752	6,021,840

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended October 31,		
	2022	2021	2020
Cash flow provided by operating activities:			
Net income	$ 1,286,500	$ 833,627	$ 446,624
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	76,816	76,250	68,873
Stock-based compensation	21,095	23,187	24,326
Income from unconsolidated entities	(23,723)	(74,035)	(948)
Distributions of earnings from unconsolidated entities	32,316	83,118	27,236
Deferred tax provision	(96,680)	11,815	97,780
Inventory impairments and write-offs	32,741	26,535	55,883
Property, construction and office equipment impairments	6,800	—	—
Loss (gain) on sale of assets	576	(38,706)	(12,970)
Other	3,781	(406)	(3,774)
Expenses related to early retirement of debt	—	35,211	—
Changes in operating assets and liabilities:			
Inventory	(618,829)	(196,227)	352,858
Origination of mortgage loans	(2,035,637)	(2,178,468)	(1,815,824)
Sale of mortgage loans	2,086,358	2,159,827	1,806,278
Receivables, prepaid expenses, and other assets	(95,018)	135,806	(176,293)
Current income taxes – net	160,500	25,131	(4,190)
Customer deposits – net	(3,279)	165,637	70,423
Accounts payable and accrued expenses	152,499	214,825	71,835
Net cash provided by operating activities	986,816	1,303,127	1,008,117
Cash flow used in investing activities:			
Purchase of property, construction, and office equipment – net	(71,726)	(66,878)	(109,564)
Investments in unconsolidated entities	(226,724)	(221,932)	(71,650)
Return of investments in unconsolidated entities	116,769	203,504	47,403
Proceeds from the sale of assets	28,309	80,418	15,617
Business acquisitions	—	—	(60,349)
Other	196	652	698
Net cash used in investing activities	(153,176)	(4,236)	(177,845)
Cash flow used in financing activities:			
Proceeds from loans payable	4,304,635	3,158,033	4,027,152
Principal payments of loans payable	(4,356,185)	(3,425,065)	(4,112,956)
Redemption of senior notes	(409,856)	(294,168)	—
(Payments) proceeds for stock-based benefit plans – net	(690)	10,487	24,856
Purchase of treasury stock	(542,739)	(378,256)	(634,057)
Dividends paid	(88,901)	(76,623)	(56,588)
Payments related to noncontrolling interest – net	(25,766)	(5,491)	(1,718)
Net cash used in financing activities	(1,119,502)	(1,011,083)	(753,311)
Net decrease in cash, cash equivalents, and restricted cash	(285,862)	287,808	76,961
Cash, cash equivalents, and restricted cash, beginning of period	1,684,412	1,396,604	1,319,643
Cash, cash equivalents, and restricted cash, end of period	$ 1,398,550	$ 1,684,412	$ 1,396,604

See accompanying notes.

Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Toll Brothers, Inc. (the "Company," "we," "us," or "our"), a Delaware corporation, and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in 50% or less owned partnerships and affiliates are accounted for using the equity method unless it is determined that we have effective control of the entity, in which case we would consolidate the entity.

References herein to fiscal year refer to our fiscal years ended or ending October 31.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles ("GAAP") requires us to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. In times of economic disruption when uncertainty regarding future economic conditions is heightened, these estimates and assumptions are subject to greater variability. As a result, actual results could differ from the estimates and assumptions we make that affect the amounts reported in the Consolidated Financial Statements and accompanying notes, and such differences may be material.

Cash and Cash Equivalents

Liquid investments or investments with original maturities of three months or less are classified as cash equivalents. Our cash balances exceed federally insurable limits. We monitor the cash balances in our operating accounts and adjust the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, we have experienced no loss or lack of access to cash in our operating accounts.

Inventory

Inventory is stated at cost unless an impairment exists, in which case it is written down to fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 360, "Property, Plant, and Equipment" ("ASC 360"). In addition to direct land acquisition costs, land development costs, and home construction costs, costs also include interest, real estate taxes, and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction. For those communities that have been temporarily closed, no additional capitalized interest is allocated to a community's inventory until it reopens. While the community remains closed, carrying costs such as real estate taxes are expensed as incurred.

We capitalize certain interest costs to qualified inventory during the development and construction period of our communities in accordance with ASC 835-20, "Capitalization of Interest" ("ASC 835-20"). Capitalized interest is charged to home sales cost of sales revenues when the related inventory is delivered. Interest incurred on home building indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the Consolidated Statements of Operations and Comprehensive Income in the period incurred. During fiscal 2022, 2021 and 2020, the Company's qualified inventory exceeded its indebtedness and substantially all interest incurred was capitalized to inventory. See Note 3, "Inventory".

Once a parcel of land has been approved for development and we open one of our typical communities, it may take four or more years to fully develop, sell, and deliver all the homes in such community. Longer or shorter time periods are possible depending on the number of home sites in a community and the sales and delivery pace of the homes in a community. Our master-planned communities, consisting of several smaller communities, may take up to 10 years or more to complete. Because our inventory is considered a long-lived asset under GAAP, we are required, under ASC 360, to regularly review the carrying value of each community and write down the value of those communities for which we believe the values are not recoverable.

Operating Communities: When the profitability of an operating community deteriorates, the sales pace declines significantly, or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the community to its carrying value. If the estimated future undiscounted cash flow is less than the community's carrying value, the carrying value is written down to its estimated fair value. Estimated fair value is primarily determined by discounting the estimated future cash flow of each community. The impairment is charged to home sales cost of revenues in the period in which the impairment is determined. In estimating the future undiscounted cash flow of a community, we use various estimates such as (i) the expected sales pace in a community, based upon general economic conditions that will have a short-term or long-term impact on the market in which the community is located and on competition within the market, including the number of home sites available and pricing and incentives being offered in other communities owned by us or by other builders; (ii) the expected sales prices and sales incentives to be offered in a community; (iii) costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development, home construction, interest, and overhead costs; (iv) alternative product offerings that may be offered in a community that will have an impact on sales pace, sales price, building cost, or the number of homes that can be built on a particular site; and (v) alternative uses for the property such as the possibility of a sale of the entire community to another builder or the sale of individual home sites.

Future Communities: We evaluate all land held for future communities or future sections of operating communities, whether owned or under contract, to determine whether or not we expect to proceed with the development of the land as originally contemplated. This evaluation encompasses the same types of estimates used for operating communities described above, as well as an evaluation of the regulatory environment applicable to the land and the estimated probability of obtaining the necessary approvals, the estimated time and cost it will take to obtain the approvals, and the possible concessions that may be required to be given in order to obtain them. Concessions may include cash payments to fund improvements to public places such as parks and streets, dedication of a portion of the property for use by the public or as open space, or a reduction in the density or size of the homes to be built. Based upon this review, we decide (i) as to land under contract to be purchased, whether the contract will likely be terminated or renegotiated, and (ii) as to land owned, whether the land will likely be developed as contemplated or in an alternative manner, or should be sold. We then further determine whether costs that have been capitalized to the community are recoverable or should be written off. The write-off is charged to home sales cost of revenues in the period in which the need for the write-off is determined.

The estimates used in the determination of the estimated cash flows and fair value of both current and future communities are based on factors known to us at the time such estimates are made and our expectations of future operations and economic conditions. Should the estimates or expectations used in determining estimated fair value deteriorate in the future, we may be required to recognize additional impairment charges and write-offs related to current and future communities and such amounts could be material.

Variable Interest Entities

We are required to consolidate variable interest entities ("VIEs") in which we have a controlling financial interest in accordance with ASC 810, "Consolidation" ("ASC 810"). A controlling financial interest will have both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance, and (ii) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Our variable interest in VIEs may be in the form of equity ownership, contracts to purchase assets, management services and development agreements between us and a VIE, loans provided by us to a VIE or other member, and/or guarantees provided by members to banks and other parties.

We have a significant number of land purchase contracts and financial interests in other entities which we evaluate in accordance with ASC 810. We analyze our land purchase contracts and the entities in which we have an investment to determine whether the land sellers and entities are VIEs and, if so, whether we are the primary beneficiary ("PB"). We examine specific criteria and use our judgment when determining if we are the primary beneficiary of a VIE. Factors considered in determining whether we are the primary beneficiary include risk and reward sharing, experience and financial condition of other member(s), voting rights, involvement in day-to-day capital and operating decisions, representation on a VIE's executive committee, existence of unilateral kick-out rights or voting rights, level of economic disproportionality between us and the other member(s), and contracts to purchase assets from VIEs. The determination whether an entity is a VIE and, if so, whether we are the primary beneficiary may require significant judgment.

Property, Construction, and Office Equipment

Property, construction, and office equipment are recorded at cost and are stated net of accumulated depreciation of $289.4 million and $266.3 million at October 31, 2022 and 2021, respectively. For property and equipment related to onsite sales centers, depreciation is recorded using the units of production method as homes are delivered. For all other property and equipment, depreciation is recorded using a straight-line method over the estimated useful lives of the related assets. In fiscal 2022, 2021, and 2020, we recognized $75.9 million, $74.8 million, and $67.6 million of depreciation expense, respectively.

Mortgage Loans Held for Sale

Residential mortgage loans held for sale are measured at fair value in accordance with the provisions of ASC 825, "Financial Instruments" ("ASC 825"). We believe the use of ASC 825 improves consistency of mortgage loan valuations between the date the borrower locks in the interest rate on the pending mortgage loan and the date of the mortgage loan sale. At the end of the reporting period, we determine the fair value of our mortgage loans held for sale and the forward loan commitments we have entered into as a hedge against the interest rate risk of our mortgage loans using the market approach to determine fair value. The evaluation is based on the current market pricing of mortgage loans with similar terms and values as of the reporting date, and such pricing is applied to the mortgage loan portfolio. We recognize the difference between the fair value and the unpaid principal balance of mortgage loans held for sale as a gain or loss. In addition, we recognize the change in fair value of our forward loan commitments as a gain or loss. Interest income on mortgage loans held for sale is calculated based upon the stated interest rate of each loan. In addition, the recognition of net origination costs and fees associated with residential mortgage loans originated are expensed as incurred. These gains and losses, interest income, and origination costs and fees are recognized in "Other income – net" in the Consolidated Statements of Operations and Comprehensive Income.

Investments in Unconsolidated Entities

In accordance with ASC 323, "Investments—Equity Method and Joint Ventures," we review each of our investments on a quarterly basis for indicators of impairment. A series of operating losses of an investee, the inability to recover our invested capital, or other factors may indicate that a loss in value of our investment in the unconsolidated entity has occurred. If a loss exists, we further review the investment to determine if the loss is other than temporary, in which case we write down the investment to its estimated fair value. The evaluation of our investment in unconsolidated entities entails a detailed cash flow analysis using many estimates, including, but not limited to, expected sales pace, expected sales prices, expected incentives, costs incurred and anticipated, sufficiency of financing and capital, competition, market conditions, and anticipated cash receipts, in order to determine projected future distributions from the unconsolidated entity. In addition, for investments in rental properties, we review rental trends, expected future expenses, and expected cash flows to determine estimated fair values of the properties.

Our unconsolidated entities that develop land or develop for-sale homes and condominiums evaluate their inventory in a similar manner as we do. See "Inventory" above for more detailed disclosure on our evaluation of inventory. For our unconsolidated entities that own, develop, and manage for-rent residential apartments, we review rental trends, expected future expenses, and expected future cash flows to determine estimated fair values of the underlying properties. If a valuation adjustment is recorded by an unconsolidated entity related to its assets, our proportionate share is reflected in income from unconsolidated entities with a corresponding decrease to our investment in unconsolidated entities.

We are a party to several joint ventures with unrelated parties to develop and sell land that is owned by the joint ventures. We recognize our proportionate share of the earnings from the sale of home sites to other builders, including our joint venture partners. We do not recognize earnings from the home sites we purchase from these ventures at the time of purchase; instead, our cost basis in those home sites is reduced by our share of the earnings realized by the joint venture from sales of those home sites to us.

We are also a party to several other joint ventures. We recognize our proportionate share of the earnings and losses of our unconsolidated entities.

Fair Value Disclosures

We use ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"), to measure the fair value of certain assets and liabilities. ASC 820 provides a framework for measuring fair value in accordance with GAAP, establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and requires certain disclosures about fair value measurements.

The fair value hierarchy is summarized below:

Level 1: Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2: Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3: Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

Derivative Instruments and Hedging Activities

Our objective in entering into derivative transactions is to manage our exposure to interest rate movements associated with certain variable rate debt, mortgage loans held for sale and forward loan commitments we have entered into related to our mortgage operations. We recognize derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value.

We have entered into interest rate swaps related to a portion of our variable rate debt. These derivative transactions are designated as cash flow hedges. The entire change in the fair value of these derivative transactions included in the assessment of hedge effectiveness is initially reported in accumulated other comprehensive income (loss) and subsequently reclassified to home sales cost of revenues in the accompanying Consolidated Statements of Operations and Comprehensive Income when the hedged transaction affects earnings. If it is determined that a derivative is not highly effective as a hedge, or if the hedged forecasted transaction is no longer probable of occurring, the amount recognized in Accumulated other comprehensive income (loss) is released to earnings.

Our derivative transactions related to our mortgage loans held for sale and our forward loan commitments are not designated as hedges and therefore the entire change in the fair value of these derivative transactions is included as a gain or loss in Other income – net in the accompanying Consolidated Statements of Operations and Comprehensive Income.

See Note 12 "Fair Value Disclosures" for more information.

Treasury Stock

Treasury stock is recorded at cost. Issuance of treasury stock is accounted for on a first-in, first-out basis. Differences between the cost of treasury stock and the re-issuance proceeds are charged to additional paid-in capital. When treasury stock is cancelled, any excess purchase price over par value is charged directly to retained earnings. In fiscal 2021, we cancelled 25 million shares of treasury stock.

Revenue and Cost Recognition

Home sales revenues: Revenues and cost of revenues from home sales are recognized at the time each home is delivered and title and possession are transferred to the buyer. For the majority of our home closings, our performance obligation to deliver a home is satisfied in less than one year from the date a binding sale agreement is signed. In certain states where we build, we are not able to complete certain outdoor features prior to the closing of the home. To the extent these separate performance obligations are not complete upon the home closing, we defer the portion of the home sales revenues related to these obligations and subsequently recognize the revenue upon completion of such obligations. As of October 31, 2022, the home sales revenues and related costs we deferred related to these obligations were immaterial. Our contract liabilities, consisting of deposits received from customers for sold but undelivered homes, totaled $680.6 million and $636.4 million at October 31, 2022 and October 31, 2021, respectively. Of the outstanding customer deposits held as of October 31, 2021, we recognized $515.6 million in home sales revenues during the fiscal year ended October 31, 2022. Of the outstanding customer deposits held as of October 31, 2020, we recognized $382.1 million in home sales revenues during the fiscal year ended October 31, 2021.

For our standard attached and detached homes, land, land development, and related costs, both incurred and estimated to be incurred in the future, are amortized to the cost of homes closed based upon the total number of homes to be constructed in each community. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated land, land development, and related costs subsequent to the commencement of delivery of homes are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method. The estimated land, common area development, and related costs of master-planned communities, including the cost of golf courses, net of their estimated residual value, are allocated to individual communities within a master-planned community on a relative sales value basis. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs are allocated to the remaining home sites in each of the communities of the master-planned community.

For high-rise/mid-rise projects, land, land development, construction, and related costs, both incurred and estimated to be incurred in the future, are generally amortized to the cost of units closed based upon an estimated relative sales value of the units closed to the total estimated sales value. Any changes resulting from a change in the estimated total costs or revenues of the project are allocated to the remaining units to be delivered.

Land sales and other revenues: Our revenues from land sales and other generally consist of: (1) land sales to joint ventures in which we retain an interest; (2) lot sales to third-party builders within our master-planned communities; (2) land sales to joint ventures in which we retain an interest; (3) bulk land sales to third parties of land we have decided no longer meets our development criteria; and (4) sales of commercial and retail properties generally located at our City Living projects. In general, our performance obligation for each of these land sales is fulfilled upon the delivery of the land, which generally coincides with the receipt of cash consideration from the counterparty. For land sale transactions that contain repurchase options, revenues and related costs are not recognized until the repurchase option expires. In addition, when we sell land to a joint venture in which we retain an interest, we do not recognize revenue or gains on the sale to the extent of our retained interest in such joint venture.

Forfeited Customer Deposits: Forfeited customer deposits are recognized in "Home sales revenues" in our Consolidated Statements of Operations and Comprehensive Income in the period in which we determine that the customer will not complete the purchase of the home and we have the right to retain the deposit.

Sales Incentives: In order to promote sales of our homes, we may offer our home buyers sales incentives. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives are reflected as a reduction in home sales revenues. Incentives are recognized at the time the home is delivered to the home buyer and we receive the sales proceeds.

Advertising Costs

We expense advertising costs as incurred. Advertising costs, including brochures and signage, were $42.5 million, $39.1 million, and $46.3 million for the years ended October 31, 2022, 2021, and 2020, respectively.

Warranty and Self-Insurance

Warranty: We provide all of our home buyers with a limited warranty as to workmanship and mechanical equipment. We also provide many of our home buyers with a limited 10-year warranty as to structural integrity. We accrue for expected warranty costs at the time each home is closed and title and possession are transferred to the home buyer. Warranty costs are accrued based upon historical experience. Adjustments to our warranty liabilities related to homes delivered in prior periods are recorded in the period in which a change in our estimate occurs. Over the past several years, we have had a significant number of warranty claims related primarily to homes built in Pennsylvania and Delaware. See Note 7 – "Accrued Expenses" for additional information regarding these warranty charges.

Self-Insurance: We maintain, and require the majority of our subcontractors to maintain, general liability insurance (including construction defect and bodily injury coverage) and workers' compensation insurance. These insurance policies protect us against a portion of our risk of loss from claims related to our home building activities, subject to certain self-insured retentions, deductibles and other coverage limits ("self-insured liability"). We also provide general liability insurance for our subcontractors in Arizona, California, Colorado, Nevada, Washington, and certain areas of Texas, where eligible subcontractors are enrolled as insureds under our general liability insurance policies in each community in which they perform work. For those enrolled subcontractors, we absorb their general liability associated with the work performed on our homes within the applicable community as part of our overall general liability insurance and our self-insured liability.

We record expenses and liabilities based on the estimated costs required to cover our self-insured liability and the estimated costs of potential claims and claim adjustment expenses that are above our coverage limits or that are not covered by our insurance policies. These estimated costs are based on an analysis of our historical claims and industry data, and include an estimate of claims incurred but not yet reported ("IBNR").

We engage a third-party actuary that uses our historical claim and expense data, input from our internal legal and risk management groups, as well as industry data, to estimate our liabilities related to unpaid claims, IBNR associated with the risks that we are assuming for our self-insured liability, and other required costs to administer current and expected claims. These estimates are subject to uncertainty due to a variety of factors, the most significant being the long period of time between the delivery of a home to a home buyer and when a structural warranty or construction defect claim may be made, and the ultimate resolution of the claim. Though state regulations vary, construction defect claims may be reported and resolved over a prolonged period of time, which can extend for 10 years or longer. As a result, the majority of the estimated liability relates to IBNR. Adjustments to our liabilities related to homes delivered in prior years are recorded in the period in which a change in our estimate occurs.

The projection of losses related to these liabilities requires actuarial assumptions that are subject to variability due to uncertainties regarding construction defect claims relative to our markets and the types of product we build, insurance industry practices, and legal or regulatory actions and/or interpretations, among other factors. Key assumptions used in these estimates include claim frequencies, severity, and settlement patterns, which can occur over an extended period of time. In addition, changes in the frequency and severity of reported claims and the estimates to settle claims can impact the trends and assumptions used in the actuarial analysis, which could be material to our consolidated financial statements. Due to the degree of judgment required, and the potential for variability in these underlying assumptions, our actual future costs could differ from those estimated, and the difference could be material to our consolidated financial statements.

Stock-Based Compensation

We account for our stock-based compensation in accordance with ASC 718, "Compensation – Stock Compensation" ("ASC 718"). We use a lattice model for the valuation of our stock option grants. The option pricing models used are designed to estimate the value of options that, unlike employee stock options and restricted stock units, can be traded at any time and are transferable. In addition to restrictions on trading, employee stock options and restricted stock units may include other restrictions such as vesting periods. Further, such models require the input of highly subjective assumptions, including the expected volatility of the stock price. Stock-based compensation expense is generally included in "Selling, general and administrative" expense in our Consolidated Statements of Operations and Comprehensive Income. We recognize forfeitures of stock-based awards as a reduction to compensation expense in the period in which they occur.

Legal Expenses

Transactional legal expenses for land acquisition and entitlement, and financing are capitalized and expensed over their appropriate life. We expense legal fees related to litigation, warranty and insurance claims when incurred.

Income Taxes

We account for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). Deferred tax assets and liabilities are recorded based on temporary differences between the amounts reported for financial reporting purposes and the amounts reported for income tax purposes. In accordance with the provisions of ASC 740, we assess the realizability of our deferred tax assets. A valuation allowance must be established when, based upon available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. See "Income Taxes – Valuation Allowance" below.

Federal and state income taxes are calculated on reported pre-tax earnings based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. We establish reserves for income taxes when, despite the belief that our tax positions are fully supportable, we believe that our positions may be challenged and disallowed by various tax authorities. The consolidated tax provisions and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision in the period in which such determination is made.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. ASC 740 requires a company to recognize the financial statement effect of a tax position when it is "more-likely-than-not" (defined as a substantiated likelihood of more than 50%), based on the technical merits of the position, that the position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Our inability to determine that a tax position meets the more-likely-than-not recognition threshold does not mean that the Internal Revenue Service ("IRS") or any other taxing authority will disagree with the position that we have taken.

If a tax position does not meet the more-likely-than-not recognition threshold, despite our belief that our filing position is supportable, the benefit of that tax position is not recognized in the Consolidated Statements of Operations and Comprehensive Income and we are required to accrue potential interest and penalties until the uncertainty is resolved. Potential interest and penalties are recognized as a component of the provision for income taxes. Differences between amounts taken in a tax return and amounts recognized in the financial statements are considered unrecognized tax benefits. We believe that we have a reasonable basis for each of our filing positions and intend to defend those positions if challenged by the IRS or other taxing jurisdiction. If the IRS or other taxing authorities do not disagree with our position, and after the statute of limitations expires, we will recognize the unrecognized tax benefit in the period that the uncertainty of the tax position is eliminated.

Income Taxes — Valuation Allowance

We assess the need for valuation allowances for deferred tax assets in each period based on whether it is more-likely-than-not that some portion of the deferred tax asset would not be realized. If, based on the available evidence, it is more-likely-than-not that such asset will not be realized, a valuation allowance is established against a deferred tax asset. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under tax law. This assessment considers, among other matters, the nature, consistency, and magnitude of current and cumulative income and losses; forecasts of future profitability; the duration of statutory carryback or carryforward periods; our experience with operating loss and tax credit carryforwards being used before expiration; tax planning alternatives: and outlooks for the U.S. housing industry and broader economy. Changes in existing tax laws or rates could also affect our actual tax results. Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods, actual results could differ from the estimates used in our assessment that could have a material impact on our consolidated results of operations or financial position.

Segment Reporting

We operate in the following five geographic segments, with current operations generally located in the states listed below:

Eastern Region:
- The **North** region: Connecticut, Delaware, Illinois, Massachusetts, Michigan, New Jersey, New York and Pennsylvania;
- The **Mid-Atlantic** region: Georgia, Maryland, North Carolina, Tennessee and Virginia;
- The **South** region: Florida, South Carolina and Texas;

Western Region:
- The **Mountain** region: Arizona, Colorado, Idaho, Nevada and Utah; and
- The **Pacific** region: California, Oregon and Washington.

Our geographic reporting segments are consistent with how our chief operating decision makers are assessing operating performance and allocating capital.

At October 31, 2022, we concluded that our City Living operations were no longer a reportable operating segment, primarily due to its insignificance as a result of the change in structure and shift in strategy for its operations. Therefore, we have five operating segments as reflected above. Amounts reported in prior periods have been restated to conform to the fiscal 2022 presentation. The realignment did not have any impact on our consolidated financial position, results of operations, earnings per share or cash flows for the periods presented.

As the result of recent acquisitions, we commenced operations in San Antonio, Texas in fiscal 2022 and Tennessee in fiscal 2020.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). ASU 2016-13 replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. ASU 2016-13 became effective for our fiscal year beginning November 1, 2020, and we adopted the standard under the modified retrospective transition method. As a result of the adoption, we recognized a cumulative effect adjustment, net of tax, of $0.6 million to the opening balance of retained earnings. The adoption of ASU 2016-13 did not have a material impact on our consolidated financial statements or disclosures, and there have been no significant changes to our internal controls, processes, or systems as a result of implementing this new standard.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848)," as amended by ASU 2021-01 in January 2021, directly addressing the effects of reference rate reform on financial reporting as a result of the cessation of the publication of certain LIBOR rates beginning December 31, 2021, with complete elimination of the publication of the LIBOR rates by June 30, 2023. The guidance provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform by virtue of referencing LIBOR or another reference rate expected to be discontinued. This guidance became effective on March 12, 2020 and can be adopted no later than December 31, 2022, with early adoption permitted. We are currently evaluating the impact, but do not expect that the adoption of ASU 2020-04, as amended by ASU 2021-01, will have a material impact on our Consolidated Balance Sheet or Consolidated Statement of Operations and Comprehensive Income.

Reclassification

Certain prior period amounts have been reclassified to conform to the fiscal 2022 presentation.

2. Acquisitions

In fiscal 2022, we acquired substantially all of the assets and operations of a privately-held home builder with operations in San Antonio, Texas for approximately $48.1 million in cash. The assets acquired, which consisted of 16 communities, were primarily inventory, including approximately 450 home sites owned or controlled through land purchase agreements. This acquisition was accounted for as an asset acquisition and was not material to our results of operations or financial condition.

In fiscal 2021, we acquired substantially all of the assets and operations of a privately-held home builder with operations in Las Vegas, Nevada for approximately $38.8 million in cash. The assets acquired were primarily inventory for future communities, including approximately 550 home sites owned or controlled through land purchase agreements. This acquisition was accounted for as an asset acquisition and was not material to our results of operations or financial condition.

In fiscal 2020, we acquired substantially all of the assets and operations of an urban infill builder with operations in Atlanta, Georgia and Nashville, Tennessee, and a builder with operations in Colorado Springs, Colorado. The aggregate purchase price for these acquisitions was approximately $79.2 million in cash. The assets acquired were primarily inventory, including approximately 1,100 home sites owned or controlled through land purchase agreements. One of these acquisitions was accounted for as a business combination and neither were material to our results of operations or financial condition.

3. Inventory

Inventory at October 31, 2022 and 2021 consisted of the following (amounts in thousands):

	2022	2021
Land controlled for future communities	$ 240,751	$ 185,656
Land owned for future communities	808,851	564,737
Operating communities	7,683,724	7,165,491
	$ 8,733,326	$ 7,915,884

Operating communities include communities offering homes for sale; communities that have sold all available home sites but have not completed delivery of the homes; communities that were previously offering homes for sale but are temporarily closed due to business conditions or non-availability of improved home sites and that are expected to reopen within 12 months of the end of the fiscal year being reported on; and communities preparing to open for sale. The carrying value attributable to operating communities includes the cost of homes under construction, land and land development costs, the carrying cost of home sites in current and future phases of these communities, and the carrying cost of model homes.

Communities that were previously offering homes for sale but are temporarily closed due to business conditions, do not have any remaining backlog, and are not expected to reopen within 12 months of the end of the fiscal period being reported on are included in land owned for future communities. Backlog consists of homes under contract but not yet delivered to our home buyers ("backlog").

The amounts we have provided for inventory impairment charges and the expensing of costs that we believed not to be recoverable in each of the three fiscal years ended October 31, 2022, 2021, and 2020, are shown in the table below (amounts in thousands):

Charge:	2022	2021	2020
Land controlled for future communities	$ 13,051	$ 5,620	$ 23,539
Land owned for future communities	19,690	19,805	31,669
Operating communities	—	1,110	675
	$ 32,741	$ 26,535	$ 55,883

See Note 12, "Fair Value Disclosures," for information regarding (1) the number of operating communities that we tested for potential impairment, the number of operating communities in which we recognized impairment charges, the amount of impairment charges recognized, and the fair value of those communities, net of impairment charges. and (2) the number of future communities impaired, the amount of impairment charges recognized, and the fair value of those communities, net of impairment charges.

See Note 14, "Commitments and Contingencies," for information regarding land purchase contracts.

At October 31, 2022, we evaluated our land purchase contracts, including those to acquire land for apartment developments, to determine whether any of the selling entities were VIEs and, if they were, whether we were the primary beneficiary of any of them. Under these land purchase contracts, we do not possess legal title to the land; our maximum exposure to loss is generally limited to deposits paid to the sellers and predevelopment costs incurred; and the creditors of the sellers generally have no recourse against us. At October 31, 2022, we determined that 237 land purchase contracts, with an aggregate purchase price of $3.89 billion, on which we had made aggregate deposits totaling $417.6 million, were VIEs, but that we were not the primary beneficiary of any VIE related to such land purchase contracts. At October 31, 2021, we determined that 289 land purchase contracts, with an aggregate purchase price of $3.67 billion, on which we had made aggregate deposits totaling $302.4 million, were VIEs, but that we were not the primary beneficiary of any VIE related to such land purchase contracts.

Interest incurred, capitalized, and expensed in each of the three fiscal years ended October 31, 2022, 2021, and 2020, was as follows (amounts in thousands):

		2022		2021		2020
Interest capitalized, beginning of year	$	253,938	$	297,975	$	311,323
Interest incurred		135,029		152,986		172,530
Interest expensed to home sales cost of revenues		(164,831)		(187,237)		(174,375)
Interest expensed to land sales and other cost of revenues		(5,788)		(4,372)		(5,443)
Interest expensed in other income – net		—		—		(2,440)
Interest reclassified to property, construction and office equipment - net		—		(1,034)		—
Interest capitalized on investments in unconsolidated entities		(6,699)		(4,574)		(3,835)
Previously capitalized interest transferred to investments in unconsolidated entities		(2,412)		—		—
Previously capitalized interest on investments in unconsolidated entities transferred to inventory		231		194		215
Interest capitalized, end of year	$	209,468	$	253,938	$	297,975

During the years ended October 31, 2022 and October 31, 2021, we recognized approximately $(2.9) million and $0.9 million of net (gains) losses related to our interest rate swaps which is included in accumulated other comprehensive income, respectively, and approximately $(31,300) and $211,000 of net (gains) losses were reclassified out of accumulated other comprehensive income to home sales cost of revenues, respectively. No similar amounts were incurred during the year ended October 31, 2020.

4. Investments in Unconsolidated Entities

We have investments in various unconsolidated entities and our ownership interest in these investments range from 5.0% to 50%. These entities, which are structured as joint ventures either (i) develop land for the joint venture participants and for sale to outside builders ("Land Development Joint Ventures"); (ii) develop for-sale homes ("Home Building Joint Ventures"); (iii) develop luxury for-rent residential apartments and single family homes, commercial space, and a hotel ("Rental Property Joint Ventures"), or (iv) provide financing and land banking to residential builders and developers for the acquisition and development of land and home sites ("Gibraltar Joint Ventures"). In fiscal 2022, 2021 and 2020, we recognized income from the unconsolidated entities in which we had an investment of $23.7 million, $74.0 million, and $0.9 million, respectively.

The table below provides information as of October 31, 2022, regarding active joint ventures that we are invested in, by joint venture category ($ amounts in thousands):

		Land Development Joint Ventures		Home Building Joint Ventures		Rental Property Joint Ventures		Gibraltar Joint Ventures		Total
Number of unconsolidated entities		15		3		41		4		63
Investment in unconsolidated entities (1)	$	343,314	$	49,385	$	441,399	$	18,216	$	852,314
Number of unconsolidated entities with funding commitments by the Company		9		1		18		1		29
Company's remaining funding commitment to unconsolidated entities (2)	$	180,812	$	20,072	$	90,900	$	12,533	$	304,317

(1) Our total investment includes $100.2 million related to 13 unconsolidated joint venture-related variable interests in VIEs and our maximum exposure to losses related to these VIEs is approximately $200.0 million as of October 31, 2022. Our ownership interest in such unconsolidated Joint Venture VIEs ranges from 20% to 50%.
(2) Our remaining funding commitment includes approximately $105.0 million related to our unconsolidated joint venture-related variable interests in VIEs.

The table below provides information as of October 31, 2021, regarding active joint ventures that we are invested in, by joint venture category ($ amounts in thousands):

	Land Development Joint Ventures		Home Building Joint Ventures		Rental Property Joint Ventures		Gibraltar Joint Ventures		Total	
Number of unconsolidated entities		12		2		32		4		50
Investment in unconsolidated entities *(1)*	$	243,767	$	12,944	$	316,580	$	25,810	$	599,101
Number of unconsolidated entities with funding commitments by the Company		9		—		9		1		19
Company's remaining funding commitment to unconsolidated entities *(2)*	$	173,786	$	—	$	50,800	$	23,424	$	248,010

(1) Our total investment includes $105.2 million related to 12 unconsolidated joint venture-related variable interests in VIEs and our maximum exposure to losses related to these VIEs is approximately $290.6 million as of October 31, 2021. Our ownership interest in such unconsolidated Joint Venture VIEs ranges from 20% to 50%.
(2) Our remaining funding commitment includes approximately $184.5 million related to our unconsolidated joint venture-related variable interests in VIEs.

Certain joint ventures in which we have investments obtained debt financing to finance a portion of their activities. The table below provides information at October 31, 2022, regarding the debt financing obtained by category ($ amounts in thousands):

	Land Development Joint Ventures		Home Building Joint Ventures		Rental Property Joint Ventures		Total	
Number of joint ventures with debt financing		10		2		35		47
Aggregate loan commitments	$	557,185	$	219,650	$	3,317,261	$	4,094,096
Amounts borrowed under commitments	$	444,306	$	17,583	$	1,774,567	$	2,236,456

The table below provides information at October 31, 2021, regarding the debt financing obtained by category ($ amounts in thousands):

	Land Development Joint Ventures		Rental Property Joint Ventures		Total	
Number of joint ventures with debt financing		7		27		34
Aggregate loan commitments	$	422,446	$	2,351,156	$	2,773,602
Amounts borrowed under commitments	$	328,173	$	1,342,918	$	1,671,091

More specific and/or recent information regarding our investments in and future commitments to these entities is provided below.

New Joint Ventures

The table below provides information on joint ventures entered into during fiscal 2022 ($ amounts in thousands):

	Land Development Joint Ventures		Home Building Joint Ventures		Rental Property Joint Ventures		Gibraltar Joint Ventures	
Number of unconsolidated joint ventures entered into during the period		3		2		12		1
Investment balance at October 31, 2022	$	48,600	$	48,700	$	132,200	$	2,700

In the fourth quarter of fiscal 2022, we entered into two joint ventures with an unrelated party to develop two luxury condominium communities in the New York City metropolitan area. Prior to the formation of these ventures, we capitalized approximately $106.5 million of land and land development costs. Our partner acquired a 55% interest in these ventures for approximately $61.0 million, which equaled our pro-rata cost basis. We received cash of $61.2 million as a result of these formations, which included a combination of partner and loan proceeds, resulting in our initial investment in these ventures of $45.5 million. Concurrent with their formation, the joint ventures entered into construction loan agreements aggregating $219.7 million to finance the remaining development of these projects, of which $17.6 million was borrowed at the closing of the ventures.

The table below provides information on joint ventures entered into during fiscal 2021 ($ amounts in thousands):

	Land Development Joint Ventures	Rental Property Joint Ventures
Number of unconsolidated joint ventures entered into during the period	6	11
Investment balance at October 31, 2021	$ 112,400	$ 112,900

Results of Operations and Intra-entity Transactions

In fiscal 2022, 2021 and 2020, certain of our Rental Property Joint Ventures sold their underlying assets to unrelated parties or to our joint venture partner. In connection with these sales, we recognized gains of $21.0 million, $74.8 million, and $10.7 million, respectively, which is included in "Income from unconsolidated entities" in our Consolidated Statements of Operations and Comprehensive Income.

In fiscal 2022, 2021 and 2020, we recognized other-than-temporary impairment charges on our investments in certain Home Building and Rental Property Joint Ventures of $8.0 million and $2.1 million and $6.0 million, respectively.

In fiscal 2022, 2021 and 2020, we purchased land from unconsolidated entities, principally related to our acquisition of lots from our Land Development Joint Ventures, totaling $54.8 million, $18.5 million, and $17.6 million, respectively. Our share of income from the lots we acquired was insignificant in each period. We sold land to unconsolidated entities, which principally involved land sales to our Home Building and Rental Property Joint Ventures, totaling $434.2 million, $227.8 million and $74.1 million in our fiscal 2022, 2021 and 2020. These amounts are included in "Land sales and other revenue" on our Consolidated Statements of Operations and Comprehensive Income and are generally sold at or near our land basis.

At October 31, 2022 and 2021, we had receivables due from joint ventures totaling $51.7 million and $16.6 million, respectively, primarily related to amounts we funded on behalf of our partners that had not yet been reimbursed and amounts due to us for management fees earned.

Guarantees

The unconsolidated entities in which we have investments generally finance their activities with a combination of partner equity and debt financing. In some instances, we have guaranteed portions of debt of unconsolidated entities. These guarantees may include any or all of the following: (i) project completion guarantees, including any cost overruns; (ii) repayment guarantees, generally covering a percentage of the outstanding loan; (iii) carry cost guarantees, which cover costs such as interest, real estate taxes, and insurance; (iv) an environmental indemnity provided to the lender that holds the lender harmless from and against losses arising from the discharge of hazardous materials from the property and non-compliance with applicable environmental laws; and (v) indemnification of the lender from "bad boy acts" of the unconsolidated entity.

In some instances, we and our joint venture partner have provided joint and several guarantees in connection with loans to unconsolidated entities. In these situations, we generally seek to implement a reimbursement agreement with our partner that provides that neither party is responsible for more than its proportionate share or agreed upon share of the guarantee; however, we are not always successful. In addition, if the joint venture partner does not have adequate financial resources to meet its obligations under such a reimbursement agreement, we may be liable for more than our proportionate share.

We believe that, as of October 31, 2022, in the event we become legally obligated to perform under a guarantee of an obligation of an unconsolidated entity due to a triggering event, the collateral in such entity should be sufficient to repay a significant portion of the obligation. If it is not, we and our partners would need to contribute additional capital to the venture.

Information with respect to certain of the Company's unconsolidated entities' outstanding debt obligations, loan commitments and our guarantees thereon are as follows ($ amounts in thousands):

	October 31, 2022	October 31, 2021
Loan commitments in the aggregate	$ 2,858,800	$ 2,195,200
Our maximum estimated exposure under repayment and carry cost guarantees if the full amount of the debt obligations were borrowed (1)	$ 597,800	$ 418,800
Debt obligations borrowed in the aggregate	$ 1,110,900	$ 1,092,700
Our maximum estimated exposure under repayment and carry cost guarantees of the debt obligations borrowed	$ 390,500	$ 222,000
Estimated fair value of guarantees provided by us related to debt and other obligations	$ 16,900	$ 11,000
Terms of guarantees	1 month - 3.7 years	4 months - 4.0 years

(1) At October 31, 2022 and 2021, our maximum estimated exposure under repayment and carry cost guarantees includes approximately $95.0 million and $106.1 million, respectively, related to our unconsolidated Joint Venture VIEs.

The maximum exposure estimates presented above do not take into account any recoveries from the underlying collateral or any reimbursement from our partners. Nor do they include any potential exposures related to project completion guarantees or the indemnities noted above, which are not estimable. We have not made payments under any of the outstanding guarantees, nor have we been called upon to do so.

Variable Interest Entities

We have both unconsolidated and consolidated joint venture-related variable interests in VIEs. Information regarding our involvement in unconsolidated joint-venture related variable interests in VIEs has been disclosed throughout information presented above.

The table below provides information as of October 31, 2022 and October 31, 2021, regarding our consolidated joint venture-related variable interests in VIEs ($ amounts in thousands):

	Balance Sheet Classification	October 31, 2022	October 31, 2021
Number of Joint Venture VIEs that the Company is the PB and consolidates		5	5
Carrying value of consolidated VIEs assets	Receivables prepaid expenses, and other assets and Investments in unconsolidated entities	$ 81,300	$ 90,800
Our partners' interests in consolidated VIEs	Noncontrolling interest	$ 9,700	$ 39,400

Our ownership interest in the above consolidated Joint Venture VIEs ranges from 82% to 98%.

As shown above, we have concluded we are the PB of certain VIEs due to our controlling financial interest in such ventures as we have the power to direct the activities that most significantly impact the joint ventures' performance and the obligation to absorb expected losses or receive benefits from the joint ventures. The assets of these VIEs can only be used to settle the obligations of the VIEs. In addition, in certain of the joint ventures, in the event additional contributions are required to be funded to the joint ventures prior to the admission of any additional investor at a future date, we will fund 100% of such contributions, including our partner's pro rata share, which we expect would be funded through an interest-bearing loan. For other VIEs, we have concluded that we are not the PB because the power to direct the activities of such VIEs that most significantly impact their performance was either shared by us and such VIEs' other partners or such activities were controlled by our partner. For VIEs where the power to direct significant activities is shared, business plans, budgets, and other major decisions are required to be unanimously approved by all members. Management and other fees earned by us are nominal and believed to be at market rates, and there is no significant economic disproportionality between us and other members.

Joint Venture Condensed Combined Financial Information

The Condensed Combined Balance Sheets, as of the dates indicated, and the Condensed Combined Statements of Operations, for the periods indicated, for the unconsolidated entities in which we have an investment, aggregated by type of business, are included below (in thousands).

Condensed Combined Balance Sheets:

	October 31, 2022				
	Land Develop-ment Joint Ventures	Home Building Joint Ventures	Rental Property Joint Ventures	Gibraltar Joint Ventures	Total
Cash and cash equivalents	$ 132,344	$ 19,628	$ 102,270	$ 642	$ 254,884
Inventory	1,047,437	168,743	—	40,035	1,256,215
Loan receivables, net	—	—	—	48,217	48,217
Rental properties	—	—	1,702,690	—	1,702,690
Rental properties under development	—	—	1,413,607	—	1,413,607
Other assets	172,110	15,232	117,027	881	305,250
Total assets	$ 1,351,891	$ 203,603	$ 3,335,594	$ 89,775	$ 4,980,863
Debt, net of deferred financing costs	$ 443,061	$ 16,770	$ 1,788,923	$ —	$ 2,248,754
Other liabilities	100,931	52,116	225,812	20,959	399,818
Members' equity	807,899	134,717	1,320,859	68,816	2,332,291
Total liabilities and equity	$ 1,351,891	$ 203,603	$ 3,335,594	$ 89,775	$ 4,980,863
Company's net investment in unconsolidated entities *(1)*	$ 343,314	$ 49,385	$ 441,399	$ 18,216	$ 852,314

	October 31, 2021				
	Land Develop-ment Joint Ventures	Home Building Joint Ventures	Rental Property Joint Ventures	Gibraltar Joint Ventures	Total
Cash and cash equivalents	$ 39,191	$ 28,137	$ 85,499	$ 755	$ 153,582
Inventory	820,916	98,981	—	45,065	964,962
Loan receivables, net	—	—	—	86,727	86,727
Rental properties	—	—	1,496,355	—	1,496,355
Rental properties under development	—	—	697,659	—	697,659
Other assets	144,320	10,157	71,917	1,185	227,579
Total assets	$ 1,004,427	$ 137,275	$ 2,351,430	$ 133,732	$ 3,626,864
Debt, net of deferred financing costs	$ 325,973	$ —	$ 1,351,646	$ —	$ 1,677,619
Other liabilities	65,033	11,725	153,338	18,449	248,545
Members' equity	613,421	125,550	846,446	115,283	1,700,700
Total liabilities and equity	$ 1,004,427	$ 137,275	$ 2,351,430	$ 133,732	$ 3,626,864
Company's net investment in unconsolidated entities *(1)*	$ 243,767	$ 12,944	$ 316,580	$ 25,810	$ 599,101

(1) Our underlying equity in the net assets of the unconsolidated entities was (less)/more than our net investment in unconsolidated entities by $(18.5) million and $16.5 million as of October 31, 2022 and 2021, respectively, and these differences are primarily a result of other than temporary impairments related to our investments in unconsolidated entities; interest capitalized on our investments; the estimated fair value of the guarantees provided to the joint ventures; unrealized gains on our retained joint venture interests; gains recognized from the sale of our ownership interests; and distributions from entities in excess of the carrying amount of our net investment.

Condensed Combined Statements of Operations and Comprehensive Income:

	For the year ended October 31, 2022				
	Land Develop- ment Joint Ventures	Home Building Joint Ventures	Rental Property Joint Ventures	Gibraltar Joint Ventures	Total
Revenues	$ 207,179	$ 60,902	$ 192,901	$ 37,705	$ 498,687
Cost of revenues	172,921	45,087	65,387	26,229	309,624
Other expenses	8,911	4,717	165,447	1,436	180,511
Total expenses	181,832	49,804	230,834	27,665	490,135
Loss on disposition of loans and REO	—	—	—	(113)	(113)
Income (loss) from operations	25,347	11,098	(37,933)	9,927	8,439
Other income	23,292	804	36,805	—	60,901
Income (loss) before income taxes	48,639	11,902	(1,128)	9,927	69,340
Income tax provision (benefit)	348	508	(607)	—	249
Net income (loss)	$ 48,291	$ 11,394	$ (521)	$ 9,927	$ 69,091
Company's equity (deficit) in earnings of unconsolidated entities *(2)*	$ 20,402	$ 1,068	$ (335)	$ 2,588	$ 23,723

	For the year ended October 31, 2021				
	Land Develop- ment Joint Ventures	Home Building Joint Ventures	Rental Property Joint Ventures	Gibraltar Joint Ventures	Total
Revenues	$ 110,330	$ 88,534	$ 141,373	$ 21,357	$ 361,594
Cost of revenues	81,207	105,436	61,278	10,506	258,427
Other expenses	2,622	4,887	143,050	1,947	152,506
Total expenses	83,829	110,323	204,328	12,453	410,933
Loss on disposition of loans and REO	—	—	—	(4,109)	(4,109)
Income (loss) from operations	26,501	(21,789)	(62,955)	4,795	(53,448)
Other income	8,807	317	177,777	—	186,901
Income (loss) before income taxes	35,308	(21,472)	114,822	4,795	133,453
Income tax provision (benefit)	258	(875)	(824)	—	(1,441)
Net income (loss)	$ 35,050	$ (20,597)	$ 115,646	$ 4,795	$ 134,894
Company's equity (deficit) in earnings of unconsolidated entities *(2)*	$ 18,155	$ (241)	$ 53,792	$ 2,329	$ 74,035

	For the year ended October 31, 2020				
	Land Develop-ment Joint Ventures	Home Building Joint Ventures	Rental Property Joint Ventures	Gibraltar Joint Ventures	Total
Revenues	$ 87,174	$ 139,587	$ 111,122	$ 26,781	$ 364,664
Cost of revenues	64,810	124,899	37,770	15,762	243,241
Other expenses	2,948	15,731	117,419	1,505	137,603
Total expenses	67,758	140,630	155,189	17,267	380,844
Gain on disposition of loans and REO	—	—	—	1,053	1,053
Income (loss) from operations	19,416	(1,043)	(44,067)	10,567	(15,127)
Other income (loss)	3,061	536	(448)		3,149
Income (loss) before income taxes	22,477	(507)	(44,515)	10,567	(11,978)
Income tax provision (benefit)	188	(254)	—	—	(66)
Net income (loss) including earnings from noncontrolling interests	22,289	(253)	(44,515)	10,567	(11,912)
Plus: loss attributable to noncontrolling interest	—	—	—	48	48
Net income (loss) attributable to controlling interest	$ 22,289	$ (253)	$ (44,515)	$ 10,615	$ (11,864)
Company's equity (deficit) in earnings of unconsolidated entities (2)	$ 11,412	$ (3,424)	$ (9,389)	$ 2,349	$ 948

(2) Differences between our equity in earnings of unconsolidated entities and the underlying net income/(loss) of the entities are primarily a result of distributions from entities in excess of the carrying amount of our investment; other than temporary impairments related to our investments in unconsolidated entities; recoveries of previously incurred charges; unrealized gains on our retained joint venture interests; gained recognized from the sale of our investment to our joint venture partner; and our share of the entities' profits related to home sites purchased by us which reduces our cost basis of the home sites acquired.

5. Receivables, Prepaid Expenses, and Other Assets

Receivables, prepaid expenses, and other assets at October 31, 2022 and 2021, consisted of the following (amounts in thousands):

	2022	2021
Expected recoveries from insurance carriers and others	$ 41,527	$ 16,773
Improvement cost receivable	60,812	67,626
Escrow cash held by our wholly owned captive title company	51,796	41,429
Properties held for rental apartment and commercial development	224,593	381,401
Prepaid expenses	44,307	34,960
Right-of-use asset	116,660	96,276
Derivative assets	71,929	13,884
Other	135,604	85,729
	$ 747,228	$ 738,078

See Note 7, "Accrued Expenses," for additional information regarding the expected recoveries from insurance carriers and others.

As of October 31, 2022, there were no consolidated VIE assets included in properties held for rental apartment and commercial development. As of October 31, 2021, properties held for rental apartment and commercial development included $90.8 million of assets related to consolidated VIEs. See Note 4, "Investments in Unconsolidated Entities" for additional information regarding VIEs.

6. Loans Payable, Senior Notes, and Mortgage Company Loan Facility

Loans Payable

At October 31, 2022 and 2021, loans payable consisted of the following (amounts in thousands):

	2022	2021
Senior unsecured term loan	$ 650,000	$ 650,000
Loans payable – other	537,043	364,042
Deferred issuance costs	(1,768)	(2,508)
	$ 1,185,275	$ 1,011,534

Senior Unsecured Term Loan

We are party to a five-year $650.0 million senior unsecured term loan facility (the "Term Loan Facility") with a syndicate of banks, most of which is scheduled to expire on November 1, 2026. In the first quarter of fiscal 2021, we voluntarily repaid $150.0 million of the then $800.0 million in principal amount that was outstanding. No prepayment charges were incurred in connection with the repayment. On October 31, 2021, we entered into term loan extension agreements to extend the maturity date of $548.4 million of outstanding term loans from November 1, 2025 to November 1, 2026, with the remainder of the term loans remaining due November 1, 2025. The Term Loan Facility provides an accordion feature under which we may, subject to certain conditions set forth in the agreement, increase the Term Loan Facility up to a maximum aggregate amount of $1.5 billion. Other than $101.6 million of term loans that are scheduled to mature on November 1, 2025, there are no payments required before the final maturity date on the Term Loan Facility.

Under the Term Loan Facility, as amended, we may select interest rates equal to (i) London Interbank Offered Rate ("LIBOR") plus an applicable margin, (ii) the base rate (as defined in the agreement) plus an applicable margin, or (iii) the federal funds/ Euro rate (as defined in the agreement) plus an applicable margin, in each case, based on our leverage ratio. At October 31, 2022, the interest rate on the Term Loan Facility was 4.81% per annum.

We and substantially all of our 100%-owned home building subsidiaries are guarantors under the Term Loan Facility. The Term Loan Facility contains substantially the same financial covenants as the Revolving Credit Facility, as described below.

In November 2020, we entered into five interest rate swap transactions to hedge $400.0 million of the Term Loan Facility through October 2025. The interest rate swaps effectively fix the interest cost on the $400.0 million at 0.369% plus the spread set forth in the pricing schedule in the Term Loan Facility, which was 1.05% as of October 31, 2022. These interest rate swaps were designated as cash flow hedges.

Revolving Credit Facility

We are party to a $1.905 billion senior unsecured, five-year revolving credit facility (the "Revolving Credit Facility") with a syndicate of banks, substantially all of which is scheduled to expire on November 1, 2026. On October 31, 2021, we entered into extension letter agreements (the "Revolver Extension Agreements") to extend the maturity date of $1.78 billion of the revolving loans and commitments from November 1, 2025 to November 1, 2026, with the remainder of the revolving loans and commitments continuing to terminate on November 1, 2025.

Under the Revolving Credit Facility, up to 100% of the commitment is available for letters of credit. The Revolving Credit Facility has an accordion feature under which we may, subject to certain conditions set forth in the agreement, increase the Revolving Credit Facility up to a maximum aggregate amount of $2.50 billion. We may select interest rates for the Revolving Credit Facility equal to (i) LIBOR plus an applicable margin or (ii) the lenders' base rate plus an applicable margin, which in each case is based on our credit rating and leverage ratio. At October 31, 2022, the interest rate on outstanding borrowings under the Revolving Credit Facility would have been 4.95% per annum. We are obligated to pay an undrawn commitment fee that is based on the average daily unused amount of the Aggregate Credit Commitment and our credit ratings and leverage ratio. Any proceeds from borrowings under the Revolving Credit Facility may be used for general corporate purposes. We and substantially all of our 100%-owned home building subsidiaries are guarantors under the Revolving Credit Facility.

Under the terms of the Revolving Credit Facility, at October 31, 2022, our maximum leverage ratio (as defined in the credit agreement) may not exceed 1.75 to 1.00, and we are required to maintain a minimum tangible net worth (as defined in the credit agreement) of no less than approximately $2.23 billion. Under the terms of the Revolving Credit Facility, at October 31, 2022, our leverage ratio was approximately 0.30 to 1.00 and our tangible net worth was approximately $5.96 billion. Based upon the limitations related to our repurchase of common stock in the Revolving Credit Facility, our ability to repurchase our common stock was limited to approximately $4.47 billion as of October 31, 2022. In addition, under the provisions of the Revolving Credit Facility, our ability to pay cash dividends was limited to approximately $3.72 billion as of October 31, 2022.

At October 31, 2022, we had no outstanding borrowings under the Revolving Credit Facility and had outstanding letters of credit of $117.7 million.

Loans Payable – Other

"Loans payable – other" primarily represent purchase money mortgages on properties we acquired that the seller had financed, project-level financing, and various revenue bonds that were issued by government entities on our behalf to finance community infrastructure and our manufacturing facilities. Information regarding our loans payable at October 31, 2022 and 2021, is included in the table below ($ amounts in thousands):

	2022	2021
Aggregate loans payable at October 31	$ 537,043	$ 364,042
Weighted-average interest rate	4.14 %	4.33 %
Interest rate range	0.19% - 7.00%	0.14% - 10.0%
Loans secured by assets:		
Carrying value of loans secured by assets	$ 537,043	$ 364,042
Carrying value of assets securing loans	$ 1,327,683	$ 1,067,728

The contractual maturities of "Loans payable – other" as of October 31, 2022, ranged from one month to 29.5 years.

Senior Notes

At October 31, 2022 and 2021, senior notes consisted of the following (amounts in thousands):

	2022	2021
5.875% Senior Notes due February 15, 2022	$ —	$ 409,856
4.375% Senior Notes due April 15, 2023	400,000	400,000
4.875% Senior Notes due November 15, 2025	350,000	350,000
4.875% Senior Notes due March 15, 2027	450,000	450,000
4.35% Senior Notes due February 15, 2028	400,000	400,000
3.80% Senior Notes due November 1, 2029	400,000	400,000
Bond discounts, premiums, and deferred issuance costs - net	(4,729)	(5,867)
	$ 1,995,271	$ 2,403,989

The senior notes are the unsecured obligations of Toll Brothers Finance Corp., our 100%-owned subsidiary. The payment of principal and interest is fully and unconditionally guaranteed, jointly and severally, by us and substantially all of our 100%-owned home building subsidiaries (together with Toll Brothers Finance Corp., the "Senior Note Parties"). The senior notes rank equally in right of payment with all the Senior Note Parties' existing and future unsecured senior indebtedness, including the Revolving Credit Facility and the Term Loan Facility. The senior notes are structurally subordinated to the prior claims of creditors, including trade creditors, of our subsidiaries that are not guarantors of the senior notes. Each series of senior notes is redeemable in whole or in part at any time at our option, at prices that vary based upon the then-current rates of interest and the remaining original term of the senior notes to be redeemed.

In November 2021, we redeemed the remaining $409.9 million principal amount of 5.875% Senior Notes due February 15, 2022, at par, plus accrued interest.

In March 2021, we redeemed, prior to maturity, all $250.0 million aggregate principal amount of our then-outstanding 5.625% Senior Notes due 2024. In connection with this redemption, we incurred a pre-tax charge of $34.2 million, inclusive of the write-off of unamortized deferred financing costs, which is recorded in our Consolidated Statement of Operations and Comprehensive Income.

In the first quarter of fiscal 2021, we redeemed, prior to maturity, approximately $10.0 million of the $409.9 million then-outstanding principal amount of 5.875% Senior Notes due February 15, 2022, plus accrued interest.

Mortgage Company Loan Facility

Toll Brothers Mortgage Company ("TBMC"), our wholly owned mortgage subsidiary, has a mortgage warehousing agreement ("Warehousing Agreement") with a bank, which has been amended from time to time, to finance the origination of mortgage loans by TBMC. The Warehousing Agreement is accounted for as a secured borrowing under ASC 860, "Transfers and Servicing." The Warehousing Agreement provides for loan purchases up to $75.0 million, subject to certain sublimits. In addition, the Warehousing Agreement, provides for an accordion feature under which TBMC may request that the aggregate commitments under the Warehousing Agreement be increased to an amount up to $150.0 million for a short period of time. We are also subject to an under usage fee based on outstanding balances, as defined in the Warehousing Agreement. Before the amendment and restatement in April 2022, the Warehousing Agreement was set to expire on April 2, 2022, and borrowings thereunder bore interest at LIBOR plus 1.75% per annum. In April 2022, the Warehousing Agreement was amended and restated to extend the expiration date to March 31, 2023 and to cause borrowings thereunder to bear interest at the Bloomberg Short-Term Yield Index Rate ("BSBY") plus 1.75% per annum (with a BSBY floor of 0.50%). At October 31, 2022, the interest rate on the Warehousing Agreement was 5.38% per annum. Borrowings under this facility are included in the fiscal 2023 maturities in the table below.

At each of October 31, 2022 and 2021, there was $148.9 million and $147.5 million, respectively, outstanding under the Warehousing Agreement, which are included in liabilities in our Consolidated Balance Sheets. At October 31, 2022 and 2021, amounts outstanding under the agreement were collateralized by $187.2 million and $245.0 million, respectively, of mortgage loans held for sale, which are included in assets in our Consolidated Balance Sheets. As of October 31, 2022, there were no aggregate outstanding purchase price limitations reducing the amount available to TBMC. There are several restrictions on purchased loans under the agreement, including that they cannot be sold to others, they cannot be pledged to anyone other than the agent, and they cannot support any other borrowing or repurchase agreements.

General

As of October 31, 2022, the annual aggregate maturities of our loans and notes during each of the next five fiscal years are as follows (amounts in thousands):

	Amount
2023	$ 755,150
2024	$ 130,214
2025	$ 88,488
2026	$ 477,674
2027	$ 1,008,879

7. Accrued Expenses

Accrued expenses at October 31, 2022 and 2021, consisted of the following (amounts in thousands):

	2022	2021
Land, land development and construction	$ 334,975	$ 310,996
Compensation and employee benefits	223,609	232,161
Escrow liability	44,115	36,107
Self-insurance	251,576	236,369
Warranty	164,409	145,062
Lease liabilities	139,664	116,248
Deferred income	50,973	36,638
Interest	31,988	34,033
Commitments to unconsolidated entities	26,905	22,150
Other	77,773	50,471
	$ 1,345,987	$ 1,220,235

At the time each home is closed and title and possession are transferred to the home buyer, we record an initial accrual for expected warranty costs on that home. Our initial accrual for expected warranty costs is based upon historical warranty claim experience. Adjustments to our warranty liabilities related to homes delivered in prior periods are recorded in the period in which a change in our estimate occurs. The table below provides a reconciliation of the changes in our warranty accrual during fiscal 2022, 2021, and 2020 (amounts in thousands):

	2022	2021	2020
Balance, beginning of year	$ 145,062	$ 157,351	$ 201,886
Additions - homes closed during the year	42,423	42,316	36,103
Addition - liabilities assumed	150	100	190
Increase in accruals for homes closed in prior years - net *(1)*	39,433	9,155	6,711
Reclassification from self-insurance accruals	—	3,618	—
Decrease to water intrusion accrual	—	(11,823)	(24,400)
Charges incurred	(62,659)	(55,655)	(63,139)
Balance, end of year	$ 164,409	$ 145,062	$ 157,351

(1) The fiscal 2022 amount includes an additional $29.0 million of warranty charges expected to be recovered from our insurance carriers and suppliers, which are recorded as a receivable at October 31, 2022 and is included in "Receivables, prepaid expenses, and other assets" on our 2022 Consolidated Balance Sheet.

Since fiscal 2014, we have received water intrusion claims from owners of homes built since 2002 in communities located in Pennsylvania and Delaware (which are in our North region). We continue to perform review procedures to assess, among other things, the number of affected homes, whether repairs are likely to be required, and the extent of such repairs.

Our review process, conducted quarterly, includes an analysis of many factors to determine whether a claim is likely to be received and the estimated costs to resolve any such claim, including: the closing dates of the homes; the number of claims received; our inspection of homes; an estimate of the number of homes we expect to repair; the type and cost of repairs that have been performed in each community; the estimated costs to remediate pending and future claims; the expected recovery from our insurance carriers and suppliers; and the previously recorded amounts related to these claims. We also monitor legal developments relating to these types of claims and review the volume, relative merits and adjudication of claims in litigation or arbitration.

From October 31, 2016 through the second quarter of fiscal 2020, our recorded aggregate estimated repair costs to be incurred for known and unknown water intrusion claims was $324.4 million and our recorded aggregate expected recoveries from insurance carriers and suppliers were approximately $152.6 million. Based on trends in claims experience over several years and lower than anticipated repair costs, in the second fiscal quarter of 2020 and again in the fourth fiscal quarter of 2021, we reduced the aggregate estimated repair costs to be incurred for known and unknown water intrusion claims by a total of $36.2 million. Because these reductions were associated with periods in which we expect our insurance deductibles and self-insured retentions to be exhausted, we reduced our aggregate expected recoveries from insurance carriers and suppliers by a corresponding $36.2 million. Our recorded remaining estimated repair costs, which reflects a reduction for the aggregate amount expended to resolve claims, were approximately $46.9 million at October 31, 2022 and $54.7 million at October 31, 2021. Our recorded remaining expected recoveries from insurance carriers and suppliers were approximately $2.3 million at October 31, 2022 and $5.8 million at October 31, 2021.

As noted above, our review process includes a number of estimates that are based on assumptions with uncertain outcomes. Due to the degree of judgment required in making these estimates and the inherent uncertainty in potential outcomes, it is reasonably possible that our actual costs and recoveries could differ from those recorded and such differences could be material. In addition, due to such uncertainty, we are unable to estimate the range of any such differences.

8. Income Taxes

The following table provides a reconciliation of our effective tax rate from the federal statutory tax rate for the fiscal years ended October 31, 2022, 2021, and 2020 ($ amounts in thousands):

	2022 $	2022 %*	2021 $	2021 %*	2020 $	2020 %*
Federal tax provision at statutory rate	357,782	21.0	231,066	21.0	123,249	21.0
State tax provision, net of federal benefit	75,465	4.4	50,153	4.6	25,793	4.4
Other permanent differences	4,386	0.3	8,388	0.8	4,755	0.8
Reversal of accrual for uncertain tax positions	(1,690)	(0.1)	(993)	(0.1)	(1,749)	(0.3)
Accrued interest on anticipated tax assessments	234	—	297	—	404	0.1
Increase in unrecognized tax benefits	658	—	—	—	—	—
Excess stock compensation benefit	(3,012)	(0.2)	(4,698)	(0.4)	(3,339)	(0.6)
Energy tax credits	(22,153)	(1.3)	(24,343)	(2.2)	(11,467)	(2.0)
Other	5,556	0.3	6,818	0.6	2,631	0.5
Income tax provision*	417,226	24.5	266,688	24.2	140,277	23.9

* Due to rounding, percentages may not add

We are subject to state tax in the jurisdictions in which we operate. We estimate our state tax liability based upon the individual taxing authorities' regulations, estimates of income by taxing jurisdiction, and our ability to utilize certain tax-saving strategies. Based on our estimate of the allocation of income or loss among the various taxing jurisdictions and changes in tax regulations and their impact on our tax strategies, we estimated that our rate for state income taxes, before federal benefit, will be 5.6% in fiscal 2022. Our state income tax rate, before federal benefit, was 5.8% and 5.6% in fiscal 2021 and 2020, respectively

The following table provides information regarding the provision (benefit) for income taxes for each of the fiscal years ended October 31, 2022, 2021, and 2020 (amounts in thousands):

	2022	2021	2020
Federal	$ 343,524	$ 213,314	$ 114,204
State	73,702	53,374	26,073
	$ 417,226	$ 266,688	$ 140,277
Current	$ 513,075	$ 254,873	$ 42,497
Deferred	(95,849)	11,815	97,780
	$ 417,226	$ 266,688	$ 140,277

The components of income taxes payable at October 31, 2022 and 2021 are set forth below (amounts in thousands):

	2022	2021
Current	$ 168,548	$ 8,047
Deferred	122,931	207,233
	$ 291,479	$ 215,280

The following table provides a reconciliation of the change in the unrecognized tax benefits for the years ended October 31, 2022, 2021, and 2020 (amounts in thousands):

	2022	2021	2020
Balance, beginning of year	$ 5,780	$ 6,591	$ 7,897
Increase in benefit as a result of tax positions taken in prior years	296	624	512
Increase in benefit as a result of tax positions taken in current year	833	—	306
Decrease in benefit as a result of lapse of statute of limitations	(1,987)	(1,435)	(2,124)
Balance, end of year	$ 4,922	$ 5,780	$ 6,591

The statute of limitations has expired on our federal tax returns for fiscal years through 2018. The statute of limitations for our major state tax jurisdictions remains open for examination for fiscal year 2017 and subsequent years.

Our unrecognized tax benefits are included in the current portion of "Income taxes payable" on our Consolidated Balance Sheets. If these unrecognized tax benefits reverse in the future, they would have a beneficial impact on our effective tax rate at that time. During the next 12 months, it is reasonably possible that the amount of unrecognized tax benefits will change, but we are not able to provide a range of such change. The anticipated changes will be principally due to the expiration of tax statutes, settlements with taxing jurisdictions, increases due to new tax positions taken, and the accrual of estimated interest and penalties.

The amounts accrued for interest and penalties are included in the current portion of "Income taxes payable" on our Consolidated Balance Sheets. The following table provides information as to the amounts recognized in our tax provision, before reduction for applicable taxes and reversal of previously accrued interest and penalties, of potential interest and penalties in the fiscal years ended October 31, 2022, 2021, and 2020, and the amounts accrued for potential interest and penalties at October 31, 2022 and 2021 (amounts in thousands):

Expense recognized in the Consolidated Statements of Operations and Comprehensive Income

Fiscal year		
2022	$	296
2021	$	376
2020	$	512

Accrued at:		
October 31, 2022	$	1,157
October 31, 2021	$	1,385

The components of net deferred tax assets and liabilities at October 31, 2022 and 2021 are set forth below (amounts in thousands):

		2022		2021
Deferred tax assets:				
Accrued expenses	$	50,164	$	55,904
Impairment charges		37,418		40,410
Inventory valuation differences		41,154		29,285
Stock-based compensation expense		17,064		16,543
Amounts related to unrecognized tax benefits		203		262
State tax, net operating loss carryforwards		24,185		46,339
Other		1,691		1,877
Total assets		171,879		190,620
Deferred tax liabilities:				
Capitalized interest		26,791		37,475
Deferred income		226,929		319,587
Expenses taken for tax purposes not for book		2,961		4,716
Depreciation		19,391		18,689
Deferred marketing		18,738		17,386
Total liabilities		294,810		397,853
Net deferred tax liabilities	$	(122,931)	$	(207,233)

In accordance with GAAP, we assess whether a valuation allowance should be established based on our determination of whether it is more-likely-than-not that some portion or all of the deferred tax assets would not be realized. At October 31, 2022 and 2021, we determined that it was more-likely-than-not that our deferred tax assets would be realized. Accordingly, at October 31, 2022 and 2021, we did not have valuation allowances recorded against our federal or state deferred tax assets.

We file tax returns in the various states in which we do business. Each state has its own statutes regarding the use of tax loss carryforwards. Some of the states in which we do business do not allow for the carryforward of losses, while others allow for carryforwards for 5 years to 20 years.

9. Stockholders' Equity

Our authorized capital stock consists of 400 million shares of common stock, $0.01 par value per share ("common stock"), and 15 million shares of preferred stock, $0.01 par value per share. At October 31, 2022, we had 109.6 million shares of common stock issued and outstanding, 4.6 million shares of common stock reserved for outstanding stock options and restricted stock units, 4.9 million shares of common stock reserved for future stock option and award issuances, and 282,000 shares of common stock reserved for issuance under our employee stock purchase plan. As of October 31, 2022, no shares of preferred stock have been issued.

Cash Dividends

On February 21, 2017, our Board of Directors approved the initiation of quarterly cash dividends to shareholders. In March 2022, our Board of Directors approved an increase in the quarterly dividend from $0.17 to $0.20 per share, which was previously increased to $0.17 from $0.11 in March 2021. During the fiscal years ended October 31, 2022, 2021 and 2020, we declared and paid aggregate cash dividends of $0.77 , $0.62 and $0.44 per share, respectively, to our shareholders.

Stock Repurchase Program

From time to time since fiscal 2017, our Board of Directors has renewed its authorization to repurchase up to 20 million shares of our common stock in open market transactions, privately negotiated transactions (including accelerated share repurchases), issuer tender offers or other financial arrangements or transactions for general corporate purposes, including to obtain shares for the Company's equity award and other employee benefit plans. Most recently, on May 17, 2022, our Board of Directors renewed its authorization to repurchase 20 million shares of our common stock and terminated, effective the same date, the existing authorization that had been in effect since March 10, 2020. The Board of Directors did not fix any expiration date for this repurchase program.

The following table provides information about the share repurchase programs for the fiscal years ended October 31, 2022, 2021, and 2020:

	2022	2021	2020
Number of shares purchased (in thousands)	11,000	7,421	15,952
Average price per share	$ 49.34	$ 50.97	$ 39.75
Remaining authorization at October 31 (in thousands)	14,577	12,563	19,984

Transfer Restriction

On March 17, 2010, our Board of Directors adopted a Certificate of Amendment to the Second Restated Certificate of Incorporation of the Company (the "Certificate of Amendment"). The Certificate of Amendment includes an amendment approved by our stockholders at the 2010 Annual Meeting of Stockholders that restricts certain transfers of our common stock. The Certificate of Amendment's transfer restrictions generally restrict any direct or indirect transfer of our common stock if the effect would be to increase the direct or indirect ownership of any Person (as defined in the Certificate of Amendment) from less than 4.95% to 4.95% or more of our common stock or increase the ownership percentage of a Person owning or deemed to own 4.95% or more of our common stock. Any direct or indirect transfer attempted in violation of this restriction would be void as of the date of the prohibited transfer as to the purported transferee.

Accumulated Other Comprehensive Income (Loss)

The changes in each component of accumulated other comprehensive income (loss) ("AOCI"), for fiscal years ended October 31, 2022, 2021, and 2020, were as follows (amounts in thousands):

		2022		2021		2020
Employee Retirement Plans						
Beginning balance	$	(6,024)	$	(7,198)	$	(5,831)
Gains (losses) arising during the period		9,573		152		(2,477)
Less: Tax expense		(2,424)		(316)		(852)
Net gains (losses) arising during the period		7,149		(164)		(3,329)
Gains reclassified from AOCI to net income *(1)*		1,805		1,801		1,491
Less: Tax (expense) benefit *(2)*		(455)		(463)		471
Net gains reclassified from AOCI to net income		1,350		1,338		1,962
Other comprehensive income (loss), net of tax		8,499		1,174		(1,367)
Ending balance	$	2,475	$	(6,024)	$	(7,198)
Derivative Instruments						
Beginning balance	$	7,133	$	—	$	—
Gains on derivative instruments		37,539		9,383		—
Less: Tax expense		(9,505)		(2,408)		—
Net gains on derivative instruments		28,034		6,975		—
(Losses) gains reclassified from AOCI to net income *(3)*		(32)		211		—
Less: Tax benefit (expense) *(2)*		8		(53)		—
Net (losses) gains reclassified from AOCI to net income		(24)		158		—
Other comprehensive income, net of tax		28,010		7,133		—
Ending balance	$	35,143	$	7,133	$	—
Total AOCI ending balance	$	37,618	$	1,109	$	(7,198)

(1) Reclassified to "Other income – net"
(2) Reclassified to "Income tax provision"
(3) Reclassified to "Cost of revenues – home sales"

10. Stock-Based Benefit Plans

We grant stock options, restricted stock, and various types of restricted stock units to our employees and our non-employee directors under our stock incentive plans. Restricted stock unit awards may be based on performance conditions, market conditions or service over a requisite time period (time-based). On March 12, 2019, shareholders approved the Toll Brothers, Inc. 2019 Omnibus Incentive Plan (the "Omnibus Plan"), which succeeded the Toll Brothers, Inc. Stock Incentive Plan for Employees (2014) and the Toll Brothers, Inc. Stock Incentive Plan for Non-Executive Directors (2016) with respect to equity awards granted after its adoption, and no additional equity awards may be granted under such prior plans. As a result, the Omnibus Plan is the sole plan out of which new equity awards may be granted to employees (including executive officers), directors and other eligible participants under the plan. The Omnibus Plan provides for the granting of incentive stock options (solely to employees) and nonqualified stock options with a term of up to 10 years at a price not less than the market price of the stock at the date of grant. The Omnibus Plan also provides for the issuance of stock appreciation rights and restricted and unrestricted stock awards and stock units, which may be performance-based. Stock options and restricted stock units granted under the Omnibus Plan generally vest over a four-year period for employees and a two-year period for non-employee directors. Shares issued upon the exercise of a stock option or settlement of restricted stock units are either from shares held in treasury or newly issued shares. At October 31, 2022, 2021, and 2020, we had 5.0 million; 5.7 million; and 6.7 million shares, respectively, available for grant under the plans.

The following table provides information regarding the amount of total stock-based compensation expense recognized by us for fiscal year 2022, 2021, and 2020 (amounts in thousands):

	2022	2021	2020
Total stock-based compensation expense recognized	$ 21,095	$ 23,187	$ 24,326
Income tax benefit recognized	$ 5,312	$ 5,910	$ 6,227

At October 31, 2022, the aggregate unamortized value of outstanding stock-based compensation awards was approximately $15.5 million and the weighted-average period over which we expect to recognize such compensation costs was approximately 2.4 years.

Stock Options:

The fair value of each option award is estimated on the date of grant using a lattice-based option valuation model that uses ranges of assumptions noted in the following table. Expected volatilities were based on a combination of implied volatilities from traded options on our stock, historical volatility of our stock, and other factors. The expected lives of options granted were derived from the historical exercise patterns and anticipated future patterns and represent the period of time that options granted are expected to be outstanding. The ranges set forth below result from certain groups of employees exhibiting different behaviors impacting exercisability. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table summarizes the weighted-average assumptions and fair value used for stock option grants in each of the fiscal years ended October 31, 2022, 2021, and 2020:

	2022	2021	2020
Expected volatility	43.65%	43.33%	27.42% - 28.30%
Weighted-average volatility	43.65%	43.33%	27.42%
Risk-free interest rate	1.23%	0.49%	1.72% - 1.78%
Expected life (years)	5.75	5.75	4.64 - 5.76
Dividends	1.01%	0.96%	1.11%
Weighted-average fair value per share of options granted	$24.36	$15.88	$9.68

The fair value of stock option grants is recognized evenly over the vesting period of the options or over the period between the grant date and the time the option becomes nonforfeitable by the employee, whichever is shorter. Information regarding the stock compensation expense related to stock options for fiscal 2022, 2021 and 2020 was as follows (amounts in thousands):

	2022	2021	2020
Stock compensation expense recognized - options	$ 791	$ 1,812	$ 3,144

The following table summarizes stock option activity for our plans during the fiscal year ended October 31, 2022 (amounts in thousands, except per share amounts):

	2022			
	Number of options	Weighted-average exercise price	Weighted-average remaining contractual life (in years)	Aggregate intrinsic value
Balance, November 1,	2,998	$ 34.10		
Granted	9	$ 67.15		
Exercised	(180)	$ 31.35		
Cancelled	(4)	$ 43.65		
Balance, October 31,	2,823	$ 34.37	3.19 years	$ 25,835
Options exercisable, at October 31,	2,657	$ 34.09	2.96 years	$ 24,843

Information pertaining to the intrinsic value of options exercised and the fair market value of options that became vested or modified in each of the fiscal years ended October 31, 2022, 2021, and 2020, is provided below (amounts in thousands):

	2022	2021	2020
Intrinsic value of options exercised	$ 6,179	$ 16,328	$ 23,281
Fair market value of options vested	$ 2,025	$ 3,578	$ 5,926

Performance-Based Restricted Stock Units:

In fiscal 2022, 2021, and 2020, the Executive Compensation Committee approved awards of performance-based restricted stock units ("Performance-Based RSUs") relating to shares of our common stock to certain members of our senior management. The number of shares earned for Performance-Based RSUs is based on the attainment of certain operational performance metrics approved by the Executive Compensation Committee in the year of grant. The number of shares underlying the Performance-Based RSUs that may be issued to the recipients ranges from 0% to 150% of the base award depending on actual achievement as compared to the target performance goals. Shares earned based on actual performance vest pro-rata over a four-year period (provided the recipients continue to be employed by us as specified in the award document) or cliff-vest at the end of a three-year performance period.

The value of the Performance-Based RSUs was determined to be equal to the estimated number of shares of our common stock to be issued multiplied by the closing price of our common stock on the New York Stock Exchange ("NYSE") on the date the Performance-Based RSU awards were approved by the Executive Compensation Committee ("Valuation Date"), adjusted for post-vesting restrictions applicable to retirement eligible participants. Compensation expense related to these grants is based on the Company's performance against the related performance criteria, the elapsed portion of the performance period and the grant date fair value of the award. To estimate the fair value of the award, we evaluate the performance goals quarterly and estimate the number of shares underlying the Performance-Based RSUs that are probable of being issued.

A summary of the status of our nonvested Performance-Based RSUs as of October 31, 2022, and changes during the year ended October 31, 2022, is presented below (share amounts in thousands):

	2022		Weighted-average grant date fair value
Nonvested at November 1,	329	$	35.87
Granted/Target	72	$	53.45
Vested	(121)	$	37.19
Nonvested at October 31,	280	$	39.79

The following table provides information regarding the issuance, valuation assumptions, and amortization of the Performance-Based RSUs issued in fiscal 2022, 2021, and 2020:

	2022		2021		2020	
Estimated number of shares underlying Performance-Based RSUs to be issued	71,576		128,894		116,423	
Aggregate number of Performance-Based RSUs outstanding at October 31	507,604		539,592		579,115	
Weighted-average fair value per share of Performance-Based RSUs issued	$	45.41	$	29.87	$	32.55
Aggregate grant date fair value of Performance-Based RSUs issued (in thousands)	$	6,156	$	5,030	$	3,790
Performance-Based RSU expense recognized (in thousands)	$	4,346	$	5,989	$	5,986
Fair market value of Performance-Based RSUs vested (in thousands)	$	4,514	$	5,084	$	5,638

Shares earned with respect to Performance-Based RSUs granted in December 2015, 2016, and 2017 were delivered in fiscal 2020, 2021, and 2022, respectively.

Time-Based Restricted Stock Units:

We issue time-based restricted stock units ("Time-Based RSUs") to various officers, employees, and non-employee directors on an annual basis. These Time-Based RSUs generally vest in annual installments over a two-year (for non-employee directors) or four-year (for employees) period and are generally settled at the end of such period. The value of the Time-Based RSUs are determined to be equal to the number of shares of our common stock underlying the Time-Based RSUs multiplied by the closing price of our common stock on the NYSE on the date the Time-Based RSUs are awarded, adjusted for post-vesting restrictions applicable to retirement eligible participants. The fair value of Time-Based RSUs is expensed evenly over the shorter of the vesting period or the period between the grant date and the time the award becomes nonforfeitable by the participant.

A summary of our Time-Based RSUs nonvested shares as of October 31, 2022, and changes during the year ended October 31, 2022, is presented below (share amounts in thousands):

	2022		Weighted-average grant date fair value
Nonvested at November 1,	911	$	39.45
Granted	316	$	61.77
Vested	(348)	$	39.96
Forfeited	(37)	$	49.36
Nonvested at October 31,	842	$	47.18

The following table provides additional information on the Time-Based RSUs for fiscal 2022, 2021, and 2020:

		2022		2021		2020
Time-Based RSUs issued:						
Number of Time-Based RSUs issued		276,421		386,017		461,280
Weighted-average fair value per share of Time-Based RSUs issued	$	45.55	$	33.21	$	37.43
Aggregate fair value of Time-Based RSUs issued (in thousands)	$	12,591	$	12,820	$	17,267
Time-Based RSU expense recognized (in thousands):	$	15,738	$	14,531	$	12,744
Fair market value of Time-Based RSUs vested (in thousands):	$	13,925	$	14,029	$	11,837
		2022		2021		2020
At October 31:						
Aggregate number of Time-Based RSUs outstanding		1,315,303		1,312,710		1,315,371
Cumulative unamortized value of Time-Based RSUs (in thousands)	$	14,902	$	12,919	$	10,972

Employee Stock Purchase Plan ("ESPP")

Our ESPP enables substantially all employees to purchase our common stock at 95% of the market price of the stock on specified offering dates without restriction or at 85% of the market price of the stock on specified offering dates subject to restrictions. The ESPP, which is scheduled to terminate in December 2027, provides that 500,000 shares be reserved for purchase. At October 31, 2022, 282,000 shares were available for issuance. In fiscal 2022, 2021 and 2020, we issued 38,932 shares, 31,257 shares, and 54,235 shares under the ESPP, respectively. The expense recognized in all fiscal periods was not material.

11. Earnings Per Share Information

Information pertaining to the calculation of earnings per share for each of the fiscal years ended October 31, 2022, 2021, and 2020, is as follows (amounts in thousands):

		2022		2021		2020
Numerator:						
Net income as reported	$	1,286,500	$	833,627	$	446,624
Denominator:						
Basic weighted-average shares		116,771		124,100		130,095
Common stock equivalents *(1)*		1,204		1,707		1,152
Diluted weighted-average shares		117,975		125,807		131,247
Other information:						
Weighted-average number of antidilutive options and restricted stock units *(2)*		410		166		2,141
Shares issued under stock incentive and employee stock purchase plans		507		1,011		1,541

(1) *Common stock equivalents represent the dilutive effect of outstanding in-the-money stock options using the treasury stock method and shares expected to be issued under our restricted stock units programs.*

(2) *Weighted-average number of antidilutive options and restricted stock units are based upon the average of the average quarterly closing prices of our common stock on the NYSE for the year.*

12. Fair Value Disclosures

Financial Instruments

A summary of assets and (liabilities) at October 31, 2022 and 2021, related to our financial instruments, measured at fair value on a recurring basis, is set forth below (amounts in thousands):

Financial Instrument	Fair value hierarchy	Fair value October 31, 2022	Fair value October 31, 2021
Residential Mortgage Loans Held for Sale	Level 2	$ 185,150	$ 247,211
Forward Loan Commitments – Residential Mortgage Loans Held for Sale	Level 2	$ 9,184	$ 1,782
Interest Rate Lock Commitments ("IRLCs")	Level 2	$ (17,734)	$ (1,773)
Forward Loan Commitments – IRLCs	Level 2	$ 17,734	$ 1,773
Interest Rate Swap Contracts	Level 2	$ 45,010	$ 10,330

At October 31, 2022 and 2021, the carrying value of cash and cash equivalents and customer deposits held in escrow approximated fair value.

The fair values of the interest rate swap contracts are included in "Receivables, prepaid expenses and other assets" in our Consolidated Balance Sheets and are determined using widely accepted valuation techniques including discounted cash flow analysis based on the expected cash flows of each swap contract. Although the Company has determined that the significant inputs, such as interest yield curve and discount rate, used to value its interest rate swap contracts fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our counterparties and our own credit risk utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by us and our counterparties. However, as of October 31, 2022 and 2021, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our interest rate swap contract positions and have determined that the credit valuation adjustments were not significant to the overall valuation of our interest rate swap contracts. As a result, we have determined that our interest rate swap contracts valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Mortgage Loans Held for Sale

At the end of the reporting period, we determine the fair value of our mortgage loans held for sale and the forward loan commitments we have entered into as a hedge against the interest rate risk of our mortgage loans and commitments using the market approach to determine fair value. The evaluation is based on the current market pricing of mortgage loans with similar terms and values as of the reporting date and the application of such pricing to the mortgage loan portfolio. We recognize the difference between the fair value and the unpaid principal balance of mortgage loans held for sale as a gain or loss. In addition, we recognize the change in fair value of our forward loan commitments as a gain or loss. These gains and losses are included in "Other income – net" in our Consolidated Statements of Operations and Comprehensive Income. Interest income on mortgage loans held for sale is calculated based upon the stated interest rate of each loan and is also included in "Other income – net."

The table below provides, for the periods indicated, the aggregate unpaid principal and fair value of mortgage loans held for sale as of the date indicated (amounts in thousands):

At October 31,	Aggregate unpaid principal balance	Fair value	Fair value greater (less) than principal balance
2022	$ 193,746	$ 185,150	$ (8,596)
2021	$ 244,467	$ 247,211	$ 2,744

IRLCs represent individual borrower agreements that commit us to lend at a specified price for a specified period as long as there is no violation of any condition established in the commitment contract. These commitments have varying degrees of interest rate risk. We utilize best-efforts forward loan commitments ("Forward Commitments") to hedge the interest rate risk of the IRLCs and residential mortgage loans held for sale. Forward Commitments represent contracts with third-party investors for the future delivery of loans whereby we agree to make delivery at a specified future date at a specified price. The IRLCs and Forward Commitments are considered derivative financial instruments under ASC 815, "Derivatives and Hedging," which requires derivative financial instruments to be recorded at fair value. We estimate the fair value of such commitments based on the estimated fair value of the underlying mortgage loan and, in the case of IRLCs, the probability that the mortgage loan will fund within the terms of the IRLC. The fair values of IRLCs and forward loan commitments are included in either "Receivables, prepaid expenses and other assets" or "Accrued expenses" in our Consolidated Balance Sheets, as appropriate. To

manage the risk of non-performance of investors regarding the Forward Commitments, we assess the creditworthiness of the investors on a periodic basis.

Inventory

We recognize inventory impairment charges based on the difference in the carrying value of the inventory and its fair value at the time of the evaluation. The fair value of the aforementioned inventory was determined using Level 3 criteria. Estimated fair value is primarily determined by discounting the estimated future cash flow of each community. See Note 1, "Significant Accounting Policies - Inventory," for additional information regarding our methodology on determining fair value. As further discussed in Note 1, determining the fair value of a community's inventory involves a number of variables, many of which are interrelated. If we used a different input for any of the various unobservable inputs used in our impairment analysis, the results of the analysis may have been different, absent any other changes. Impairments on operating communities were insignificant in each of the three fiscal years ended October 31, 2022, 2021, and 2020 and, accordingly, we did not disclose the ranges of certain quantitative unobservable inputs utilized in determining the fair value of such impaired operating communities.

In fiscal 2022, 2021 and 2020, we recognized $19.7 million, $19.8 million and $31.7 million of impairment charges on land owned for future communities relating to four, six and nine communities, respectively. As of the period the impairment charges were recognized, the estimated fair value of these communities in the aggregate, net of impairment charges, were $49.5 million, $23.9 million, and $21.8 million respectively. For the majority of these communities, the estimated fair values were determined based upon the expected sales price per lot in a community sale to another builder. The range of sales price per lot utilized in determining fair values was approximately $25,000 - $500,000 per lot.

Debt

The table below provides, as of the dates indicated, the book value and estimated fair value of our debt at October 31, 2022 and 2021 (amounts in thousands):

	Fair value hierarchy	2022		2021	
		Book value	Estimated fair value	Book value	Estimated fair value
Loans payable *(1)*	Level 2	$ 1,187,043	$ 1,180,893	$ 1,014,042	$ 1,021,662
Senior notes *(2)*	Level 1	2,000,000	1,822,255	2,409,856	2,577,818
Mortgage company loan facility *(3)*	Level 2	148,863	148,863	147,512	147,512
		$ 3,335,906	$ 3,152,011	$ 3,571,410	$ 3,746,992

(1) *The estimated fair value of loans payable was based upon contractual cash flows discounted at interest rates that we believed were available to us for loans with similar terms and remaining maturities as of the applicable valuation date.*
(2) *The estimated fair value of our senior notes is based upon their market prices as of the applicable valuation date.*
(3) *We believe that the carrying value of our mortgage company loan borrowings approximates their fair value.*

13. Employee Retirement and Deferred Compensation Plans

Salary Deferral Savings Plans

We maintain salary deferral savings plans covering substantially all employees. We recognized an expense, net of plan forfeitures, with respect to the plans of $17.1 million, $15.5 million, and $6.1 million for the fiscal years ended October 31, 2022, 2021, and 2020, respectively, which is included in "Selling, general and administrative" expense in the Consolidated Statements of Operations and Comprehensive Income.

Deferred Compensation Plan

We have an unfunded, nonqualified deferred compensation plan that permits eligible employees to defer a portion of their compensation. The deferred compensation, together with certain of our contributions, earns various rates of return depending upon when the compensation was deferred. A portion of the deferred compensation and interest earned may be forfeited by a participant if he or she elects to withdraw the compensation prior to the end of the deferral period. We accrued $35.7 million and $36.3 million at October 31, 2022 and 2021, respectively, for our obligations under the plan.

Defined Benefit Retirement Plans

We have two unfunded defined benefit retirement plans. Retirement benefits generally vest when the participant reaches normal retirement age. Unrecognized prior service costs are being amortized over the period from the date participants enter the plans until their interests are fully vested. We used a 5.26%, 2.27%, and 1.95% discount rate in our calculation of the present value of our projected benefit obligations at October 31, 2022, 2021, and 2020, respectively. The rates represent the approximate long-term investment rate at October 31 of the fiscal year for which the present value was calculated. Information related to the plans is based on actuarial information calculated as of October 31, 2022, 2021 and 2020.

Information related to our retirement plans for each of the fiscal years ended October 31, 2022, 2021, and 2020, is as follows (amounts in thousands):

	2022	2021	2020
Plan costs:			
Service cost	$ 261	$ 452	$ 453
Interest cost	1,055	926	1,158
Amortization of prior service cost	1,806	1,723	1,468
Amortization of unrecognized losses	—	77	23
	$ 3,122	$ 3,178	$ 3,102
Projected benefit obligation:			
Beginning of year	$ 47,705	$ 48,374	$ 45,070
Plan amendments adopted during year	—	755	2,600
Service cost	261	452	453
Interest cost	1,055	926	1,158
Benefit payments	(2,544)	(1,894)	(1,636)
Change in unrecognized (gain) loss	(9,573)	(908)	729
Projected benefit obligation, end of year	$ 36,904	$ 47,705	$ 48,374
Unamortized prior service cost:			
Beginning of year	$ 5,484	$ 6,452	$ 5,320
Plan amendments adopted during year	—	755	2,600
Amortization of prior service cost	(1,806)	(1,723)	(1,468)
Unamortized prior service cost, end of year	$ 3,678	$ 5,484	$ 6,452
Accumulated unrecognized gain (loss), October 31	$ 7,285	$ (2,288)	$ (3,273)
Accumulated benefit obligation, October 31	$ 36,904	$ 47,705	$ 48,374
Accrued benefit obligation, October 31	$ 36,904	$ 47,705	$ 48,374

The accrued benefit obligation is included in accrued expenses on our Consolidated Balance Sheets.

The table below provides, based upon the estimated retirement dates of the participants in the retirement plans, the amounts of benefits we would be required to pay in each of the next five fiscal years and for the five fiscal years ended October 31, 2032 in the aggregate (in thousands):

Year ending October 31,	Amount
2023	$ 2,780
2024	$ 3,108
2025	$ 3,381
2026	$ 3,629
2027	$ 3,614
November 1, 2027 – October 31, 2032	$ 16,836

14. Commitments and Contingencies

Legal Proceedings

We are involved in various claims and litigation arising principally in the ordinary course of business. We believe that adequate provision for resolution of all current claims and pending litigation has been made and that the disposition of these matters will not have a material adverse effect on our results of operations and liquidity or on our financial condition.

Land Purchase Contracts

Generally, our agreements to acquire land parcels do not require us to purchase those land parcels, although we, in some cases, forfeit any deposit balance outstanding if and when we terminate an agreement. If market conditions are weak, approvals needed to develop the land are uncertain, or other factors exist that make the purchase undesirable, we may choose not to acquire the land. Whether a purchase agreement is legally terminated or not, we review the amount recorded for the land parcel subject to the purchase agreement to determine whether the amount is recoverable. While we may not have formally terminated the purchase agreements for those land parcels that we do not expect to acquire, we write off any nonrefundable deposits and costs previously capitalized to such land parcels in the periods that we determine such costs are not recoverable.

Information regarding our land purchase contracts at October 31, 2022 and 2021, is provided in the table below (amounts in thousands):

	2022	2021
Aggregate purchase price:		
Unrelated parties	$ 4,279,660	$ 4,442,804
Unconsolidated entities that the Company has investments in	42,057	9,953
Total	$ 4,321,717	$ 4,452,757
Deposits against aggregate purchase price	$ 463,452	$ 336,363
Additional cash required to acquire land	3,858,265	4,116,394
Total	$ 4,321,717	$ 4,452,757
Amount of additional cash required to acquire land included in accrued expenses	$ 34,994	$ 37,447

In addition, we expect to purchase approximately 6,700 additional home sites over a number of years from several joint ventures in which we have investments; the purchase prices of these home sites will be determined at a future date.

At October 31, 2022, we also had similar purchase contracts to acquire land for apartment developments of approximately $308.8 million, of which we had outstanding deposits in the amount of $9.6 million. We intend to develop these projects in joint ventures with unrelated parties in the future.

We have additional land parcels under option that have been excluded from the aforementioned aggregate purchase amounts since we do not believe that we will complete the purchase of these land parcels and no additional funds will be required from us to terminate these contracts.

Investments in Unconsolidated Entities

At October 31, 2022, we had investments in a number of unconsolidated entities, were committed to invest or advance additional funds, and had guaranteed a portion of the indebtedness and/or loan commitments of these entities. See Note 4, "Investments in Unconsolidated Entities," for more information regarding our commitments to these entities.

Surety Bonds and Letters of Credit

At October 31, 2022, we had outstanding surety bonds amounting to $796.5 million, primarily related to our obligations to governmental entities to construct improvements in our communities. We estimate that $413.1 million of work remains on these improvements. We have an additional $274.6 million of surety bonds outstanding that guarantee other obligations. We do not believe it is probable that any outstanding bonds will be drawn upon.

At October 31, 2022, we had outstanding letters of credit of $117.7 million under our Revolving Credit Facility. These letters of credit were issued to secure our various financial obligations, including insurance policy deductibles and other claims, land deposits, and security to complete improvements in communities in which we are operating. We do not believe that it is probable that any outstanding letters of credit will be drawn upon.

At October 31, 2022, we had provided financial guarantees of $25.7 million related to fronted letters of credit to secure obligations related to certain of our insurance policy deductibles and other claims.

Backlog

At October 31, 2022, we had agreements of sale outstanding to deliver 8,098 homes with an aggregate sales value of $8.87 billion.

Mortgage Commitments

Our mortgage subsidiary provides mortgage financing for a portion of our home closings. For those home buyers to whom our mortgage subsidiary provides mortgages, we determine whether the home buyer qualifies for the mortgage based upon information provided by the home buyer and other sources. For those home buyers who qualify, our mortgage subsidiary provides the home buyer with a mortgage commitment that specifies the terms and conditions of a proposed mortgage loan based upon then-current market conditions. Prior to the actual closing of the home and funding of the mortgage, the home buyer will lock in an interest rate based upon the terms of the commitment. At the time of rate lock, our mortgage subsidiary agrees to sell the proposed mortgage loan to one of several outside recognized mortgage financing institutions ("investors") that is willing to honor the terms and conditions, including interest rate, committed to the home buyer. We believe that these investors have adequate financial resources to honor their commitments to our mortgage subsidiary.

Mortgage loans are sold to investors with limited recourse provisions derived from industry-standard representations and warranties in the relevant agreements. These representations and warranties primarily involve the absence of misrepresentations by the borrower or other parties, the appropriate underwriting of the loan and in some cases, a required minimum number of payments to be made by the borrower. The Company generally does not retain any other continuing interest related to mortgage loans sold in the secondary market.

Information regarding our mortgage commitments at October 31, 2022 and 2021, is provided in the table below (amounts in thousands):

	2022	2021
Aggregate mortgage loan commitments:		
IRLCs	$ 669,631	$ 528,127
Non-IRLCs	2,429,063	2,705,772
Total	$ 3,098,694	$ 3,233,899
Investor commitments to purchase:		
IRLCs	$ 669,631	$ 528,127
Mortgage loans receivable	186,666	244,376
Total	$ 856,297	$ 772,503

Lease Commitments

We lease certain facilities, equipment, and properties held for rental apartment operation or development under non-cancelable operating leases which, in the case of certain rental properties, have an initial term of 99 years. We recognize lease expense for these leases on a straight-line basis over the lease term. Right-of-use ("ROU") assets and lease liabilities are recorded on the balance sheet for all leases with an expected term over one year. A majority of our facility lease agreements include rental payments based on a pro-rata share of the lessor's operating costs which are variable in nature. Our lease agreements do not contain any residual value guarantees or material restrictive covenants.

ROU assets are classified within "Receivables, prepaid expenses, and other assets" and the corresponding lease liability is included in "Accrued expenses" in our Consolidated Balance Sheets. We elected the short-term lease recognition exemption for all leases that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that we are reasonably certain to exercise. For such leases, we do not recognize ROU assets or lease liabilities and instead recognize lease payments in our Consolidated Statements of Operations and Comprehensive Income on a straight-line basis. At October 31, 2022, ROU assets and lease liabilities were $116.7 million and $139.7 million, respectively. At October 31, 2021, ROU assets and lease liabilities were $96.3 million and $116.2 million, respectively. Payments on lease liabilities totaled $17.7 million and $19.4 million for the years ending October 31, 2022 and 2021, respectively.

Lease expense includes costs for leases with terms in excess of one year as well as short-term leases with terms of one year or less. For the fiscal years ending October 31, 2022, 2021, and 2020, our total lease expense was $25.6 million, $22.2 million, and $24.7 million, respectively, inclusive of variable lease costs of approximately $3.3 million, $3.1 million, and $3.1 million, respectively. Short-term lease costs and sublease income was de minimis.

Information regarding our remaining lease payments as of October 31, 2022 is provided in the table below (amounts in thousands):

Year ended October 31,		
2023	$	21,141
2024		19,153
2025		16,048
2026		15,112
2027		11,520
Thereafter		258,687
Total lease payments *(1)*	$	341,661
Less: Interest *(2)*		201,997
Present value of lease liabilities	$	139,664

(1) *Lease payments include options to extend lease terms that are reasonably certain of being exercised.*

(2) *Our leases do not provide a readily determinable implicit rate. Therefore, we estimate our discount rate for such leases to determine the present value of lease payments at the lease commencement date.*

The majority of our facility leases give us the option to extend the lease term. The exercise of lease renewal options is at our discretion. For several of our facility leases we are reasonably certain the option will be exercised and thus the renewal term has been included in our calculation of the ROU asset and lease liability. The weighted average remaining lease term and weighted average discount rate used in calculating these facility lease liabilities, excluding our land leases, were 7.8 years and 4.8%, respectively, at October 31, 2022 and 8.1 years and 4.0%, respectively, at October 31, 2021.

We have a small number of land leases with initial terms of 99 years. We are not reasonably certain that, if given the option, we would extend these leases. We have therefore excluded the renewal terms from our ROU asset and lease liability for these leases. The weighted average remaining lease term and weighted average discount rate used in calculating these land lease liabilities were 93.5 years and 4.5%, respectively, at October 31, 2022 and 93.4 years and 4.5%, respectively, at October 31, 2021.

15. Other Income – Net

The table below provides the components of "Other income – net" for the years ended October 31, 2022, 2021, and 2020 (amounts in thousands):

	2022	2021	2020
Income from ancillary businesses	$ 24,668	$ 36,711	$ 25,540
Management fee income from Land Development and Home Building Joint Ventures – net	7,968	1,646	3,636
Gain on litigation settlement – net	141,234	—	—
Directly expensed interest	—	—	(2,440)
Other	(2,493)	2,257	8,957
Total other income – net	$ 171,377	$ 40,614	$ 35,693

In fiscal 2022, we entered into a $192.5 million settlement agreement with Southern California Gas Company to resolve our claims associated with a natural gas leak that occurred from October 2015 through February 2016 at the Aliso Canyon underground storage facility located near certain of our communities in southern California. As a result, net of legal fees and expenses, we recorded a pre-tax gain of $148.4 million, of which $141.2 million was recorded in Other Income - net in our Consolidated Statements of Operations and Comprehensive Income in fiscal 2022. The remainder was recorded as an offset to previously incurred expenses. Coincident with this settlement, we seeded a new Toll Brothers charitable foundation with $10.0 million which was recorded in Selling, general and administrative in our Consolidated Statements of Operations and Comprehensive Income in fiscal 2022.

Management fee income from Land Development and Home Building Joint Ventures - net includes fees earned by our City Living and home building operations.

Income from ancillary businesses is generated by our mortgage, title, landscaping, smart home technology, Gibraltar, apartment living, and golf course and country club operations. The table below provides revenues and expenses for these ancillary businesses for the years ended October 31, 2022, 2021, and 2020 (amounts in thousands):

	2022	2021	2020
Revenues	$ 135,510	$ 139,640	$ 118,855
Expenses	$ 110,842	$ 102,929	$ 106,285
Other income	$ —	$ —	$ 12,970

In fiscal 2022, our smart home technology business recognized a $9.0 million gain from a bulk sale of security monitoring accounts, which is included in income from ancillary businesses above.

In fiscal 2020, we sold one of our golf club properties to a third party for $15.6 million and recognized a gain of $9.1 million. In addition, we recognized a previously deferred gain of $3.8 million related to the sale of a golf club property from fiscal 2019.

In fiscal 2022, 2021 and 2020, our apartment living operations earned fees from unconsolidated entities of $23.2 million, $20.2 million, and $14.0 million, respectively. Fees earned by our apartment living operations are included in income from ancillary businesses.

16. Information on Segments

The table below summarizes revenue and income (loss) before income taxes for our segments for each of the fiscal years ended October 31, 2022, 2021, and 2020 (amounts in thousands). At October 31, 2022, we concluded that our City Living operations were no longer a reportable operating segment, primarily due to its insignificance as a result of the change in structure and shift in strategy for its operations. Therefore, we concluded we have five operating segments as reflected below. Amounts reported in prior periods have been restated to conform to the fiscal 2022 presentation.

	Revenue			Income (loss) before income taxes		
	2022	2021	2020	2022	2021	2020
		(restated)	(restated)		(restated)	(restated)
North	$ 1,853,720	$ 2,011,896	$ 1,480,187	$ 280,829	$ 313,694	$ 87,576
Mid-Atlantic	1,148,966	1,076,900	851,106	189,485	128,494	52,024
South	1,519,600	1,183,272	1,041,204	249,665	153,799	108,396
Mountain	2,747,783	2,003,045	1,535,757	509,512	276,360	167,554
Pacific	2,441,959	2,156,114	2,029,851	572,844	382,855	351,493
Total home building	9,712,028	8,431,227	6,938,105	1,802,335	1,255,202	767,043
Corporate and other (1)	(858)	519	(748)	(98,609)	(154,887)	(180,142)
	9,711,170	8,431,746	6,937,357	1,703,726	1,100,315	586,901
Land sales and other revenue	564,388	358,615	140,302			
Total consolidated	$ 10,275,558	$ 8,790,361	$ 7,077,659	$ 1,703,726	$ 1,100,315	$ 586,901

(1) Included in our fourth quarter of fiscal 2022 is a $141.2 million net gain related to a favorable litigation settlement as further discussed in Note 15, "Other Income - Net".

"Corporate and other" is comprised principally of general corporate expenses such as our executive offices; the corporate finance, accounting, audit, tax, human resources, risk management, information technology, marketing, and legal groups; interest income; income from certain of our ancillary businesses, including our apartment rental development business; and income from our Rental Property Joint Ventures and Gibraltar Joint Ventures.

Total assets for each of our segments at October 31, 2022 and 2021, are shown in the table below (amounts in thousands):

	2022	2021
		(restated)
North	$ 1,464,995	$ 1,624,420
Mid-Atlantic	1,049,043	995,852
South	2,137,568	1,421,612
Mountain	2,785,603	2,397,484
Pacific	2,174,065	2,221,752
Total home building	9,611,274	8,661,120
Corporate and other	2,677,440	2,876,730
Total consolidated	$ 12,288,714	$ 11,537,850

"Corporate and other" is comprised principally of cash and cash equivalents, restricted cash, deferred tax assets, investments in our Rental Property Joint Ventures, expected recoveries from insurance carriers and suppliers, our Gibraltar investments and operations, manufacturing facilities, and our mortgage and title subsidiaries.

Inventory for each of our segments, as of the dates indicated, is shown in the table below (amounts in thousands):

	Land controlled for future communities	Land owned for future communities	Operating communities	Total
Balances at October 31, 2022				
North	$ 25,876	$ 125,762	$ 1,142,060	$ 1,293,698
Mid-Atlantic	50,425	245,208	700,844	996,477
South	67,173	190,081	1,570,059	1,827,313
Mountain	15,890	119,315	2,523,027	2,658,232
Pacific	81,387	128,485	1,747,734	1,957,606
Total consolidated	$ 240,751	$ 808,851	$ 7,683,724	$ 8,733,326
Balances at October 31, 2021		(restated)	(restated)	(restated)
North	$ 24,791	$ 202,273	$ 1,229,298	$ 1,456,362
Mid-Atlantic	51,267	109,693	776,746	937,706
South	34,567	44,304	1,135,370	1,214,241
Mountain	40,483	85,631	2,126,863	2,252,977
Pacific	34,548	122,836	1,897,214	2,054,598
Total consolidated	$ 185,656	$ 564,737	$ 7,165,491	$ 7,915,884

The amounts we have provided for inventory impairment charges and the expensing of costs that we believed not to be recoverable for each of our segments, for the years ended October 31, 2022, 2021, and 2020, are shown in the table below (amounts in thousands):

	2022	2021	2020
		(restated)	
North	$ 11,860	$ 12,194	$ 28,352
Mid-Atlantic	3,369	12,022	17,905
South	3,391	662	2,869
Mountain	4,091	379	790
Pacific	10,030	1,278	5,967
Total consolidated	$ 32,741	$ 26,535	$ 55,883

The net carrying value of our investments in unconsolidated entities and our equity in earnings (losses) from such investments, for each of our segments, as of the dates indicated, are shown in the table below (amounts in thousands):

	Investments in unconsolidated entities		Equity in earnings (losses) from unconsolidated entities		
	At October 31,		Year ended October 31,		
	2022	2021	2022	2021	2020
		(restated)		(restated)	(restated)
North	$ 49,385	$ 12,944	$ 1,068	$ (641)	$ (7,674)
Mid-Atlantic	26,171	27,313	(405)	5,953	(11)
South	174,901	128,777	20,065	12,619	14,012
Mountain	53,046	14,612	494	—	381
Pacific	89,196	73,066	248	(17)	1,280
Total home building	392,699	256,712	21,470	17,914	7,988
Corporate and other	459,615	342,389	2,253	56,121	(7,040)
Total consolidated	$ 852,314	$ 599,101	$ 23,723	$ 74,035	$ 948

"Corporate and other" is comprised of our investments in the Rental Property Joint Ventures and the Gibraltar Joint Ventures.

17. Supplemental Disclosure to Consolidated Statements of Cash Flows

The following are supplemental disclosures to the Consolidated Statements of Cash Flows for each of the fiscal years ended October 31, 2022, 2021 and 2020 (amounts in thousands):

	2022	2021	2020
Cash flow information:			
Income tax paid - net	$ 350,650	$ 229,742	$ 46,687
Noncash activity:			
Cost of inventory acquired through seller financing, municipal bonds, or included in accrued expenses - net	$ 273,893	$ 174,726	$ 158,435
Increase in receivables, prepaid expenses, and other assets and accrued expenses related to the adoption of ASU 2016-02 and other lease activity	$ —	$ —	$ 122,269
Reclassification from inventory to property, construction, and office equipment - net	$ —	$ 39,309	$ 16,558
Transfer of inventory to investment in unconsolidated entities	$ 46,019	$ 50,841	$ 13,690
Transfer of other assets to investment in unconsolidated entities, net	$ 100,123	$ 94,332	$ 52,345
Transfer of other assets to property, construction, and office equipment - net	$ 16,168	$ —	$ —
Unrealized gain on derivatives	$ 34,680	$ 10,330	$ —
Business Acquisitions:			
Fair value of assets purchased	$ —	$ —	$ 63,854
Liabilities assumed	$ —	$ —	$ 3,505
Cash paid	$ —	$ —	$ 60,349

| | At October 31, | | |
	2022	2021	2020
Cash, cash equivalents, and restricted cash			
Cash and cash equivalents	$ 1,346,754	$ 1,638,494	$ 1,370,944
Restricted cash included in receivables, prepaid expenses, and other assets	$ 51,796	$ 45,918	$ 25,660
Total cash, cash equivalents, and restricted cash shown in the Consolidated Statements of Cash Flows	$ 1,398,550	$ 1,684,412	$ 1,396,604

18. Summary Consolidated Quarterly Financial Data (Unaudited)

The table below provides summary income statement data for each quarter of fiscal 2022 and 2021 (amounts in thousands, except per share data):

| | Three Months Ended | | | |
	October 31	July 31	April 30	January 31
Fiscal 2022:				
Revenue:				
Home sales	$ 3,580,952	$ 2,256,337	$ 2,186,529	$ 1,687,352
Land sales and other	$ 131,182	$ 238,465	$ 91,012	$ 103,729
Gross profit:				
Home sales	$ 963,038	$ 585,634	$ 527,264	$ 397,825
Land sales and other	$ 1,571	$ 8,904	$ (1,969)	$ 4,112
Income before income taxes *(1)*	$ 841,144	$ 365,951	$ 295,815	$ 200,816
Net income *(1)*	$ 640,536	$ 273,467	$ 220,593	$ 151,904
Earnings per share *(2)*				
Basic	$ 5.67	$ 2.37	$ 1.87	$ 1.26
Diluted	$ 5.63	$ 2.35	$ 1.85	$ 1.24
Weighted-average number of shares				
Basic	112,914	115,334	117,839	120,996
Diluted	113,793	116,326	118,925	122,858
Fiscal 2021:				
Revenue:				
Home sales	$ 2,950,417	$ 2,234,365	$ 1,836,260	$ 1,410,704
Land sales and other	$ 90,963	$ 21,116	$ 93,864	$ 152,672
Gross profit				
Home sales	$ 694,373	$ 508,241	$ 401,767	$ 288,911
Land sales and other	$ 4,490	$ 2,407	$ 1,773	$ 40,938
Income before income taxes	$ 499,689	$ 303,395	$ 169,826	$ 127,405
Net income	$ 374,330	$ 234,932	$ 127,866	$ 96,499
Earnings per share *(2)*				
Basic	$ 3.06	$ 1.90	$ 1.03	$ 0.77
Diluted	$ 3.02	$ 1.87	$ 1.01	$ 0.76
Weighted-average number of shares				
Basic	122,218	123,826	124,295	126,060
Diluted	124,057	125,610	125,999	127,562

(1) Included in our fourth quarter of fiscal 2022 is a $141.2 million net gain related to a favorable litigation settlement as further discussed in Note 15, "Other Income - Net".

(2) Due to rounding, the sum of the quarterly earnings per share amounts may not equal the reported earnings per share for the year.

RECONCILIATION OF NON-GAAP MEASURES

Net Debt-to-Capital Ratio Reconciliation
(Amounts in thousands, except percentages)

| | October 31, | |
	2022	2021
Loans payable	$ 1,185,275	$ 1,011,534
Senior notes	1,995,271	2,403,989
Mortgage company loan facility	148,863	147,512
Total debt	3,329,409	3,563,035
Total stockholders' equity	6,006,088	5,295,024
Total capital	$ 9,335,497	$ 8,858,059
Ratio of debt-to-capital	35.7 %	40.2 %
Total debt	$ 3,329,409	$ 3,563,035
Less: Mortgage company loan facility	(148,863)	(147,512)
Cash and cash equivalents	(1,346,754)	(1,638,494)
Total net debt	1,833,792	1,777,029
Total stockholders' equity	6,006,088	5,295,024
Total net capital	$ 7,839,880	$ 7,072,053
Net debt-to-capital ratio	23.4 %	25.1 %

Toll Brothers Board of Directors

Douglas C. Yearley, Jr., *Chairman and Chief Executive Officer, Toll Brothers, Inc.*

Paul E. Shapiro, *Lead Independent Director and Chairman, Q Capital LLC*

Stephen F. East, *Retired Managing Director, Wells Fargo & Company*

Christine N. Garvey, *Retired Global Head of Corporate Real Estate Services, Deutsche Bank AG*

Karen H. Grimes, *Retired Partner, Senior Managing Director, and Equity Portfolio Manager, Wellington Management Company*

Derek T. Kan, *Chief Business Officer, Deliverr, Inc.*

Carl B. Marbach, *President and CEO of Shared Charter, Inc.*

John A. McLean, *Senior Managing Director, New York Life Investment Management*

Wendell E. Pritchett, *Riepe Presidential Professor of Law and Education, University of Pennsylvania Carey Law School*

Scott D. Stowell, *President and CEO, Capital Thirteen LLC*

Corporate Information

Corporate Office
Toll Brothers, Inc.
1140 Virginia Drive
Fort Washington, PA 19034
215-938-8000 / TollBrothers.com

Transfer Agent & Registrar
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
1-800-937-5449 / astfinancial.com
email: help@astfinancial.com

Independent Auditors
Ernst & Young LLP
Philadelphia, PA

Our common stock is traded on the New York Stock Exchange under the symbol "TOL".

Investor Relations Information Request

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and other Company information are available without charge either on or through our website, TollBrothers.com, or upon request from the following individuals at our Corporate Office:

Frederick N. Cooper, *Senior Vice President, Finance, International Development and Investor Relations*
fcooper@tollbrothers.com | 215-938-8312

Our Board of Directors has an audit and risk committee, an executive compensation committee, a nominating and corporate governance committee, and a public debt and equity securities committee. Each of these committees has a formal charter. We also have Corporate Governance Guidelines, a Code of Ethics for Members of the Board of Directors, and a Code of Ethics and Business Conduct which applies to all officers and employees. Copies of these charters, guidelines, and codes can be obtained on our website and are also available upon request from the individuals listed above.

Production Notes

Front Cover Photo:
Santi Elite | Westcliffe at Porter Ranch | Porter Ranch, CA

Photographers/Renderers:
Imerza, Christopher Mayer, Ron Blunt, Joshua Caldwell

Geneva | The Retreat at McLean & Mehr Farm | McLean, VA

Oceano | Alta Vista at Orchard Hills | Irvine, CA



Rio Verde | Toll Brothers at Verde River | Scottsdale, AZ

Fairway | Toll Brothers at Rolling Hills Country Club
Rolling Hills Estates, CA



The Rockwell | New York, NY



Toll Brothers
AMERICA'S LUXURY HOME BUILDER®

1140 Virginia Drive | Fort Washington, Pennsylvania 19034 | 215-938-8000 | TollBrothers.com